10/28

03032953

82- SUBMISSIONS FACING SHEET

F[illegible]w-Up
[illegible]erials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Tomorrow Int'l Holdings Ltd

*CURRENT ADDRESS

PROCESSED
NOV 06 2003
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4256 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 10/29/03

TOMORROW INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

PROXY FORM FOR THE ANNUAL GENERAL MEETING TO BE HELD ON FRIDAY, 27TH JUNE, 2003 (OR ANY ADJOURNMENT THEREOF)

I/We (note 1) ____

of ____

being the registered holder(s) of (notes 2) ______________________________ shares of HK$0.10 each in the capital of Tomorrow International Holdings Limited (the "Company") HEREBY APPOINT (note 3) the Chairman of the Company or

of ____

as my/our proxy to act for me/us at the Annual General Meeting of the Company (or any adjournment thereof) to be held at Unit 903–906, 9th Floor, Tower 1, Harbour Centre, 1 Hok Cheung Street, Hung Hom, Kowloon, Hong Kong on Friday, 27th June, 2003 at 11:30 a.m. for the purpose of considering and, if thought fit, passing the resolutions nos. 1 to 5 as set out in the notice convening the said Annual General Meeting and at such Annual General Meeting (or at any adjournment thereof) to vote for me/us in my/our name(s) in respect of the said resolutions as hereunder indicated, and, if no such indication is given, as my/our proxy thinks fit (note 4).

		RESOLUTIONS	FOR (note 4)	AGAINST (note 4)
1.		To receive and consider the Financial Statements and the Reports of the Directors and Auditors for the year ended 31st December, 2002.		
2.	(a)	To re-elect Mr. Tam Ping Wah as director.		
	(b)	To re-elect Mr. Ng Wai Hung as director.		
	(c)	To fix the Directors' remuneration.		
3.		To appoint Auditors and to authorise the Directors to fix their remuneration.		
4.	(a)	To grant to the Directors a general mandate to allot, issue and deal with additional shares of HK$0.10 each or such other par value as may result from any share capital reduction, share consolidation, share subdivision or other capital, as the case may be, and to make or grant offers, agreements and options which might require the exercise of such powers, not exceeding 20 per cent. of the aggregate amount of the share capital of the Company in issue on the date of the passing of this resolution or in the event of any share capital reduction taking effect, 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue immediate upon such share capital reduction taking effect, as the case may be.		
	(b)	To grant to the Directors a general mandate to repurchase issued shares in the capital of the Company not exceeding 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue on the date of the passing of this resolution or in the event of any share capital reduction of the Company taking effect, 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue immediate upon such share capital reduction taking effect, as the case may be.		
	(c)	Conditional on the passing of Resolutions 4(a) and 4(b), to authorise the Directors to exercise the powers to allot, issue and otherwise deal with shares of the Company under Resolution 4(a) by the addition thereto any shares repurchased by the Company under Resolution 4(b).		
5.		To approve the amendment of the Bye-laws of the Company by deleting the words "Section 2 of the Securities (Clearing Houses) Ordinance)" from the definition of "clearing house" and substituting therefor the words "Part 1 of Schedule 1 of the Securities and Futures Ordinance".		

Dated this ________________ day of ________________, 2003   Signature (note 5, 6 and 7): ________________

Notes:

1. Full name(s) and address(es) to be inserted in **BLOCK CAPITALS**.
2. Please insert the number of shares in which the proxy relates registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all shares in the Company registered in your name(s).
3. If any proxy other than the Chairman of the meeting is preferred, strike out the words "the Chairman of the meeting" and insert the name and address of the proxy desired in the space provided. **ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.**
4. **IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK IN THE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK IN THE BOX MARKED "AGAINST".** Failure to tick either box will entitle your proxy to cast your vote at his/her discretion. Your proxy will also be entitled to vote at his/her discretion on any resolution properly put to the meeting other than those referred to in the notice convening the meeting.
5. You are requested to lodge this form of proxy, together with the power of attorney (if any) or other authority (if any) under which it is signed or a notarially certified copy thereof, at the head office and principal place of business of the Company at 27th Floor, Henley Building, 5 Queen's Road Central, Hong Kong not less that 48 hours before the time appointed for the holding of the meeting (or any adjournment thereof).
6. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either under its common seal or under the hand of an officer or attorney duly authorised.
7. In the case of joint holders of any share, any one of such persons may vote at the said meeting, either personally or by proxy, in respect of such share as if he/she was solely entitled thereto, but if more than one of such joint holders is present at the said meeting, personally or by proxy, that one of the said persons so present whose name stands first on the register in respect of such share shall alone be entitled to vote in respect thereof.
8. A proxy need not be a member of the Company but must attend the meeting in person to represent you.

TOMORROW INTERNATIONAL HOLDINGS LIMITED
明日國際集團有限公司

（於百慕達註冊成立之有限公司）

於二零零三年六月二十七日星期五舉行之股東週年大會（或其任何續會）適用之代表委任表格

本人／吾等[附註1] ______________________________

地址為 ______________________________

為明日國際集團有限公司（「本公司」）股本中每股面值0.10港元股份共 ______________ 股[附註2]

之登記持有人，**茲委任**[附註3]本公司主席或 ______________________________

地址為 ______________________________

為本人／吾等代表，代表本人／吾等出席本公司於二零零三年六月二十七日星期五上午十一時三十分假座香港九龍紅磡鶴翔街1號維港中心第一期9樓903－906室舉行之股東週年大會（或其任何續會），藉此考慮並酌情通過載於股東週年大會通告之第1至5項決議案，並於該股東週年大會（或其任何續會）上代表本人／吾等以本人／吾等之名義，依照以下指示就該等決議案投票，如無指示，則本人／吾等之代表可酌情自行投票[附註4]。

決議案			贊成[附註4]	反對[附註4]
1.		省覽截至二零零二年十二月三十一日止年度之財務報告及董事會報告與核數師報告。		
2.	(a)	重選譚炳華先生為董事。		
	(b)	重選吳偉雄先生為董事。		
	(c)	釐定董事酬金。		
3.		委聘核數師，並授權董事釐定彼等酬金。		
4.	(a)	授予董事一般授權，以配發、發行及處理每股面值0.10港元或可能因任何股本削減、股份合併、股份拆細或其他股本（視情況而定）而產生之其他面值之額外股份，以及作出或授予可能需要行使該等權力之售股建議、協議及購股權，惟數額不得超過本決議案獲通過日期本公司已發行股本總面額20%，或倘為股本削減生效後，則為緊接該股本削減生效後本公司已發行股本總面額之20%（視情況而定）。		
	(b)	授予董事一般授權，以購回本公司股本中之已發行股份，惟數額不得超過本公司於本決議案獲通過日期已發行股本總面額之10%，或倘為本公司之任何股本削減生效後，則為緊接該股本削減生效後本公司已發行股本總面額之10%（視情況而定）。		
	(c)	待通過第4(a)項及4(b)項決議案後，授權董事行使權力根據第4(a)項決議案配發、發行及處理本公司之股份，另加本公司根據第4(b)項決議案購回之任何股份。		
5.		批准修訂本公司之細則，自有關「clearing house」（結算所）一詞之釋義刪去「Section 2 of the Securities (Clearing Houses) Ordinance」（證券（結算所）條例第2條），並以「Part 1 of Schedule 1 of the Securities and Futures Ordinance」（證券及期貨條例附表一第一部）代替。		

日期：二零零三年 __________ 月 __________ 日　　　　簽署[附註5、6及7]：______________________

附註：

1. 請用正楷填寫全名及地址。
2. 請填上以　閣下名義登記與本代表委任表格有關之股份數目，倘若並無填上任何數目，則本代表委任表格將視為與以　閣下名義登記之全部本公司股份有關。
3. 如欲委任大會主席以外之任何人士為代表，請將「大會主席或」等字眼刪去，並在空白地方填上欲委任之代表姓名及地址。**本代表委任表格上任何刪改均須由簽署人簡簽示可。**
4. **重要提示：　閣下如欲投票贊成某項決議案，請於註有「贊成」字樣之空格內加上「√」號。　閣下如欲投票反對某項決議案，請於註有「反對」字樣之空格內加上「√」號。**如並無於任何空格內加上「√」號，則　閣下之代表有權酌情投票。　閣下之代表亦有權就於大會上正式提呈而並非於召開大會之通告上載列之任何決議案酌情投票。
5. 本代表委任表格連同簽署人之授權書（如有）或其他授權文件（如有）或由公證人簽署之該等文件副本，必須於大會或其任何續會指定舉行時間48小時前送達本公司之總辦事處及主要營業地點，地址為香港皇后大道中5號衡怡大廈27樓。
6. 本代表委任表格須由　閣下或　閣下以書面正式授權之代表簽署，如為公司，必須加蓋公司公章或由正式授權之行政人員或授權代表簽署。
7. 如屬股份之聯名持有人，則任何一位聯名持有人均可親身或委派代表出席大會並就有關股份投票，猶如彼為唯一有權投票者，惟倘超過一名聯名持有人親身或委派代表出席大會，則上述持有人中只有在股東名冊內排名首位者方有權就有關股份投票。
8. 受委代表毋須為本公司股東，惟必須親身出席大會以代表　閣下。

82-4256

AR/S
12-31-02

03 OCT 23 AM 7:21

Tomorrow International Holdings Limited

(Incorporated in Bermuda with limited liability)

ANNUAL REPORT 2002

Contents

Contents

2 Corporate Information

3 Notice of Annual General Meeting

7 Chairman's Statement

10 Management Discussion & Analysis

12 Biographical Details of Directors and Senior Management

14 Report of the Directors

21 Report of the Auditors

22 Consolidated Profit and Loss Account

23 Consolidated Balance Sheet

25 Consolidated Statement of Changes in Equity

26 Consolidated Cash Flow Statement

28 Balance Sheet

29 Notes to Financial Statements

DIRECTORS

Executive Directors

YAU Tak Wah, Paul *(Chairman)*
TAM Ping Wah
LOUIE Mei Po
WONG Shin Ling, Irene
TAM Wing Kin

Non-executive Directors

NG Wai Hung
CHEUNG Chung Leung, Richard

COMPANY SECRETARY

MA Wing Kuen, Ricky

AUDITORS

Ernst & Young

LEGAL ADVISERS IN HONG KONG

Vincent T.K. Cheung, Yap & Co.
Julia Wong & Partners
Heller Ehrman White & McAuliffe

LEGAL ADVISERS ON BERMUDA LAW

Conyers, Dill & Pearman

REGISTERED OFFICE

Clarendon House
Church Street
Hamilton HM 11
Bermuda

HEAD OFFICE AND PRINCIPAL PLACE OF BUSINESS

27th Floor, Henley Building
5 Queen's Road Central
Hong Kong

PRINCIPAL SHARE REGISTRAR

The Bank of Bermuda Limited
6 Front Street
Hamilton HM 11
Bermuda

HONG KONG BRANCH SHARE REGISTRAR

Computershare Hong Kong Investor Services Limited
Room 1901–1905,
19th Floor
Hopewell Centre
183 Queen's Road East
Hong Kong

PRINCIPAL BANKERS

The Hongkong and Shanghai Banking Corporation Limited
International Bank of Asia
UBS
Liu Chong Hing Bank Limited
Commerzbank
Bank of Communications
Industrial and Commercial Bank of China (Asia) Limited

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting of the Company will be held at Unit 903–906, 9th Floor, Tower 1, Harbour Centre, 1 Hok Cheung Street, Hunghom, Kowloon, Hong Kong on Friday, 27 June 2003 at 11:30 a.m. for the following purposes:

1. To receive and consider the audited financial statements and the reports of the directors and auditors for the year ended 31st December, 2002.

2. To re-elect retiring directors and to authorise the board of directors to fix the directors' remuneration.

3. To re-appoint auditors and to authorise the board of directors to fix their remuneration.

4. As special business, to consider and, if thought fit, pass with or without amendments, the following resolutions as ordinary resolutions:

(A) "**THAT**:

(i) subject to sub-paragraph (iii) of this resolution, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares of HK$0.10 each or such other par value as may result from any share capital reduction, share consolidation, share subdivision or other capital, as the case may be, in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers, be and is hereby generally and unconditionally approved;

(ii) the approval in sub-paragraph (i) of this resolution shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(iii) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the directors of the Company pursuant to the approval in sub-paragraph (i) of this resolution, otherwise than pursuant to (a) a Rights Issue (as hereinafter defined); (b) the exercise of rights of subscription or conversion attaching to any warrants issued by the Company or any securities which are convertible into shares of the Company; (c) any share option scheme of the Company; and (d) any scrip dividend or similar arrangement providing for the allotment of shares in the Company in lieu of the whole or part of a dividend on shares in accordance with the Bye-laws of the Company in force from time to time; shall not exceed 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue on the date of the passing of this resolution or in the event of any share upon the capital reduction taking effect, 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue immediately upon such share capital reduction taking effect, as the case may be, and the approval granted under (A)(i) and A(ii) shall be limited accordingly; and

(iv) for the purpose of this resolution:

"Relevant Period" means the period from the date of the passing of this resolution until whichever is the earliest of:

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-laws of the Company or any applicable laws to be held; or

(c) the revocation or variation of the authority set out in this resolution by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of shares, or offer or issue of warrants, options or other securities giving rights to subscribe for shares of the Company open for a period fixed by the directors of the Company to holders of shares of the Company whose names appear on the register of members on a fixed record date in proportion to their then holdings of such shares (subject to such exclusion or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in any territory applicable to the Company)."

(B) "**THAT**:

(i) subject to sub-paragraph (ii) of this resolution, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase issued shares in the capital of the Company subject to and in accordance with all applicable laws and the Bye-laws of the Company, be and is hereby generally and unconditionally approved;

(ii) the aggregate nominal amount of shares in the capital of the Company which the Company is authorised to repurchase pursuant to the approval in sub-paragraph (i) of this resolution shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue on the date of the passing of this resolution or in the event of any share capital reduction of the Company taking effect, 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue immediately upon such share capital reduction taking effect, as the case may be, and the approval granted under paragraph (B)(i) shall be limited accordingly; and

(iii) for the purpose of this resolution:

"Relevant Period" means the period from the date of the passing of this resolution until whichever is the earliest of:

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-laws of the Company or any applicable laws to be held; or

(c) the revocation or variation of the authority set out in this resolution by an ordinary resolution of the shareholders of the Company in general meeting."

(C) "**THAT** the general mandate granted to the directors to exercise the powers of the Company to allot, issue and otherwise deal with shares of the Company pursuant to resolution numbered 4(A) above be and is hereby extended by the addition to the aggregate nominal amount of the share capital of the Company which may be allotted by the directors pursuant to such general mandate an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted pursuant to resolution numbered 4(B) above."

5. As special business, to consider and, if thought fit, pass with or without modification, the following resolution as a special resolution:

"**THAT** Bye-law 1 of the Bye-laws of the Company be amended by deleting the words "Section 2 of the Securities (Clearing Houses) Ordinance" from the definition of "clearing house" and substituting therefor the words "Part 1 of Schedule 1 of the Securities and Futures Ordinance"."

6. To transact any other business of the Company.

By Order of the Board
Yau Tak Wah, Paul
Chairman

Hong Kong, 28 April 2003

Registered office:
Clarendon House
Church Street
Hamilton HM 11
Bermuda

Principal place of Business:
27th Floor
Henley Building
5 Queen's Road Central
Hong Kong

Notes:

1. Any member of the Company entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and vote on his behalf. A proxy need not be a member of the Company.

2. To be valid, a form of proxy and the power of attorney or other authority, if any, under which it is signed, or a certified copy of such power or authority, must be lodged with the head office and principal place of business of the Company at 27th Floor, Henley Building, 5 Queen's Road Central, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.

3. With reference to Resolution 4(B) above, the explanatory statement containing the information relating to the repurchase of shares, as required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, will be despatched to shareholders in due course.

On behalf of the Board of Directors, I am pleased to present the annual results of the Group for the year ended 31 December 2002.

RESULTS

The Group's profit attributable to shareholders for the year was HK$62.8 million. Earning per share amounted to HK2.23 cents, compared with HK2.63 cents in the previous year. We reported a solid cash and balance sheet position. At 31 December 2002, the Group's net cash position amounted to HK$322.4 million (2001: HK$373.8 million), representing 46.9% of the shareholders' fund of HK$688.1 million (2001: 62.4%).

The Board of Directors does not recommend the payment of any final dividend (2001: Nil).

BUSINESS REVIEW

Although in a year full of uncertainties and most of the enterprises experienced revenue decline, the Group still outperformed in the electronics industry. Together with contribution from Swank International Manufacturing Company Limited ("Swank") through acquisition in March 2002, the total turnover increased by 36% to HK$741.1 million (2001: HK$544.2 million) and the profit attributable to shareholders amounted to HK$62.8 million (2001: HK$31.1 million), representing a 102% growth compared with last year.

Electronic Products Division performed satisfactory and contributed an encouraging profit to the Group for the year under review. Turnover increased by 3% to HK$434.4 million compared with last year (2001: HK$420.6 million). In the keen competitive consumer product market, the Group successfully diversified and enlarged its product range. Apart from clock, thermometer and timer which were still our major products, other newly developed items like radio frequency items, radio controlled clock and solar product gradually played an important role in the total turnover. These new products properly matched the market changes and the ever-changing consumer's taste. On the other hand, a steady growth in the OEM business with Japanese customers also helped to maintain the Group's business position.

The year of 2002 was still a hard time for printed circuit board ("PCB") business. Continuing price-cut together with abundant supply derived an unfavourable competition in the industry. However, as a result of the persistent sales efforts and efficient management, the Group had achieved a sales growth in such an adverse situation. Turnover increased by 14% to HK$96.9 million compared with the same period of last year (2001: HK$84.7 million). Operating losses from the PCB Division were substantially narrowed down as well.

The trading and distribution business remained dormant throughout the year of 2002. The turnover of about HK$0.1 million for the year represented the proceeds from clearance of stocks on hand. The management of the Group considered that it was not the right time to recommence its trading business.

BUSINESS REVIEW (continued)

During the year, the Group completed the acquisition of controlling stake of Swank. Swank has basically met the operational objectives set out for the year. These included decreasing the fixed costs significantly to lower breakeven point, by streamlining the organization through eliminating non-mission critical job positions and restructuring the organization to become leaner. On the revenue side, however, due to sudden slow-down in customer delivery schedule towards the year end, Swank could only finish the year at the same level as last year. As this was the first year for the Group to incorporate the result of Swank, turnover contributed from Swank amounted to HK$207.7 million. Furthermore, due to pressure on price in the optical market, Swank experienced a significant squeeze in gross margin in the fourth quarter, which resulted in drop in overall gross margin.

In view of an unfavourable stock market condition, turnover for trading of listed equity investments decreased significantly to HK$0.7 million compared with HK$31.6 million in the year of 2001.

The uncertain economic condition and prevailing low interest rate in Hong Kong caused decreases in both the demand for and return from loan financing. Therefore, interest income from loan financing decreased by 81% to HK$1.2 million compared with last year (2001: HK$6.4 million).

Following the acquisition of the controlling stake in Swank by the Group, Swank had made a turnaround in its financial results. However, Swank is under a tight cashflow position to make principal repayments and interest payments for the outstanding principal of the loan of HK$250 million. On 4 March 2003, the Group entered into a conditional asset disposal agreement and a conditional loan restructuring agreement with Swank. For details, please refer to the circular of the Company dated 7 April 2003.

FUTURE PLANS

In mid-March 2003, the war in Iraq has added up uncertainty to the anticipated recovery of the world economy in 2003. In addition, Hong Kong is also affected by the spread of atypical pneumonia recently. The whole economy is full of panic and anxiety. Confidence of the people is not expected to be restored until this infectious disease is brought under control. Nevertheless, the Group remains conservative but optimistic to forecast its business development in the coming year. To be backed-up by the PRC economy which is still growing and less affected by the war, there are ample opportunities for the Group to further develop its manufacturing businesses in the PRC.

In the Electronic Products Division, further expansion of OEM business is our target. It might help to reduce the impact from the possible contraction of export sales that are affected by the weakened demand from American and European countries. On the other hand, as wireless applications are becoming popular in electronic products, the Group has conducted extensive research and development studies in this area with an aim to widen the product range. In addition, in order to diversify the Group's business in the electronic industry, the management is looking for opportunities to work with internationally well-known electronic manufacturers to produce different type of electronic products or components on a co-operation basis.

FUTURE PLANS (continued)

Although the PCB market is volatile and the profit margin therein seems not attractive, it creates more room for development to become well-established corporations like us in consequence to the rule-out of most of the unsuccessful PCB manufacturers from the industry. The Group will pursue to develop new customers for high-ended products with more satisfactory margin. With persistent operating cost controls, it is believed that the Group's PCB business is on the right track to achieve its goal.

Swank has regained its reputation as a key player in the optical industry. Many of the business fundamentals have been significantly improved, which included: better product quality, more reliable shipment delivery, and better-controlled product development programs. In the first quarter of 2003, Swank began to focus on a number of new initiatives including (i) reviewing all Equipment, Process, Technology (EPT) as part of the competitive manufacturing strategy to ensure that they are in alignment with the target segment and that they are competitive; (ii) establishing a more aggressive outsourcing program to lower cost of procurement and to make better make-versus buy economic decisions, both of which will help to improve gross margin; (iii) establishing a target segmentation program whereby design department can take the lead with sales to develop product programs directed at specific target market segments, by giving more value to customers through product concept management and better component integration; and (iv) further reducing Swank's overhead expenses through elimination of cost structures that do not result in immediate revenue generation.

With a strong financial strength and cash position, the Group will continue to grow by exploring more attractive investment opportunities, both locally and in Mainland China, which could bring promising returns to shareholders.

On behalf of the Board of Directors, I would like to thank all our employees, for their dedication and support throughout the year, as well as our suppliers, customers, bankers and shareholders.

On behalf of the Board
Yau Tak Wah, Paul
Chairman

Hong Kong, 28 April 2003

FINANCIAL REVIEW

Although the world's economy was overshadowed by uncertainties and most of the businesses experienced revenue decline, the Group successfully maintained its business position in the electronics industry. In view of the profit contributions for the year under review together with the placement of new shares during the year, the Group's total net assets increased by HK$89.5 million. With the acquisition of Swank Group in March 2002, the Group's total turnover recorded at HK$741.1 million, representing 36.2% increase compared with the same period last year. Net profit attributable to shareholders amounted to HK$62.8 million. Basic earnings per share for the year was HK2.23 cents. Details of the variances are summarised as follows:

	Increase/ (Decrease) in the Group's total net assets HK$ million
Fixed assets	63.1
Negative goodwill	(58.7)
Interests in associates	30.9
Prepaid rental	(0.7)
Rental deposits	0.5
Deferred product development costs	(0.3)
Cash and bank balances, time deposits and pledged deposits	(51.4)
Accounts receivable, bills receivable, prepayments, deposits and other receivables	0.7
Loans receivable and interest receivables on loans	108.9
Short term investments	(0.6)
Properties held for sale	(2.2)
Inventories	45.4
Accounts payable, accrued liabilities and other payables	(36.7)
Tax (including tax payable and deferred tax)	(3.3)
Due to associates	(8.8)
Provision for long service payments	(1.5)
Minority interests	4.2
Net increase in Group's total net assets	89.5

As at 31 December 2002, the Group's properties in both Hong Kong and the Mainland China were revaluated by professional valuers in accordance with the open market values. A revaluation surplus of HK$22,000 and revaluation deficit of HK$31,000 resulting from these valuations have been credited to profit and loss account and charged to the property revaluation reserve, respectively.

FINANCIAL REVIEW (continued)

During the year under review, there were additions of fixed asset amounting to HK$21.4 million and assets acquired under the acquisition of Swank amounted to HK$75.6 million

Negative goodwill was derived from the acquisition of Swank and an additional 10% investment in a previously 55% owned subsidiary company of the Group, Electronics Tomorrow Manufactory Inc. by the subscription for 57 new shares of that subsidiary in May 2002.

LIQUIDITY AND FINANCIAL RESOURCES

The Group's cash and bank balances (including time deposits and pledged deposits) decreased to HK$322.4 million as at 31 December 2002 (2001: HK$373.8 million). The Group has available banking facilities of HK$178 million. It is believed that the Group has adequate cash resources to meet the normal working capital requirements and all commitments for future development. The gearing of the Group, measured as total debts to total assets, was 20.0% compared with 17.3% as at 31 December 2001.

The Group has minimal currency exposure as most of its sales are denominated in United States dollars and Hong Kong dollars. On the other hand, its disbursements are mainly in United States dollars, Hong Kong dollars and Renminbi which are not expected to have significant fluctuation.

CAPITAL STRUCTURE

Pursuant to a placing agreement dated 11 March 2002, Winspark Venture Limited ("Winspark"), the major shareholder of the Company, placed 178 million shares through Kingston Securities Limited to independent investors at a price of HK$0.15 per share. Moreover, pursuant to a top-up subscription agreement between the Company and Winspark on the same date, Winspark subscribed for 178 million new shares of the Company at a price of HK$0.15 per share. The net proceeds of approximately HK$26 million from the share placement were used for general working capital of the Group.

Moreover, the Company's issued share capital will be increased by 91.5 million shares should the options granted to three directors in 2000 be fully exercised.

The Company proposed a capital reorganisation including a share capital reduction, a share subdivision and a share consolidation.

EMPLOYEES AND REMUNERATION POLICIES

As at 31 December 2002, the total headcount of the Group was approximately 4,600, more than 4,400 in the PRC and about 160 in Hong Kong.

The Group offers a competitive remuneration package to its employees. In the PRC, the Group provides staff welfare and bonuses to its employees in accordance with the prevailing labour law. In Hong Kong, apart from basic salary, staff benefits include medical insurance, performance related bonuses and mandatory provident fund, would be provided by the Group.

EXECUTIVE DIRECTORS

Mr. YAU Tak Wah, Paul — *Chairman*, aged 47, is the founder of the Group and is primarily responsible for corporate strategic planning. He holds a bachelor of science degree in mechanical engineering and has more than 20 years' experience in the electronics industry. Before he established the Group, Mr. Yau worked as design engineer in a renowned US electronics company operating in Hong Kong where he gained invaluable experience in production design and established close business relationships with various electronics manufacturers in Hong Kong.

Mr. TAM Ping Wah — *Director*, aged 47, has more than 20 years' experience in electronics business. Being a graduate from Simon Fraser University in Canada in 1979, Mr. Tam first worked at a leading electronics company operating in Hong Kong as regional marketing manager and obtained extensive exposure to the North American and European markets. He joined the Group in 1983 and is responsible for the manufacturing and sales operations of the Group's Electronic Products Division.

Ms. LOUIE Mei Po — *Director*, aged 35, is responsible for business investment and development of the Group. Ms. Louie holds a master's degree in Business Administration and a bachelor's degree in Social Science from the Chinese University of Hong Kong. Prior to joining the Group, Ms. Louie was the executive director of two listed companies in Hong Kong specialising in mortgage loan financing, property investment and development. She has over ten years' experience in business investment and development. She joined the Group in February 2000.

Ms. WONG Shin Ling, Irene — *Director*, aged 42, is responsible for management and administration of the Group. Ms. Wong has over 12 years of experience in the field of property development and management. Prior to joining the Group, she was an executive director of two listed companies in Hong Kong specialising in mortgage loan financing, property investment and development. She joined the Group in February 2000.

Mr. TAM Wing Kin — *Director*, aged 37, is responsible for finance of the Group. He is a member of The Chartered Institute of Management Accountants, The Association of Chartered Certified Accountants and The Hong Kong Society of Accountants. He is also a Certified Public Accountant. Prior to joining the Group, he worked for an international accountancy firm and two listed companies in Hong Kong. He has over 14 years of experience in accounting field. He joined the Group in February 2000.

NON-EXECUTIVE DIRECTORS

Mr. NG Wai Hung — *Director*, aged 39, is a practicing solicitor and a partner in Iu, Lai & Li, a Hong Kong firm of solicitors and notaries. Mr. Ng has extensive experience in the area of securities law, corporate law and commercial law in Hong Kong and has been involved in initial public offerings of securities in Hong Kong as well as corporate restructuring, mergers and acquisitions and takeovers of listed companies. He frequently advises multinational and Hong Kong corporations on private equity investments, joint ventures as well as regulatory compliance. He joined the Group in March 2000.

NON-EXECUTIVE DIRECTORS (continued)

Mr. CHEUNG Chung Leung, Richard — *Director*, aged 49, has over 20 years of experience as an architect and real estate investment adviser. He is also the Executive Chairman of China SMS Limited. He graduated from the University of Hong Kong with degrees of Bachelor of Arts (Architectural Studies) and Bachelor in Architecture. He is a member of the Hong Kong Institute of Architects and a Registered Architect pursuant to the Architects Registration Ordinance. He joined the Group in March 2000.

SENIOR MANAGEMENT

Mr. MA Wing Kuen, Ricky, aged 43, is the group financial controller and company secretary, responsible for financial, accounting and corporate secretarial functions. He is a fellow member of the Association of Chartered Certified Accountants and an associate member of the Hong Kong Society of Accountants. Prior to joining the Group in 1995, he had accumulated more than 12 years' relevant experience in working with an international accounting firm, a major merchant bank and also holding senior financial positions in various trading and manufacturing companies in Hong Kong.

Mr. HUI Wing Ki, aged 58, is the operation director of the Group's Electronic Products Division, responsible for manufacturing and engineering functions. He has over 30 years' experience in the electronics industry. Prior to joining the Group in 1996, he was one of the founders in an electronic company listed in Hong Kong.

Mr. YEUNG Kam Tong, aged 49, is the director and general manager of E-Top PCB Limited and is responsible for the overall PCB operations of the Group. He holds a bachelor degree in chemical engineering. Prior to joining the Group in 1991, he worked for several PCB manufacturers at management level and had over 13 years' operation and management experience in PCB business.

Mr. WONG Tak Chung, aged 36, is the chief operation officer responsible for the Group's sales and marketing activities relating to electronic products. Before he joined the Group in 1993, he worked as merchandising manager with a sizeable electronic consumer products manufacturer for 2 years. He holds a bachelor degree in economics.

Mr. Paul NG, aged 48, is the senior marketing manager responsible for the Group's sales and marketing activities relating to electronic products. He has over 20 years' experience in sales and marketing. He joined the Group in 1988.

Mr. LEUNG Hung Tat, aged 37, is the assistant general manager, responsible for the manufacturing operations of the Group's Electronic Products Division. Prior to joining the Group in 1995, he worked as quality manager with an electronic manufacturer listed in Hong Kong for 5 years.

Mr. FONG Wing Hon, aged 37, is the R&D manager, responsible for the Group's product design and development and technical support. He holds a bachelor degree in electronic engineering and has over 10 years' experience in production engineering. He joined the Group in 1996.

The directors herein present their report and the audited financial statements of the Company and the Group for the year ended 31 December 2002.

PRINCIPAL ACTIVITIES

The principal activity of the Company is investment holding. The Group's principal activities consisted of the design, development, manufacture and sale of electronic products, the manufacture and sale of printed circuit boards, the trading and distribution of electronic components and parts, the trading of listed equity investments, the provision of loan financing and the manufacture and sale of optical products.

The manufacture and sale of optical products were new businesses entered into the Group during the year upon its acquisition of Swank International Manufacturing Company Limited, a company incorporated in Hong Kong with limited liability and listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

RESULTS AND DIVIDENDS

The Group's profit for the year ended 31 December 2002 and the state of affairs of the Company and of the Group at that date are set out in the financial statements on pages 22 to 72.

The directors do not recommend the payment of any dividend in respect of the year.

SUMMARY FINANCIAL INFORMATION

A summary of the results of the Group for the last five financial reporting years and of its assets, liabilities and minority interests at the respective financial reporting year end dates, as extracted from the published audited financial statements of the Group, is set out below.

	Year ended 31 December				
	2002	2001	2000	1999	1998
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
RESULTS					
TURNOVER	**741,077**	544,174	659,807	601,609	483,557
PROFIT/(LOSS) AFTER FINANCE COSTS	**60,560**	28,462	36,943	(38,603)	(27,470)
Share of profits less losses of associates	**5,797**	—	—	—	—
PROFIT/(LOSS) BEFORE TAX	**66,357**	28,462	36,943	(38,603)	(27,470)
Tax	**(4,675)**	(3,079)	(5,424)	(6,265)	988
PROFIT/(LOSS) BEFORE MINORITY INTERESTS	**61,682**	25,383	31,519	(44,868)	(26,482)
Minority interests	**1,165**	5,734	976	(30)	(4)
NET PROFIT/(LOSS) FROM ORDINARY ACTIVITIES ATTRIBUTABLE TO SHAREHOLDERS	**62,847**	31,117	32,495	(44,898)	(26,486)

SUMMARY FINANCIAL INFORMATION (continued)

	As at 31 December				
	2002	2001	2000	1999	1998
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
ASSETS, LIABILITIES AND MINORITY INTERESTS					
FIXED ASSETS	**201,955**	138,811	135,800	132,476	185,810
NEGATIVE GOODWILL	**(58,671)**	—	—	—	—
INTERESTS IN ASSOCIATES	**30,894**	—	—	42	23
PREPAID RENTAL	**4,114**	4,851	5,588	6,324	7,061
RENTAL DEPOSITS	**972**	517	397	—	—
DEFERRED PRODUCT DEVELOPMENT COSTS	**4,195**	4,459	4,131	3,684	5,829
DEFERRED PRE-OPERATING EXPENSES	**—**	—	—	—	3,363
CURRENT ASSETS	**676,241**	575,477	421,444	252,277	200,805
TOTAL ASSETS	**859,700**	724,115	567,360	394,803	402,891
CURRENT LIABILITIES	**136,492**	87,647	146,674	191,152	140,960
LONG TERM BANK BORROWINGS	**—**	—	—	—	13,247
PROVISION FOR LONG SERVICE PAYMENTS	**1,465**	—	—	—	—
DEFERRED TAX	**1,433**	1,433	1,433	600	—
TOTAL LIABILITIES	**139,390**	89,080	148,107	191,752	154,207
MINORITY INTERESTS	**32,233**	36,443	42,177	8,836	8,806
NET ASSETS	**688,077**	598,592	377,076	194,215	239,878

FIXED ASSETS

Details of movements in the fixed assets of the Company and the Group during the year are set out in note 13 to the financial statements.

SHARE CAPITAL AND SHARE OPTIONS

Details of movements in the Company's share capital and share options during the year, together with the reasons therefor, are set out in notes 29 and 30 to the financial statements.

There are no provisions for pre-emptive rights under the Company's bye-laws or the laws of Bermuda which would oblige the Company to offer new shares on a pro rata basis to existing shareholders.

RESERVES

Details of movements in the reserves of the Company and the Group during the year are set out in note 31 to the financial statements and in the consolidated statement of changes in equity, respectively.

DISTRIBUTABLE RESERVES

At 31 December 2002, the Company's reserves available for cash distribution and/or distribution in specie, calculated in accordance with the Companies Act 1981 of Bermuda (as amended), amounted to HK$88,795,000. In addition, the Company's share premium account, in the amount of HK$200,556,000, may be distributed in the form of fully paid bonus shares.

MAJOR CUSTOMERS AND SUPPLIERS

In the year under review, sales to the Group's five largest customers accounted for 31% of the total sales for the year and sales to the largest customer included therein amounted to 14% of the total sales. Purchases from the Group's five largest suppliers accounted for 34% of the total purchases for the year and purchases from the largest supplier included therein amounted to 8% of the total purchases.

As far as the directors are aware, neither the directors, their associates (as defined in the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules")) nor those shareholders (which, to the knowledge of the directors, own more than 5% of the Company's issued share capital) had any interest in the Group's five largest customers or suppliers.

DIRECTORS

The directors of the Company during the year were:

Executive directors:

Mr. Yau Tak Wah, Paul *(Chairman)*
Mr. Tam Ping Wah
Ms. Louie Mei Po
Ms. Wong Shin Ling, Irene
Mr. Tam Wing Kin

DIRECTORS (continued)

Independent non-executive directors:

Mr. Ng Wai Hung
Mr. Cheung Chung Leung, Richard

In accordance with clause 87 of the Company's bye-laws, Mr. Tam Ping Wah and Mr. Ng Wai Hung will retire by rotation and, being eligible, will offer themselves for re-election at the forthcoming annual general meeting.

DIRECTORS' AND SENIOR MANAGEMENT'S BIOGRAPHIES

Biographical details of the directors of the Company and the senior management of the Group are set out on pages 12 to 13 of the Annual Report.

DIRECTORS' SERVICE CONTRACTS

Mr. Yau Tak Wah, Paul and Mr. Tam Ping Wah have entered into service contracts with the Company for a fixed term of three years from 26 April 2000 to 25 April 2003, which thereafter are terminable by either party upon the giving of six months' notice.

Apart from the foregoing, no director proposed for re-election at the forthcoming annual general meeting has a service contract which is not determinable by the Company within one year without payment other than statutory compensation.

DIRECTORS' INTERESTS IN SHARES

At 31 December 2002, the interests of the directors in the listed securities of the Company as recorded in the register maintained by the Company pursuant to Section 29 of the Securities (Disclosure of Interests) Ordinance (the "SDI Ordinance") were as follows:

Director	*Notes*	**Nature of interest**	**Number of shares**
Mr. Yau Tak Wah, Paul	*1*	Corporate	148,474,000
Mr. Tam Ping Wah	*2*	Corporate	80,000

Notes:

1. These shares were held through Pacific Shore Profits Limited, a company beneficially owned by Mr. Yau Tak Wah, Paul.

2 These shares were held through Strong Trend International Limited, a company beneficially owned by Mr. Tam Ping Wah.

The interests of the directors in the share options of the Company are separately disclosed in note 30 to the financial statements.

DIRECTORS' INTERESTS IN SHARES (continued)

Save as disclosed above, none of the directors or their associates had any personal, family, corporate or other interest in the equity securities of the Company or any of its associated corporations as defined in the SDI Ordinance.

SHARE OPTION SCHEME

Due to the adoption of Statement of Standard Accounting Practice No. 34 "Employee benefits" during the year, most of the detailed disclosures relating to the Company's share option scheme have been moved to note 30 to the financial statements.

DIRECTORS' RIGHTS TO ACQUIRE SHARES

Save as disclosed in the share option scheme disclosures in note 30 to the financial statements, at no time during the year was the Company or any of its subsidiaries a party to any arrangement to enable the Company's directors, their respective spouse or children under 18 years of age, to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

DIRECTORS' INTERESTS IN CONTRACTS

No director had a material interest in any contract of significance to the business of the Group to which the Company or any of its subsidiaries was a party during the year.

SUBSTANTIAL SHAREHOLDERS

As at 31 December 2002, the following interest of 10% or more in the issued share capital of the Company was recorded in the register of interests required to be kept by the Company pursuant to Section 16(1) of the SDI Ordinance:

Name	Number of ordinary shares held	Percentage of issued share capital
Winspark Venture Limited *(Note)*	1,658,359,630	58%

Note: The entire issued share capital of Winspark Venture Limited is beneficially owned by Mr. Chan Yuen Ming.

Save as disclosed above, no other person had registered an interest in the share capital of the Company that was required to be recorded under Section 16(1) of the SDI Ordinance.

PURCHASE, REDEMPTION OR SALE OF SECURITIES

Neither the Company, nor any of its subsidiaries purchased, redeemed or sold any of the Company's securities during the year.

CONNECTED PARTY TRANSACTIONS

Details of the connected party transactions are set out in note 35 to the financial statements.

POST BALANCE SHEET EVENTS

Details of the significant post balance sheet events of the Group are set out in note 36 to the financial statements.

AUDIT COMMITTEE

The Company has an audit committee which was established in accordance with the requirements of the Code of Best Practice, for the purposes of reviewing and providing supervision over the Group's financial reporting process and internal controls. The audit committee comprises the two independent non-executive directors of the Company.

CODE OF BEST PRACTICE

In the opinion of the directors, the Company has complied with the Code of Best Practice (the "Code") as set out in Appendix 14 of the Listing Rules throughout the accounting period covered by the Annual Report, except that the independent non-executive directors of the Company are not appointed for specific terms as required by paragraph 7 of the Code, but are subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the provision of the Company's bye-laws.

AUDITORS

Ernst & Young retire and a resolution for their reappointment as auditors of the Company will be proposed at the forthcoming annual general meeting.

ON BEHALF OF THE BOARD
Yau Tak Wah, Paul
Chairman

Hong Kong
28 April 2003

ERNST & YOUNG
安永會計師事務所

To the members
Tomorrow International Holdings Limited
(Incorporated in Bermuda with limited liability)

We have audited the financial statements on pages 22 to 72 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently. It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes an examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2002 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Ernst & Young

Hong Kong
28 April 2003

Year ended 31 December 2002

	Notes	2002 HK$'000	2001 HK$'000
TURNOVER	5	**741,077**	544,174
Cost of sales		**(578,723)**	(436,012)
Gross profit		**162,354**	108,162
Other revenue		**13,830**	9,512
Negative goodwill recognised as income		**24,784**	—
Write-back of provision against loans receivable/ (provision against loans receivable)		**(1,480)**	9,449
Gain on disposal of partial interest in Swank		**3,481**	—
Surplus on revaluation of leasehold land and buildings, net		**22**	5,927
Provision for properties held for sale		**(2,200)**	(4,833)
Distribution costs		**(23,642)**	(10,129)
Administrative expenses		**(113,632)**	(87,919)
Net unrealised holding losses on short term investments		**—**	(31)
Other operating expenses		**(2,957)**	(1,333)
PROFIT FROM OPERATING ACTIVITIES	6	**60,560**	28,805
Finance costs	7	**—**	(343)
PROFIT AFTER FINANCE COSTS		**60,560**	28,462
Share of profits less losses of associates		**5,797**	—
PROFIT BEFORE TAX		**66,357**	28,462
Tax	10	**(4,675)**	(3,079)
PROFIT BEFORE MINORITY INTERESTS		**61,682**	25,383
Minority interests		**1,165**	5,734
NET PROFIT FROM ORDINARY ACTIVITIES ATTRIBUTABLE TO SHAREHOLDERS	11	**62,847**	31,117
EARNINGS PER SHARE	12		
Basic		**2.23 cents**	2.63 cents
Diluted		**2.22 cents**	2.61 cents

	Notes	2002 HK$'000	2001 HK$'000
NON-CURRENT ASSETS			
Fixed assets	13	**201,955**	138,811
Negative goodwill	14	**(58,671)**	—
Interests in associates	16	**30,894**	—
Prepaid rental	17	**4,114**	4,851
Rental deposits		**972**	517
Deferred product development costs	18	**4,195**	4,459
		183,459	148,638
CURRENT ASSETS			
Cash and bank balances		**75,329**	62,966
Time deposits		**146,025**	310,853
Pledged deposits	19	**101,056**	—
Accounts receivable	20	**104,856**	37,279
Bills receivable		**1,905**	4,240
Loans receivable	21	**110,534**	1,461
Interest receivable on loans		**122**	285
Deposit paid	22	**—**	68,000
Prepayments, deposits and other receivables		**21,675**	18,256
Short term investments	23	**—**	603
Properties held for sale	24	**13,000**	15,200
Inventories	25	**101,739**	56,334
		676,241	575,477
CURRENT LIABILITIES			
Accounts payable	26	**71,118**	55,916
Accrued liabilities and other payables		**35,981**	14,473
Due to associates	16	**8,848**	—
Tax payable		**20,545**	17,258
		136,492	87,647
NET CURRENT ASSETS		**539,749**	487,830
TOTAL ASSETS LESS CURRENT LIABILITIES		**723,208**	636,468
NON-CURRENT LIABILITIES			
Provision for long service payments	27	**1,465**	—
Deferred tax	28	**1,433**	1,433
		2,898	1,433
MINORITY INTERESTS		**32,233**	36,443
		688,077	598,592

	Notes	2002 HK$'000	2001 HK$'000
CAPITAL AND RESERVES			
Share capital	*29*	**286,069**	268,269
Reserves	*31(a)*	**402,008**	330,323
		688,077	598,592

Yau Tak Wah, Paul
Director

Tam Ping Wah
Director

	Share capital HK$'000	Reserves: Share premium HK$'000	Exchange fluctuation reserve HK$'000	Capital reserve HK$'000	Capital redemption reserve HK$'000	Property revaluation reserve HK$'000	Retained profits HK$'000	Total reserves HK$'000	Total HK$'000
At 1 January 2001	82,523	189,186	913	801	77	—	103,576	294,553	377,076
Arising from revaluation of leasehold land and buildings	—	—	—	—	—	1,321	—	1,321	1,321
Net gains and losses not recognised in the profit and loss account	—	—	—	—	—	1,321	—	1,321	1,321
Issue of shares	6,900	4,830	—	—	—	—	—	4,830	11,730
Share issue expenses	—	(1,498)	—	—	—	—	—	(1,498)	(1,498)
Rights issue	178,846	—	—	—	—	—	—	—	178,846
Profit for the year	—	—	—	—	—	—	31,117	31,117	31,117
At 31 December 2001 and 1 January 2002	268,269	192,518	913	801	77	1,321	134,693	330,323	598,592
Arising from revaluation of leasehold land and buildings	—	—	—	—	—	(31)	—	(31)	(31)
Exchange realignment	—	—	858	—	—	—	—	858	858
Exchange realignment shared by minority interests	—	—	(27)	—	—	—		(27)	(27)
Net gains and losses not recognised in the profit and loss account	—	—	831	—	—	(31)	—	800	800
Issue of shares	17,800	8,900	—	—	—	—	—	8,900	26,700
Share issue expenses	—	(862)	—	—	—	—	—	(862)	(862)
Profit for the year	—	—	—	—	—	—	62,847	62,847	62,847
At 31 December 2002	286,069	200,556	1,744	801	77	1,290	197,540	402,008	688,077
Share capital and reserves retained by:									
Company and subsidiaries	286,069	200,556	1,744	801	77	1,290	192,743	397,211	683,280
Associates	—	—	—	—	—	—	4,797	4,797	4,797
31 December 2002	286,069	200,556	1,744	801	77	1,290	197,540	402,008	688,077
Company and subsidiaries	268,269	192,518	913	801	77	1,321	134,693	330,323	598,592
Associates	—	—	—	—	—	—	—	—	—
31 December 2001	268,269	192,518	913	801	77	1,321	134,693	330,323	598,592

	Note	2002 HK$'000	2001 HK$'000
CASH FLOWS FROM OPERATING ACTIVITIES			
Profit before tax		**66,357**	28,462
Adjustments for:			
Surplus on revaluation of leasehold land and buildings		**(22)**	(5,927)
Provision for properties held for sale		**2,200**	4,833
Finance costs		**—**	343
Share of profits less losses of associates		**(5,797)**	—
Interest income on bank deposits		**(5,444)**	(4,209)
Dividend received from listed investments		**(12)**	(8)
Negative goodwill recognised as income		**(24,784)**	—
Gain on disposal of partial interest in Swank		**(3,481)**	—
Depreciation		**32,312**	19,141
Amortisation of prepaid rental		**737**	737
Amortisation of deferred product development costs		**1,110**	971
Impairment for deferred product development costs		**—**	95
Provision for doubtful accounts receivable		**569**	1,050
Provision against inventories/(write-back of provision against inventories)		**134**	(4,419)
Provision against loans receivable/(write-back of provision against loans receivable)		**1,480**	(9,449)
Loss on disposals of fixed assets		**1,588**	263
Net unrealised holding losses on short term investments		**—**	31
Exchange differences		**862**	—
Operating profit before working capital changes		**67,809**	31,914
Additions to deferred product development costs		**(846)**	(1,394)
Decrease in balances with associates, net		**3,616**	—
Decrease/(increase) in accounts receivable		**(12,751)**	25,980
Decrease/(increase) in bills receivable		**2,335**	(800)
Decrease/(increase) in loans receivable		**(110,553)**	51,988
Decrease in interest receivable on loans		**163**	1,287
Decrease in prepayments, deposits and other receivables		**1,924**	8,495
Decrease in short term investments		**603**	34,866
Decrease/(increase) in inventories		**(14,570)**	29,568
Decrease in accounts payable		**(11,669)**	(43,149)
Decrease in bills payable		**—**	(1,049)
Increase/(decrease) in accrued liabilities and other payables		**1,739**	(11,685)
Increase in provision for long service payments		**465**	—
Cash generated from/(used in) operations		**(71,735)**	126,021

	Notes	2002 HK$'000	2001 HK$'000
Cash generated from/(used in) operations		**(71,735)**	126,021
Interest received		**5,444**	4,209
Interest paid		**—**	(343)
Hong Kong profits tax paid		**(985)**	(118)
Overseas tax paid		**(240)**	—
Net cash inflow/(outflow) from operating activities		**(67,516)**	129,769
CASH FLOWS FROM INVESTING ACTIVITIES			
Dividend received from listed investments		**12**	8
Purchases of fixed assets		**(21,425)**	(15,335)
Proceeds from disposals of fixed assets		**4**	168
Payment of rental deposits		**(455)**	(120)
Additions to properties held for sale		**—**	(231)
Acquisition of Swank	*32*	**8,652**	—
Proceeds from disposal of partial interest in Swank		**3,481**	—
Deposit paid	*22*	**—**	(68,000)
Net cash outflow from investing activities		**(9,731)**	(83,510)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from issue of share capital		**26,700**	190,576
Share issue expenses		**(862)**	(1,498)
Net cash inflow from financing activities		**25,838**	189,078
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		**(51,409)**	235,337
Cash and cash equivalents at beginning of year		**373,819**	138,482
CASH AND CASH EQUIVALENTS AT END OF YEAR		**322,410**	373,819
ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS			
Cash and bank balances		**75,329**	62,966
Non-pledged time deposits with original maturity of less than three months when acquired		**146,025**	310,853
Time deposits with original maturity of less than three months when acquired, pledged as security for bank overdraft facilities		**101,056**	—
		322,410	373,819

	Notes	2002 HK$'000	2001 HK$'000
NON-CURRENT ASSETS			
Fixed assets	13	**88**	99
Interests in subsidiaries	15	**421,037**	177,661
Rental deposits		**517**	517
		421,642	178,277
CURRENT ASSETS			
Cash and bank balances		**315**	110
Time deposits		**54,411**	287,594
Pledged deposits	19	**101,056**	—
Deposit paid	22	**—**	68,000
Prepayments, deposits and other receivables		**181**	2,236
Tax recoverable		**14**	14
		155,977	357,954
CURRENT LIABILITIES			
Accrued liabilities and other payables		**1,882**	1,630
NET CURRENT ASSETS		**154,095**	356,324
TOTAL ASSETS LESS CURRENT LIABILITIES		**575,737**	534,601
NON-CURRENT LIABILITY			
Provision for long service payments	27	**240**	—
		575,497	534,601
CAPITAL AND RESERVES			
Share capital	29	**286,069**	268,269
Reserves	31(b)	**289,428**	266,332
		575,497	534,601

Yau Tak Wah, Paul
Director

Tam Ping Wah
Director

1. CORPORATE INFORMATION

The principal activity of the Company is investment holding. During the year, the Group's principal activities consisted of the design, development, manufacture and sale of electronic products, the manufacture and sale of printed circuit boards ("PCBs"), the trading and distribution of electronic components and parts, the trading of listed equity investments, the provision of loan financing, and the manufacture and sale of optical products.

The manufacture and sale of optical products were new businesses entered into the Group during the year upon its acquisition of Swank International Manufacturing Company Limited ("Swank"), a company incorporated in Hong Kong with limited liability and listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

2. IMPACT OF NEW AND REVISED HONG KONG STATEMENTS OF STANDARD ACCOUNTING PRACTICE

The following new and revised Hong Kong Statements of Standard Accounting Practice ("SSAPs") are effective for the first time for the current year's financial statements:

- SSAP 1 (Revised) : "Presentation of financial statements"
- SSAP 11 (Revised) : "Foreign currency translation"
- SSAP 15 (Revised) : "Cash flow statements"
- SSAP 34 : "Employee benefits"

These SSAPs prescribe new accounting measurement and disclosure practices. The major effects on the Group's accounting policies and on the amounts disclosed in these financial statements of adopting these SSAPs are summarised as follows:

SSAP 1 prescribes the basis for the presentation of financial statements and sets out guidelines for their structure and minimum requirements for the content thereof. The principal impact of the revision to this SSAP is that a consolidated statement of changes in equity is now presented in the financial statements in place of the consolidated statement of recognised gains and losses that was previously required and in place of the Group's reserves note.

SSAP 11 prescribes the basis for the translation of foreign currency transactions and financial statements. The principal impact of the revision of this SSAP on the consolidated financial statements is that the profit and loss accounts of overseas subsidiaries and associates are now translated to Hong Kong dollars at the weighted average exchange rates for the year, whereas previously they were translated at the exchange rates ruling at the balance sheet date. The adoption of the revised SSAP 11 has had no material effect on the financial statements.

2. IMPACT OF NEW AND REVISED HONG KONG STATEMENTS OF STANDARD ACCOUNTING PRACTICE (continued)

SSAP 15 prescribes the revised format for the cash flow statement. The principal impact of the revision of this SSAP is that the consolidated cash flow statement now presents cash flows under three headings, cash flows from operating, investing and financing activities, rather than the five headings previously required. In addition, cash flows from overseas subsidiaries arising during the year are now translated to Hong Kong dollars at the exchange rates at the dates of the transactions, or at an approximation thereto, whereas previously they were translated at the exchange rates at the balance sheet date, and the definition of cash equivalents for the purpose of the consolidated cash flow statement has been revised.

SSAP 34 prescribes the recognition and measurement criteria to apply to employee benefits, together with the required disclosures in respect thereof. The adoption of this SSAP has had no material effect on the financial statements. In addition, disclosures are now required in respect of the Company's share option scheme, as detailed in note 30 to the financial statements. These share option scheme disclosures are similar to the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules") disclosures previously included in the Report of the Directors, which are now required to be included in the notes to the financial statements as a consequence of the SSAP.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

These financial statements have been prepared in accordance with SSAPs, accounting principles generally accepted in Hong Kong and the disclosure requirements of the Hong Kong Companies Ordinance. They have been prepared under the historical cost convention, except for the periodic remeasurement of fixed assets and short term investments as further explained below.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries for the year ended 31 December 2002. The results of the subsidiaries acquired or disposed of during the year are consolidated from or to their effective dates of acquisition or disposal, respectively. All significant intercompany transactions and balances within the Group are eliminated on consolidation.

Minority interests represent the interests of outside shareholders in the results and net assets of the Company's subsidiaries.

3. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (continued)

Subsidiaries

A subsidiary is a company whose financial and operating policies the Company controls, directly or indirectly, so as to obtain benefits from its activities.

The results of subsidiaries are included in the Company's profit and loss account to the extent of dividends received and receivable. The Company's interests in subsidiaries are stated at cost less any impairment losses.

Joint venture companies

A joint venture company is a company set up by contractual arrangement, whereby the Group and other parties undertake an economic activity. The joint venture company operates as a separate entity in which the Group and the other parties have an interest.

The joint venture agreement between the venturers stipulates the capital contributions of the joint venture parties, the duration of the joint venture and the basis on which the assets are to be realised upon its dissolution. The profits and losses from the joint venture company's operations and any distributions of surplus assets are shared by the venturers, either in proportion to their respective capital contributions, or in accordance with the terms of the joint venture agreement.

A joint venture company is treated as:

(a) a subsidiary, if the Group has unilateral control, directly or indirectly, over the joint venture company;

(b) an associate, if the Group does not have unilateral or joint control, but holds, directly or indirectly, generally not less than 20% of the joint venture company's registered capital and is in a position to exercise significant influence over the joint venture company;

(c) a jointly-controlled entity, if the Group does not have unilateral control, but has joint control, directly or indirectly, over the joint venture company; and

(d) a long term investment, if the Group holds, directly or indirectly, less than 20% of the joint venture company's registered capital and has neither joint control of, nor is in a position to exercise significant influence over, the joint venture company.

Associates

An associate is a company, not being a subsidiary or a jointly-controlled entity, in which the Group has a long term interest of generally not less than 20% of the equity voting rights and over which it is in a position to exercise significant influence.

3. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (continued)

Associates (continued)

The Group's share of the post-acquisition results and reserves of associates is included in the consolidated profit and loss account and consolidated reserves, respectively. The Group's interests in associates are stated in the consolidated balance sheet at the Group's share of the net assets under the equity method of accounting, less any impairment losses. Goodwill or negative goodwill arising from the acquisition of associates, which was not previously eliminated or recognised in the consolidated reserves, is included as part of the Group's interests in associates.

Goodwill

Goodwill arising on acquisition of subsidiaries and associates represents the excess of the cost of the acquisition over the Group's share of the fair values of the identifiable assets and liabilities acquired as at the date of acquisition.

Goodwill arising on acquisition is recognised in the consolidated balance sheet as an asset and amortised on the straight-line basis over its estimated useful life.

On disposal of subsidiaries and associates, the gain or loss on disposal is calculated by reference to the net assets at the date of disposal, including the attributable amount of goodwill which remains unamortised and any relevant reserves, as appropriate. Any attributable goodwill previously eliminated against consolidated reserves at the time of acquisition is written back and included in the calculation of the gain or loss on disposal.

Negative goodwill

Negative goodwill arising on acquisition of subsidiaries and associates represents the excess of the Group's share of the fair values of the identifiable assets and liabilities acquired as at the date of acquisition, over the cost of the acquisition.

To the extent that negative goodwill relates to expectations of future losses and expenses that are identified in the acquisition plan and that can be measured reliably, but which do not represent identifiable liabilities as at the date of acquisition, that portion of negative goodwill is recognised as income in the consolidated profit and loss account when the future losses and expenses are recognised.

To the extent that negative goodwill does not relate to identifiable expected future losses and expenses as at the date of acquisition, negative goodwill is recognised in the consolidated profit and loss account on a systematic basis over the remaining average useful life of the acquired depreciable/amortisable assets. The amount of any negative goodwill in excess of the fair values of the acquired non-monetary assets is recognised as income immediately.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Negative goodwill (continued)

SSAP 30 "Business combinations" was adopted as at 1 January 2001. Prior to that date, negative goodwill arising on acquisitions was credited to the capital reserve in the year of acquisition. On the adoption of SSAP 30, the Group applied the transitional provision of SSAP 30 that permitted such negative goodwill to remain credited to the capital reserve. Negative goodwill on acquisitions subsequent to 1 January 2001 is treated according to the SSAP 30 negative goodwill accounting policy above.

On disposal of subsidiaries and associates, the gain or loss on disposal is calculated by reference to the net assets at the date of disposal, including the attributable amount of negative goodwill which has not been recognised in the consolidated profit and loss account and any relevant reserves as appropriate. Any attributable negative goodwill previously credited to the capital reserve at the time of acquisition is written back and included in the calculation of the gain or loss on disposal.

Impairment of assets

An assessment is made at each balance sheet date of whether there is any indication of impairment of any asset, or whether there is any indication that an impairment loss previously recognised for an asset in prior years may no longer exist or may have decreased. If any such indication exists, the asset's recoverable amount is estimated. An asset's recoverable amount is calculated as the higher of the asset's value in use or its net selling price.

An impairment loss is recognised only if the carrying amount of an asset exceeds its recoverable amount. An impairment loss is charged to the profit and loss account in the period in which it arises, unless the asset is carried at a revalued amount, when the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the recoverable amount of an asset, however not to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortisation), had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is credited to the profit and loss account in the period in which it arises, unless the asset is carried at a revalued amount, when the reversal of the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

Fixed assets and depreciation

Fixed assets are stated at cost or valuation less accumulated depreciation and any impairment losses.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fixed assets and depreciation (continued)

The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after the fixed assets have been put into operation, such as repairs and maintenance, is normally charged to the profit and loss account in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the fixed asset, the expenditure is capitalised as an additional cost of the fixed asset.

Depreciation is calculated on the straight-line basis to write off the cost or valuation of each asset over its estimated useful life. The principal annual rates used for this purpose are as follows:

Land held under medium term leases	Over the remaining lease terms
Buildings	4%
Leasehold improvements	5–50%
Plant and machinery	6.67–20%
Furniture, fixtures and office equipment	10–20%
Motor vehicles	20%

Changes in the values of fixed assets resulting from revaluations are dealt with, on an individual asset basis, as movements in the asset revaluation reserve. Deficits arising from revaluation, to the extent they cannot be offset against the revaluation surplus in respect of the same asset, are charged to the profit and loss account. Any subsequent revaluation surplus is credited to profit and loss account to the extent of the deficit previously charged.

The gain or loss on disposal or retirement of a fixed asset recognised in the profit and loss account is the difference between the net sales proceeds and the carrying amount of the relevant asset. On disposal or retirement, the attributable revaluation surplus not previously dealt with in retained profits is transferred directly to retained profits.

Research and development costs

All research costs are charged to the profit and loss account as incurred.

Expenditure incurred on projects to develop new products is capitalised and deferred only when the projects are clearly defined; the expenditure is separately identifiable and can be measured reliably; there is reasonable certainty that the projects are technically feasible; and the products have commercial value. Product development expenditure which does not meet these criteria is expensed when incurred.

3. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (continued)

Research and development costs (continued)

Deferred development costs are stated at cost less any impairment losses and are amortised using the straight-line method over the commercial lives of the underlying products not exceeding seven years, commencing from the date when the products are put into commercial production.

Short term investments

Short term investments are investments in equity securities held for trading purposes and are stated at their fair values at the balance sheet date on an individual investment basis. Fair values are determined by reference to quoted market prices net of any discount which is deemed necessary by the directors to reflect the potential impact of the disposal of such shares in the case of substantial shareholdings. The gains or losses arising from changes in the fair value of a security are credited to or charged to the profit and loss account in the period in which they arise.

Properties held for sale

Properties held for sale are stated at the lower of carrying amount and net realisable value.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined on a weighted average basis and, in the case of work in progress and finished goods, comprises direct materials, direct labour and an appropriate proportion of overheads. Net realisable value is based on the estimated selling prices less any estimated costs to be incurred to completion and disposal.

Provisions

A provision is recognised when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation.

When the effect of discounting is material, the amount recognised for a provision is the present value at the balance sheet date of the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount arising from the passage of time is included in finance costs in the profit and loss account.

3. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (continued)

Deferred tax

Deferred tax is provided, under the liability method, on all significant timing differences to the extent it is probable that the liability will crystallise in the foreseeable future. A deferred tax asset is not recognised until its realisation is assured beyond reasonable doubt.

Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Rentals applicable to such operating leases are credited or charged to the profit and loss account on the straight-line basis over the lease terms.

Employee benefits

Paid leave carried forward

The Group provides paid annual leave to its employees under their employment contracts on a calendar year basis. Under certain circumstances, such leave which remains untaken as at the balance sheet date is permitted to be carried forward and utilised by the respective employees in the following year. An accrual is made at the balance sheet date for the expected future cost of such paid leave earned during the year by the employees and carried forward.

Employment Ordinance long service payments

Certain of the Group's employees have completed the required number of years of service to the Group in order to be eligible for long service payments under the Hong Kong Employment Ordinance in the event of the termination of their employment. The Group is liable to make such payments in the event that such a termination of employment meets the circumstances specified in the Hong Kong Employment Ordinance.

A provision is recognised in respect of probable future long services payments expected to be made. The provision is based on the best estimate of the probable future payments which has been earned by the employees from their service to the Group to the balance sheet date.

3. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (continued)

Employee benefits (continued)

Retirement benefits scheme

The Group operates a defined contribution Mandatory Provident Fund retirement benefits scheme (the "MPF Scheme") under the Mandatory Provident Fund Schemes Ordinance, for those employees who are eligible to participate in the MPF Scheme. Contributions are made based on a percentage of the employees' basic salaries and are charged to the profit and loss account as they become payable in accordance with the rules of the MPF Scheme. The assets of the MPF Scheme are held separately from those of the Group in an independently administered fund. The Group's employer contributions vest fully with the employees when contributed into the MPF Scheme, except for the Group's employer voluntary contributions, which are refunded to the Group when the employee leaves employment prior to the contributions vesting fully, in accordance with the rules of the MPF Scheme.

The employees of the Group's subsidiaries in the People's Republic of China (the "PRC") are members of the state-sponsored retirement scheme operated by the government of the PRC.

Share option scheme

The Company operates a share option scheme for the purpose of providing incentives and rewards to eligible participants who contribute to the success of the Group's operations. The financial impact of share options granted under the share option scheme is not recorded in the Company's or the Group's balance sheet until such time as the options are exercised, and no charge is recorded in the profit and loss account or balance sheet for their cost. Upon the exercise of share options, the resulting shares issued are recorded by the Company as additional share capital at the nominal value of the shares, and the excess of the exercise price per share over the nominal value of the shares is recorded by the Company in the share premium account. Options which are cancelled prior to their exercise date, or which lapse, are deleted from the register of outstanding options.

Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party, or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities.

3. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (continued)

Cash and cash equivalents

For the purpose of the consolidated cash flow statement, cash and cash equivalents comprise cash on hand, demand deposits and short-term highly liquid investments which are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value and have a short maturity of generally within three months when acquired, less bank overdrafts which are repayable on demand and form an integral part of the Group's cash management.

For the purpose of the balance sheet, cash and bank balances and time deposits represent assets which are not restricted as to use.

Revenue recognition

Revenue is recognised when it is probable that the economic benefits will flow to the Group and when the revenue can be measured reliably, on the following bases:

(a) from the sale of goods, when the significant risks and rewards of ownership have been transferred to the buyer, provided that the Group maintains neither managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold;

(b) interest, on a time proportion basis taking into account the principal outstanding and the effective interest rate applicable;

(c) from the sale of listed equity investments, on the trade day;

(d) from the sale of property, when the legally binding sales contract is signed;

(e) dividends, when the shareholders' right to receive payment has been established; and

(f) management fee, when the services are rendered.

Foreign currencies

Foreign currency transactions are recorded at the applicable exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable exchange rates ruling at that date. Exchange differences are dealt with in the consolidated profit and loss account.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign currencies (continued)

On consolidation, the financial statements of overseas subsidiaries and associates are translated to Hong Kong dollars using the net investment method. The profit and loss accounts of overseas subsidiaries and associates are translated into Hong Kong dollars at the weighted average exchange rates for the year, and their balance sheets are translated to Hong Kong dollars at the exchange rates ruling at the balance sheet date. The resulting translation differences are included in the exchange fluctuation reserve.

For the purpose of the consolidated cash flow statement, the cash flows of overseas subsidiaries are translated to Hong Kong dollars at the exchange rates ruling at the dates of the cash flows. Frequently recurring cash flows of overseas subsidiaries which arise throughout the year are translated to Hong Kong dollars at the weighted average exchange rates for the year.

Prior to the adoption of the revised SSAPs 11 and 15 during the year, as explained in note 2 to the financial statements, the profit and loss accounts of overseas subsidiaries and associates and the cash flows of overseas subsidiaries were translated into Hong Kong dollars at the exchange rates ruling at the balance sheet date. The adoption of the revised SSAP 11 has had no material effect on the financial statements. The adoption of the revised SSAP 15 has had no material effect on the amounts of the previously-reported cash flows of the prior year.

4. SEGMENT INFORMATION

In accordance with the requirements of SSAP 26 "Segment reporting", the Group has determined that business segments are its primary reporting format and geographical segments are its secondary reporting format.

The Group's operating businesses are structured and managed separately, according to the nature of their operations and the products and services they provide. Each of the Group's business segments represents a strategic business unit that offers products and services which are subject to risks and returns that are different from those of the other business segments. Summary details of the business segments are as follows:

(a) the electronic products segment consists of the manufacture and sale of electronic products;

(b) the PCBs segment consists of the manufacture and sale of PCBs;

4. **SEGMENT INFORMATION** (continued)

(c) the electronic components and parts segment consists of the trading and distribution of electronic components and parts;

(d) the listed equity investments segment consists of the trading of listed equity investments;

(e) the provision of finance segment consists of the provision of loan financing services; and

(f) the optical products segment consists of the manufacture and sale of optical products.

In determining the Group's geographical segments, revenues are attributed to the segments based on the location of the customers, and assets are attributed to the segments based on the location of the assets.

Inter-segment sales and transfers are transacted with reference to the selling prices used for sales made to the third parties at the then prevailing market prices.

4. SEGMENT INFORMATION (continued)

(a) Business segments

The following tables present revenue, profit/(loss) and certain asset, liability and expenditure information for the Group's business segments.

Group

	Electronic products		PCBs		Electronic components and parts		Listed equity investments		Provision of finance		Optical products		Eliminations		Consolidated	
	2002 HK$'000	2001 HK$'000	2002 HK$'000	2001 HK$'000	2002 HK$'000	2001 HK$'000	2002 HK$'000	2001 HK$'000	2002 HK$'000	2001 HK$'000	2002 HK$'000	2001 HK$'000	2002 HK$'000	2001 HK$'000	2002 HK$'000	2001 HK$'000
Segment revenue:																
Sales to external customers	434,371	420,554	96,940	84,692	138	950	667	31,556	1,243	6,422	207,718	—	—	—	741,077	544,174
Inter-segment sales	—	—	9,932	12,070	38,941	32,703	—	—	—	—	—	—	(48,873)	(44,773)	—	—
Other revenue	1,443	3,105	2,110	1,474	665	261	779	414	30	—	3,487	—	—	—	8,514	5,254
Total	435,814	423,659	108,982	98,236	39,744	33,914	1,446	31,970	1,273	6,422	211,205	—	(48,873)	(44,773)	749,591	549,428
Segment results	*39,250*	*48,061*	*(1,302)*	*(12,085)*	*2,336*	*729*	*(6,960)*	*(13,298)*	*(11,448)*	*7,098*	*8,712*	—	*(51)*	*(45)*	*30,537*	*30,460*
Interest, dividend income and unallocated gains															5,316	4,258
Negative goodwill recognised as income															24,784	—
Gain on disposal of partial interest in Swank															3,481	—
Unallocated expenses															(3,558)	(5,913)
Profit from operating activities															60,560	28,805
Finance costs															—	(343)
Profit after finance costs															60,560	28,462
Share of profits less losses of associates	—	—	—	—	—	—	—	—	—	—	5,797	—	—	—	5,797	—
Profit before tax															66,357	28,462
Tax:																
Company and subsidiaries															(3,675)	(3,079)
Associates	—	—	—	—	—	—	—	—	—	—	(1,000)	—	—	—	(1,000)	—
Profit before minority interests															61,682	25,383
Minority interests															1,165	5,734
Net profit from ordinary activities attributable to *shareholders*															62,847	31,117

4. SEGMENT INFORMATION (continued)

(a) Business segments (continued)

Group

	Electronic products		PCBs		Electronic components and parts		Listed equity investments		Provision of finance		Optical products		Eliminations		Consolidated	
	2002 HK$'000	2001 HK$'000	2002 HK$'000	2001 HK$'000	2002 HK$'000	2001 HK$'000	2002 HK$'000	2001 HK$'000	2002 HK$'000	2001 HK$'000	2002 HK$'000	2001 HK$'000	2002 HK$'000	2001 HK$'000	2002 HK$'000	2001 HK$'000
Segment assets	198,603	199,965	104,949	102,748	11,301	9,816	54,082	16,553	161,153	24,543	126,757	—	(5,677)	(9,424)	651,168	344,201
Interests in associates	—	—	—	—	—	—	—	—	—	—	30,894	—	—	—	30,894	—
Unallocated assets	—	—	—	—	—	—	—	—	—	—	—	—	—	—	177,638	379,914
Total assets															859,700	724,115
Segment liabilities	43,300	47,236	26,926	27,147	1,723	2,662	179	197	40	30	46,832	—	(5,626)	(9,424)	113,374	67,848
Unallocated liabilities															26,016	21,232
Total liabilities															139,390	89,080
Other segment information:																
Depreciation and amortisation	11,197	9,336	9,666	9,228	—	257	—	—	—	—	10,604	—	—	—	31,467	18,821
Impairment losses recognised in the profit and loss account	—	95	—	—	—	—	—	—	—	—	—	—	—	—	—	95
Unallocated amounts															2,692	2,028
															34,159	20,944
Capital expenditure	16,784	14,322	539	1,929	—	—	—	—	—	—	2,767	—	—	—	20,090	16,251
Unallocated amounts															2,181	478
															22,271	16,729
Provision against loans receivable/ (write-back of provision against loans receivable)	—	—	—	—	—	—	—	—	1,480	(9,449)	—	—	—	—	1,480	(9,449)
Provision for properties held for sale	—	—	—	—	—	—	2,200	4,833	—	—	—	—	—	—	2,200	4,833
Surplus on revaluation of leasehold land and buildings	—	6,141	—	—	—	—	—	—	—	—	—	—	—	—	—	6,141
Unallocated amounts															22	(214)
															22	5,927
Surplus/(deficit) on revaluation recognised directly in equity	(31)	1,321	—	—	—	—	—	—	—	—	—	—	—	—	(31)	1,321

4. SEGMENT INFORMATION (continued)

(b) Geographical segments

The following tables present revenue and certain asset and expenditure information for the Group's geographical segments.

Group

	Europe		North America		Hong Kong		Japan		Others		Eliminations		Consolidated	
	2002 HK$'000	2001 HK$'000	**2002 HK$'000**	2001 HK$'000	**2002 HK$'000**	2001 HK$'000	**2002 HK$'000**	2001 HK$'000	**2002 HK$'000**	2001 HK$'000	**2002 HK$'000**	2001 HK$'000	**2002 HK$'000**	2001 HK$'000
Segment revenue:														
Sales to external customers	**115,013**	57,764	**264,964**	134,974	**162,434**	188,914	**142,741**	138,078	**55,925**	24,444	**—**	—	**741,077**	544,174

	Hong Kong		Mainland PRC		Others		Eliminations		Consolidated	
	2002 HK$'000	2001 HK$'000	**2002 HK$'000**	2001 HK$'000	**2002 HK$'000**	2001 HK$'000	**2002 HK$'000**	2001 HK$'000	**2002 HK$'000**	2001 HK$'000
Other segment information:										
Segment assets	**516,705**	528,198	**312,031**	195,917	**70**	—	**—**	—	**828,806**	724,115
Interests in associates	**(7,050)**	—	**37,788**	—	**156**	—	**—**	—	**30,894**	—
									859,700	724,115
Capital expenditure	**4,571**	2,041	**17,700**	14,688	**—**	—	**—**	—	**22,271**	16,729

5. TURNOVER

Turnover represents the invoiced value of goods sold, net of returns and allowances, the proceeds from sales of listed equity investments and the interest income from the provision of loan financing. Revenue from the following activities has been included in turnover:

	2002 HK$'000	2001 HK$'000
Manufacture and sale of electronic products	**434,371**	420,554
Manufacture and sale of PCBs	**96,940**	84,692
Trading and distribution of electronic components and parts	**138**	950
Trading of listed equity investments	**667**	31,556
Provision of loan financing	**1,243**	6,422
Manufacture and sale of optical products	**207,718**	—
	741,077	544,174

6. PROFIT FROM OPERATING ACTIVITIES

The Group's profit from operating activities is arrived at after charging/(crediting):

	2002 HK$'000	2001 HK$'000
Cost of inventories sold	**578,121**	400,565
Depreciation	**32,312**	19,141
Amortisation of prepaid rental	**737**	737
Deferred product development costs:		
Amortisation for the year*	**1,110**	971
Impairment arising during the year*	**—**	95
	1,110	1,066
Minimum lease payments under operating leases:		
Land and buildings	**8,836**	8,037
Office equipment	**667**	604
Staff costs (including directors' remuneration — *note 8*):		
Wages and salaries	**111,094**	57,178
Bonuses	**6,425**	2,960
Pension contributions	**2,216**	2,245
Less: Forfeited contributions	**(641)**	—
Net pension contributions**	**1,575**	2,245
	119,094	62,383
Auditors' remuneration:		
Current year provision	**2,380**	1,150
Prior year overprovision	**(100)**	—
	2,280	1,150
Provision for doubtful accounts receivable	**569**	1,050
Provision against inventories/(write-back of provision against inventories)	**134**	(4,419)
Provision against loans receivable/(write-back of provision against loans receivable)	**1,480**	(9,449)
Provision for long service payments	**753**	—
Negative goodwill recognised as income	**(24,784)**	—
Loss on disposals of fixed assets	**1,588**	263
Exchange gains, net	**(441)**	(188)
Interest income on bank deposits	**(5,444)**	(4,209)
Net losses/(gains) on disposals of listed equity investments	**(64)**	3,891
Gain on disposal of partial interest in Swank	**(3,481)**	—
Dividend income from listed investments	**(12)**	(8)

6. **PROFIT FROM OPERATING ACTIVITIES** (continued)

The cost of inventories sold includes HK$74,230,000 (2001: HK$25,280,000) relating to direct staff costs, provision against inventories, amortisation of prepaid rental, amortisation and impairment of deferred product development costs, write-back of provision against inventories, operating lease rentals of land and buildings and depreciation of the manufacturing activities, which are also included in the respective total amounts disclosed above for each of these types of expenses.

* The amortisation and impairment of deferred product development costs for both the current and last years are included in "Cost of sales" on the face of the consolidated profit and loss account.

** At 31 December 2002, the Group had no forfeited contributions available to reduce its contributions to the pension scheme in future years (2001: Nil).

7. **FINANCE COSTS**

	2002 HK$'000	2001 HK$'000
Interest on bank borrowings wholly repayable within five years	—	343

8. **DIRECTORS' REMUNERATION**

Directors' remuneration disclosed pursuant to the Listing Rules and Section 161 of the Hong Kong Companies Ordinance is as follows:

	2002 HK$'000	2001 HK$'000
Directors' fees:		
Executive	—	—
Independent non-executive	**330**	330
Other emoluments:		
Executive:		
Salaries and other benefits	**8,229**	8,254
Bonuses	**6,425**	2,960
Pension contributions	**374**	361
Independent non-executive:		
Salaries and other benefits	—	—
	15,358	11,905

8. DIRECTORS' REMUNERATION (continued)

The remuneration of the directors fell within the following bands:

	Number of directors	
	2002	2001
Nil–HK$1,000,000	**4**	4
HK$1,000,001–HK$1,500,000	**1**	1
HK$4,000,001–HK$4,500,000	**—**	2
HK$5,500,001–HK$6,000,000	**2**	—
	7	7

There was no arrangement under which a director waived or agreed to waive any remuneration during the year (2001: Nil).

9. FIVE HIGHEST PAID EMPLOYEES

The five highest paid employees during the year included three (2001: three) directors, details of whose remuneration are set out in note 8 above. The details of the remuneration of the remaining two (2001: two) non-director, highest paid employees are as follows:

	Group	
	2002	2001
	HK$'000	HK$'000
Salaries, allowances and benefits in kind	**3,210**	3,210
Pension contributions	**56**	56
	3,266	3,266

The remuneration of the non-director, highest paid employees fell within the following bands:

	Number of employees	
	2002	2001
HK$1,000,001–HK$1,500,000	**1**	1
HK$1,500,001–HK$2,000,000	**1**	1
	2	2

10. TAX

	Group	
	2002	2001
	HK$'000	HK$'000
The PRC:		
Hong Kong:		
Current year provision	**3,690**	4,089
Overprovision in prior year	**(228)**	(1,250)
Mainland China	**213**	240
	3,675	3,079
Share of tax attributable to associates	**1,000**	—
Tax charge for the year	**4,675**	3,079

Hong Kong profits tax has been provided at the rate of 16% (2001: 16%) on the estimated assessable profits arising in Hong Kong during the year.

In accordance with the applicable enterprise income tax law of the PRC, the Group's subsidiaries registered in Mainland China, Dongguan Yifu Circuit Board Factory ("Yifu") and Gaojin Electronics (Shenzhen) Co., Ltd. ("Gaojin"), are exempt from income tax for their first two profitable years of operations and are entitled to 50% relief on the income tax that would otherwise be charged for the succeeding three years.

The foregoing tax concession for Yifu has expired. Pursuant to a further tax concession granted in the current year, the income tax rate applicable to Yifu was reduced from the standard rate of 24% to 15% for 2002 (2001: 15%). Gaojin began its first profitable year in the year ended 31 December 2002. The income tax rate applicable to Gaojin is 15 % per annum.

11. NET PROFIT FROM ORDINARY ACTIVITIES ATTRIBUTABLE TO SHAREHOLDERS

The net profit from ordinary activities attributable to shareholders dealt with in the financial statements of the Company is HK$15,058,000 (2001: net loss of HK$24,000).

12. EARNINGS PER SHARE

The calculation of basic earnings per share is based on the net profit attributable to shareholders for the year of HK$62,847,000 (2001: HK$31,117,000) and the weighted average of 2,818,746,719 (2001: 1,183,527,852) ordinary shares in issue during the year.

The calculation of diluted earnings per share for the year is based on the net profit attributable to shareholders for the year of HK$62,847,000 (2001: HK$31,117,000) and the weighted average of 2,825,510,355 (2001: 1,193,943,852) ordinary shares in issue during the year.

A reconciliation of the weighted average number of shares used in the basic earnings per share calculation to that used in the diluted earnings per share calculation is as follows:

	2002	2001
Weighted average number of shares used in the basic earnings per share calculation	**2,818,746,719**	1,183,527,852
Weighted average number of shares assumed to have been issued at no consideration on the deemed exercise of all share options outstanding during the year	**6,763,636**	10,416,000
Weighted average number of shares used in the diluted earnings per share calculation	**2,825,510,355**	1,193,943,852

13. FIXED ASSETS

Group

	Leasehold land and buildings HK$'000	Leasehold improvements HK$'000	Plant and machinery HK$'000	Furniture, fixtures and office equipment HK$'000	Motor vehicles HK$'000	Total HK$'000
Cost or valuation:						
At beginning of year	39,400	33,012	120,085	18,262	3,230	213,989
Additions	—	4,551	12,006	3,678	1,190	21,425
Disposals	—	—	(3,341)	(8,514)	—	(11,855)
Deficit on revaluation	(1,100)	—	—	—	—	(1,100)
Acquisition of Swank	—	—	44,128	31,159	345	75,632
At 31 December 2002	38,300	37,563	172,878	44,585	4,765	298,091
Accumulated depreciation:						
At beginning of year	—	9,543	52,674	10,128	2,833	75,178
Provided during the year	1,091	4,666	17,854	8,234	467	32,312
Disposals	—	—	(3,288)	(6,975)	—	(10,263)
Write-back on revaluation	(1,091)	—	—	—	—	(1,091)
At 31 December 2002	—	14,209	67,240	11,387	3,300	96,136
Net book value:						
At 31 December 2002	38,300	23,354	105,638	33,198	1,465	201,955
At 31 December 2001	39,400	23,469	67,411	8,134	397	138,811
An analysis of cost or valuation:						
At cost	—	37,563	172,878	44,585	4,765	259,791
At 2002 valuation	38,300	—	—	—	—	38,300
	38,300	37,563	172,878	44,585	4,765	298,091

13. FIXED ASSETS (continued)

Company

	Leasehold improvements HK$'000	Furniture and fixtures HK$'000	Total HK$'000
Cost:			
At beginning of year	13	124	137
Additions	—	20	20
At 31 December 2002	13	144	157
Accumulated depreciation:			
At beginning of year	2	36	38
Provided during the year	3	28	31
At 31 December 2002	5	64	69
Net book value:			
At 31 December 2002	8	80	88
At 31 December 2001	11	88	99

The analysis of the Group's leasehold land and buildings at 31 December 2002 is as follows:

	At valuation HK$'000
Medium term leasehold land and buildings situated in Mainland PRC	26,300
Medium term leasehold land and buildings situated in Hong Kong	12,000
	38,300

The leasehold land and buildings have been valued on an open market value basis, based on their existing use by B.I. Appraisals Limited, an independent firm of professional valuers, on 31 December 2002 at HK$38,300,000. A revaluation surplus of HK$22,000 and revaluation deficit of HK$31,000 resulting from these valuations have been credited to profit and loss account and charged to the property revaluation reserve, respectively.

13. FIXED ASSETS (continued)

Had the Group's land and buildings stated at valuation been carried at cost less accumulated depreciation, they would have been included in the financial statements at approximately HK$41,957,000 (2001: HK$43,066,000).

Certain of the Group's leasehold land and buildings were pledged to secure banking facilities granted to the Group. The net book values of the pledged assets included in the total amount of fixed assets at 31 December 2002 amounted to HK$12,000,000 (2001: HK$12,400,000).

14. NEGATIVE GOODWILL

The amounts of the negative goodwill recognised in the consolidated balance sheet, arising from the acquisition of Swank and additional investment in Electronics Tomorrow Manufactory Inc. ("ETMI"), are as follows:

	Group HK$'000
Cost:	
Acquisition of Swank	79,087
Additional investment in ETMI *(note 15)*	4,368
At 31 December 2002	83,455
Accumulated recognition as income:	
Recognition as income during the year and at 31 December 2002	24,784
Net book value:	
At 31 December 2002	58,671

15. INTERESTS IN SUBSIDIARIES

	2002 HK$'000	2001 HK$'000
Unlisted shares, at cost	**93,316**	93,316
Due from subsidiaries	**366,810**	123,450
Due to subsidiaries	**(461)**	(477)
	459,665	216,289
Provisions for impairment	**(38,628)**	(38,628)
	421,037	177,661

The balances with the subsidiaries are unsecured, interest-free and are not repayable within the next twelve months from the balance sheet date.

Particulars of the principal subsidiaries are as follows:

Name	Place of incorporation/ registration and operations	Nominal value of issued ordinary share capital/ registered share capital	Percentage of equity attributable to the Company 2002	Percentage of equity attributable to the Company 2001	Principal activities
Active Base Limited	Hong Kong	HK$2	100%	100%	Provision of loan financing
Asiacorp Group Co., Ltd.	The British Virgin Islands/Hong Kong	US$1	100%	100%	Securities investment
Central Technology Limited	Hong Kong	HK$100	100%	100%	Trading of electronic components and parts
Connion Limited	Hong Kong	HK$2	100%	100%	Securities investment and property holding
E-Top PCB Limited ("E-Top")***	Hong Kong	HK$100	65%	55%	Trading of printed circuit boards
Eastec Purchasing Limited	The British Virgin Islands/Japan	US$1	100%	100%	Trading of electronic components and parts

15. INTERESTS IN SUBSIDIARIES (continued)

Name	Place of incorporation/ registration and operations	Nominal value of issued ordinary share capital/ registered share capital	Percentage of equity attributable to the Company 2002	2001	Principal activities
Eastec Technology Limited	Hong Kong	HK$2	100%	100%	Trading of electronic components and parts
Electronics Tomorrow International Limited	The British Virgin Islands	US$600	100%	100%	Investment holding
Electronics Tomorrow Limited	Hong Kong	HK$500,000	100%	100%	Manufacture and sale of electronic products
Electronics Tomorrow Manufactory Inc. ("ETMI")***	The British Virgin Islands	US$257	65%	55%	Investment holding
Fortune Dynamic Group Corp.	The British Virgin Islands	US$1	100%	100%	Investment holding
Good Order International Inc.	The British Virgin Islands	US$100	100%	100%	Investment holding
Issegon Company Limited	Hong Kong	HK$300,000	100%	100%	Property holding
Master Base Limited	The British Virgin Islands	US$1	100%	100%	Investment holding
Maxwood Limited	Hong Kong	HK$2	100%	100%	Securities investment
Plentiful Light Ltd. ("Plentiful")***	The British Virgin Islands/The PRC	US$100	65%	55%	Manufacture of printed circuit boards
Probest Holdings Inc.	The British Virgin Islands	US$1	100%	100%	Investment holding
Dongguan Yifu Circuit Board Factory ("Yifu")***	The PRC	HK$64,160,000	55%	46%	Manufacture of printed circuit boards
Gaojin Electronics (Shenzhen) Co., Ltd. ("Gaojin")**	The PRC	US$3,000,000	100%	100%	Manufacture of electronic products
Dongguan De Bao Optical Co., Ltd. ("De Bao")* ****	The PRC	HK$58,550,910	29%	—	Manufacture of multi-coating lenses

15. INTERESTS IN SUBSIDIARIES (continued)

Name	Place of incorporation/ registration and operations	Nominal value of issued ordinary share capital/ registered share capital	Percentage of equity attributable to the Company 2002	2001	Principal activities
Dongguan Hamwell Glasses Co., Ltd. ("Dongguan Hamwell")* @	The PRC	HK$62,504,800	48%	—	Manufacture of optical products
Global Origin Limited	Hong Kong	HK$75,000,000	52%	—	Investment holding
Profit Trend International Limited*	Hong Kong	HK$1,000,000	29%	—	Investment holding
Prowin Commercial & Industrial Limited	Hong Kong	HK$2	58%	—	Property holding in the PRC
Shenzhen Henggang Swank Optical Industrial Co., Ltd. ("Henggang")* #	The PRC	US$30,000,000	47%	—	Manufacture of optical products
Swank International Manufacturing Company Limited	Hong Kong	HK$446,409,000	58%	—	Investment holding
Swank International Optical Company Limited	Hong Kong	HK$100,000	58%	—	Trading of optical products

Other than Electronics Tomorrow International Limited, Fortune Dynamic Group Corp. and Master Base Limited, which are held directly by the Company, all subsidiaries are held indirectly by the Company.

* The Company has the power to cast the majority of votes at meetings of the board of directors of these entities and therefore they are regarded as subsidiaries of the Company.

** Gaojin is registered as a wholly foreign owned enterprise under the PRC law.

*** During the year, the Group subscribed additional 57 ordinary shares of ETMI, a 55% owned subsidiary. Immediately after completion of the share allotment, the Group held 65% equity interests in ETMI, E-Top and Plentiful, and held 55% equity interests in Yifu. A negative goodwill of approximately HK$4,368,000 was arose from the increase in the equity interest in ETMI. Yifu is a Sino-foreign owned joint venture enterprise under the PRC law. In the prior year, Yifu was accounted for as a subsidiary by virtue of the Group's control over the entity.

15. INTERESTS IN SUBSIDIARIES (continued)

**** De Bao is registered as a wholly foreign owned enterprise under the PRC law. The registered capital of De Bao is HK$118,100,000. At the balance sheet date, plant and machinery amounting to HK$58,550,910 has been contributed by the Group towards meeting the registered capital requirement. The outstanding amount of approximately HK$59,549,000 was due for contribution on 18 March 1999 in accordance with De Bao's articles of association. The Group has been in discussion with the relevant authorities to modify the original terms of De Bao's articles of association, including the amount of total registered capital. Up to the date of this Annual Report, the Group has not yet obtained the approval from the relevant authorities.

@ Dongguan Hamwell is a Sino-foreign owned joint venture enterprise under the PRC law. The registered capital of Dongguan Hamwell is HK$67,940,000. At the balance sheet date, plant and machinery amounting to approximately HK$62,505,000 has been contributed by the Group to Dongguan Hamwell, towards meeting the registered capital requirement. The remaining registered capital of HK$5,435,000 has not yet been contributed by the minority shareholder of Dongguan Hamwell as at 31 December 2002.

Henggang is a Sino-foreign owned joint venture enterprise under the PRC law. Subject to the payment of an annual amount of approximately HK$3,134,000 to the joint venture party, the Group is entitled to all of the profits and bears all of the losses of Henggang.

The above table lists the subsidiaries of the Company which, in the opinion of the directors, principally affected the results for the year or formed a substantial portion of the net assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

16. INTERESTS IN ASSOCIATES

	Group	
	2002	2001
	HK$'000	HK$'000
Share of net assets	**142,016**	—
Due from associates	**1,894**	—
Provision for impairment	**(113,016)**	—
	30,894	—

The amounts due from associates are unsecured, interest-free and are not repayable within the next twelve months from the balance sheet date.

The amounts due to associates are unsecured, interest-free and have no fixed terms of repayment.

16. INTERESTS IN ASSOCIATES (continued)

Particulars of the principal associates are as follows:

Name	Business structure	Place of incorporation and operations	Percentage of equity attributable to the Group	Principal activities
Dongguan Yueheng Optical Co., Ltd.	Corporate	The PRC	29%	Manufacture of optical lenses
Dongguan Yueheng Optical (HK) Co Limited	Corporate	Hong Kong	29%	Trading of optical products
Dongguan Yueheng Optical (BVI) Company Limited	Corporate	The British Virgin Islands	29%	Financial servicing and marketing of optical products

During the year, the Group acquired the above associates through the acquisition of Swank from an independent third party, Optiset Limited. Further details of this acquisition are included in note 32 to the financial statements.

The above table lists the associates of the Group which, in the opinion of the directors, principally affected the results for the year or formed a substantial portion of the net assets of the Group. To give details of other associates would, in the opinion of the directors, result in particulars of excessive length.

17. PREPAID RENTAL

	Group	
	2002	2001
	HK$'000	HK$'000
Cost:		
At beginning and end of the year	**10,500**	10,500
Amortisation:		
At beginning of the year	**5,649**	4,912
Provided during the year	**737**	737
At end of the year	**6,386**	5,649
Net book value:		
At end of the year	**4,114**	4,851

The prepaid rental represents the capital contribution made by the joint venture partner of Yifu in the form of a right to use the property owned by the joint venture partner within the terms of the joint venture.

The prepaid rental is amortised on a straight-line basis over the underlying initial term of the joint venture of 15 years.

18. DEFERRED PRODUCT DEVELOPMENT COSTS

	Group	
	2002	2001
	HK$'000	HK$'000
Cost:		
At beginning of the year	**16,753**	15,359
Additions	**846**	1,394
At end of the year	**17,599**	16,753
Accumulated amortisation and impairment:		
At beginning of the year	**12,294**	11,228
Amortisation provided during the year	**1,110**	971
Impairment provided during the year	**—**	95
At end of the year	**13,404**	12,294
Net book value:		
At end of the year	**4,195**	4,459

19. PLEDGED DEPOSITS

The Group's overdraft facilities amounting to US$20,000,000 which equivalent to approximately HK$155,640,000. At the balance sheet date, the pledged deposits of the Group and the Company amounting to HK$101,056,000 (2001: Nil) were used to secure the overdraft facilities, whereas none of the overdraft facilities was utilised.

20. ACCOUNTS RECEIVABLE

The aged analysis of the Group's accounts receivable is as follows:

	2002		2001	
	HK$'000	**Percentage**	HK$'000	Percentage
Current to three months	**82,268**	**72**	35,453	77
Four to six months	**18,228**	**16**	2,017	4
Seven months to one year	**6,254**	**5**	709	2
Over one year	**8,173**	**7**	7,774	17
	114,923	**100**	45,953	100
Provision	**(10,067)**		(8,674)	
Total after provision	**104,856**		37,279	

The normal credit period granted by the Group to customers ranges from 21 days to 120 days.

21. LOANS RECEIVABLE

The loans receivable are repayable within one year, bear interest ranging from prime rate to 24% per annum and are secured, except for an amount of HK$34,000 which is unsecured. In the prior year, the loans receivable are repayable within one year, borne interest ranging from prime rate plus 0.5% to 12% per annum and were unsecured, except for an amount of HK$461,000 which was secured.

22. DEPOSIT PAID

In the prior year, deposit paid represented an escrow payment paid for the acquisition of Swank.

23. SHORT TERM INVESTMENTS

	Group	
	2002	2001
	HK$'000	HK$'000
Hong Kong listed equity investments		
At fair value	**—**	603
At market value	**—**	603

24. PROPERTIES HELD FOR SALE

	Group	
	2002	2001
	HK$'000	HK$'000
At beginning of year	**15,200**	19,802
Additions	**—**	231
Provision	**(2,200)**	(4,833)
At end of year	**13,000**	15,200

The properties held for sale are situated in Hong Kong and are held under medium term leases.

25. INVENTORIES

	Group	
	2002	2001
	HK$'000	HK$'000
Raw materials	**61,638**	29,746
Work in progress	**26,686**	14,604
Finished goods	**13,415**	11,984
	101,739	56,334

26. ACCOUNTS PAYABLE

The aged analysis of the Group's accounts payable is as follows:

	2002 **HK$'000**	2001 HK$'000
Current to three months	**62,317**	51,560
Four to six months	**7,019**	3,755
Seven months to one year	**641**	68
Over one year	**1,141**	533
	71,118	55,916

Accounts payable aged less than four months accounted for 87.6% (2001: 92.2%) of the total accounts payable.

27. PROVISION FOR LONG SERVICE PAYMENTS

	Group **HK$'000**	Company HK$'000
Acquisition of Swank	**1,000**	—
Amount utilised during the year	**(288)**	—
Additional provision	**753**	240
At 31 December 2002	**1,465**	240

The Group provides for the probable future long service payments expected to be made to employees under the Hong Kong Employment Ordinance, as further explained under the heading "Employee benefits" in note 3 to the financial statements. The provision is based on the best estimate of the probable future payments which have been earned by the employees from their service to the Group to the balance sheet date.

28. DEFERRED TAX

The Group's provision for deferred tax has been made in respect of accelerated depreciation allowances to the extent that a liability is expected to crystallise in the foreseeable future.

The principal components of the Group's provision for deferred tax, and the net deferred tax asset position not recognised in the financial statements are as follows:

	Provided		Not provided	
	2002	2001	**2002**	2001
	HK$'000	HK$'000	**HK$'000**	HK$'000
Accelerated depreciation allowances	**1,433**	1,433	**27**	63
Tax losses	**—**	—	**(130,131)**	(4,270)
Other	**—**	—	**4**	(2)
	1,433	1,433	**(130,100)**	(4,209)

The revaluation surplus arising on the revaluation of the Group's leasehold land and buildings does not constitute a timing difference and consequently, the amount of potential deferred tax thereon has not been quantified.

29. SHARE CAPITAL

Shares

	2002	2001
	HK$'000	HK$'000
Authorised:		
5,000,000,000 ordinary shares of HK$0.10 each	**500,000**	500,000
Issued and fully paid:		
2,860,686,445 (2001: 2,682,686,445) ordinary shares of HK$0.10 each	**286,069**	268,269

There was no repurchase of any shares during the year.

29. SHARE CAPITAL (continued)

Shares (continued)

On 11 March 2002, 178,000,000 new shares of HK$0.10 each were allotted and issued to Winspark Venture Limited ("Winspark"), a substantial shareholder of the Company, at an issue price of HK$0.15 per share, payable in cash, on 28 March 2002. Pursuant to a subscription agreement dated 11 March 2002, following a placement of 178,000,000 shares of HK$0.10 each in the Company by Winspark at the same price to independent third parties. This placement raised net cash proceeds of approximately HK$25,838,000 for the Company for general working capital purposes. The placing price of HK$0.15 per share represented a discount of approximately 13.3% to the closing price of HK$0.173 per share as quoted on the Stock Exchange on 11 March 2002.

Share options

Details of the Company's share option scheme are included in note 30 to the financial statements.

30. SHARE OPTION SCHEME

SSAP 34 was adopted during the year, as explained in note 2 and under the heading "Employee benefits" in note 3 to the financial statements. As a result, these detailed disclosures relating to the Company's share option scheme are now included in the notes to the financial statements. In the prior year, these disclosures were included in the Report of the Directors, as their disclosure is also a requirement of the Listing Rules.

The particulars in relation to each share option scheme of the Company or any of its subsidiaries that are required under Rules 17.07 to 17.09 of Chapter 17 of the Listing Rules and SSAP 34 are disclosed below:

(a) Share option schemes of the Company

On 29 May 2002, the share option scheme of the Company adopted on 21 July 1995 ceased to operate and a new share option scheme (the "Tomorrow Scheme") was adopted on the same date to comply with the new requirements of Chapter 17 of the Listing Rules regarding share option schemes of a company. The options granted under the old scheme will remain in force and effect.

30. **SHARE OPTION SCHEME** (continued)

(a) **Share option schemes of the Company** (continued)

The Company operates the Tomorrow Scheme for the purpose of providing incentives and rewards to eligible participants who contribute to the success of the Group's operations. Eligible participants of the Tomorrow Scheme include the Company's directors, including independent non-executive directors, other employees of the Group, suppliers of goods or services to the Group, customers of the Group, and any minority shareholder of the Company's subsidiaries. The Tomorrow Scheme became effective on 29 May 2002 and, unless otherwise cancelled or amended, will remain in force for 10 years from that date.

The maximum number of unexercised share options currently permitted to be granted under the Tomorrow Scheme is an amount equivalent, upon their exercise, to 10% of the shares of the Company in issue at any time. At 31 December 2002, the number of shares issuable under share options granted under the Tomorrow Scheme was 91,500,000, which represented approximately 3.2% of the Company's shares in issue as at that date. The maximum number of shares issuable under share options to each eligible participant in the Tomorrow Scheme within any 12-month period, is limited to 1% of the shares of the Company in issue at any time. Any further grant of share options in excess of this limit is subject to shareholders' approval in a general meeting.

Share options granted to a director, chief executive or substantial shareholder of the Company, or to any of their associates, are subject to approval in advance by the independent non-executive directors. In addition, any share options granted to a substantial shareholder or an independent non-executive director of the Company, or to any of their associates, in excess of 0.1% of the shares of the Company in issue at any time or with an aggregate value (based on the price of the Company's shares at the date of the grant) in excess of HK$5 million, within any 12-month period, are subject to shareholders' approval in advance in a general meeting.

The offer of a grant of share options may be accepted within 21 days from the date of the offer, upon payment of a nominal consideration of HK$1 in total by the grantee. An option may be exercised under the Tomorrow Scheme at any time during a period not exceeding 5 years after the date when the option is granted and expiring on the last date of such period.

The exercise price of the share options is determinable by the directors, but may not be less than the higher of (i) the Stock Exchange closing price of the Company's shares on the date of the offer of the share options; (ii) the average Stock Exchange closing price of the Company's shares for the five trading days immediately preceding the date of the offer; and (iii) the nominal value of an ordinary share.

Share options do not confer rights on the holders to dividends or to vote at shareholders' meetings.

30. SHARE OPTION SCHEME (continued)

(a) Share option schemes of the Company (continued)

The following share options were outstanding under the old scheme during the year:

Grantee	Date of grant of share options	Exercise period of share options	Number of share options outstanding at 31 December 2002 '000	Exercise price of share options at 31 December 2002 HK$
Director				
Ms. Louie Mei Po	11/2/2000	11/8/2000–10/8/2003	**23,700**	**0.227**
	20/3/2000	20/9/2000–19/9/2003	**19,800**	**0.163**
	2/5/2000	2/11/2000–1/11/2003	**9,000**	**0.090**
Ms. Wong Shin Ling, Irene	20/3/2000	20/9/2000–19/9/2003	**10,800**	**0.163**
	2/5/2000	2/11/2000–1/11/2003	**19,200**	**0.090**
Mr. Tam Ping Wah	2/5/2000	2/11/2000–1/11/2003	**9,000**	**0.090**
			91,500	

No share options were granted, exercised, cancelled or lapsed under the old Scheme and the Tomorrow Scheme during the year.

(b) Share option schemes of Swank

On 28 May 2002, the share option scheme of Swank adopted on 28 June 1996 ceased to operate and a new share option scheme (the "Swank Scheme") has been adopted on the same date to comply with the new requirements of Chapter 17 of the Listing Rules regarding share option schemes of a company.

All details of the Swank Scheme are the same as described under the heading "Share option schemes of the Company", except for the Swank Scheme became effective on 28 May 2002 and, unless otherwise cancelled or amended, will remain in force for a period of 10 years from that date. At 31 December 2002, Swank had no share options outstanding under the Swank Scheme. No options were granted by Swank during the year.

31. RESERVES

(a) Group

The amounts of the Group's reserves and the movements therein for the current and prior year are presented in the consolidated statement of changes in equity.

(b) Company

	Share premium HK$'000	Capital redemption reserve HK$'000	Contributed surplus HK$'000	Retained profits/ (accumulated losses) HK$'000	Total HK$'000
At 1 January 2001	189,186	77	84,917	(11,156)	263,024
Issue of shares	4,830	—	—	—	4,830
Share issue expenses	(1,498)	—	—	—	(1,498)
Loss for the year	—	—	—	(24)	(24)
At 31 December 2001 and at beginning of year	192,518	77	84,917	(11,180)	266,332
Issue of shares	8,900	—	—	—	8,900
Share issue expenses	(862)	—	—	—	(862)
Profit for the year	—	—	—	15,058	15,058
At 31 December 2002	200,556	77	84,917	3,878	289,428

The contributed surplus of the Company represents the excess of the fair value of the shares of the subsidiaries acquired pursuant to the Group's reorganisation at the time of the listing of the Company's shares, over the nominal value of the Company's shares issued in exchange therefor.

Under the Companies Act 1981 of Bermuda (as amended), the contributed surplus of the Company is distributable to shareholders in certain circumstances.

32. NOTE TO THE CONSOLIDATED CASH FLOW STATEMENT

Acquisition of Swank

	2002 HK$'000	2001 HK$'000
Net assets acquired:		
Fixed assets	**75,632**	—
Interests in associates	**36,057**	—
Cash and bank balances	**10,683**	—
Accounts receivable	**55,395**	—
Prepayments, deposits and other receivables	**5,343**	—
Inventories	**30,969**	—
Accounts payable	**(26,871)**	—
Accrued liabilities and other payables	**(19,769)**	—
Due to associates	**(15,192)**	—
Tax payable	**(833)**	—
Provision for long service payments	**(1,000)**	—
Minority interests	**(1,296)**	—
	149,118	—
Negative goodwill on acquisition *(note 14)*	**(79,087)**	—
	70,031	—
Satisfied by:		
Cash	**70,031**	—

32. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT (continued)

Acquisition of Swank (continued)

An analysis of the net inflow of cash and cash equivalents in respect of the acquisition of Swank is as follows:

	2002 HK$'000	2001 HK$'000
Cash consideration	**(70,031)**	—
Deposit paid in the prior year *(note 22)*	**68,000**	—
Cash and bank balances acquired	**10,683**	—
Net inflow of cash and cash equivalents in respect of the acquisition of Swank	**8,652**	—

On 1 March 2002, the Group acquired 71.9% equity interest in Swank from an independent third party, Optiset Limited. Under Rule 26.1 of The Codes on Takeovers and Mergers, the Group was required to make a mandatory unconditional cash offer for all the then issued Swank Shares not already beneficially acquired by the Group. Immediately after the completion of the offer, the Group held 73.5% of the issued share capital of Swank.

On 30 April 2002, the Group disposed of 15.6% of the interests in Swank to two independent third parties for a net cash consideration of HK$3,481,000. As a result of this disposal, the Group's equity interests in Swank decreased from 73.5% to 57.9%. At the balance sheet date, the Group held a 57.9% equity interest in Swank.

Since its acquisition, Swank contributed HK$207,718,000 to the Group's turnover and HK$13,546,000 to the consolidated profit after tax and before minority interests for the year ended 31 December 2002.

33. CONTINGENT LIABILITIES

	Company	
	2002 HK$'000	2001 HK$'000
Guarantees of banking facilities granted to subsidiaries	**22,400**	47,300

The Group had no other significant contingent liabilities at the balance sheet date (2001: Nil).

34. COMMITMENTS

(a) Capital commitments

	Group	
	2002	2001
	HK$'000	HK$'000
Property, plant and equipment:		
Contracted for	**1,166**	—
Authorised, but not contracted for	**48**	865
	1,214	865
Deferred product development costs:		
Contracted for	**585**	—
Authorised, but not contracted for	**—**	164
	1,799	1,029
Commitments to contribute to subsidiaries registered in the PRC	**17,417**	18,906

The Company had no significant commitments at the balance sheet date (2001: Nil).

(b) Operating lease commitments

The Group leases certain of its office properties, factory premises, warehouses and office equipment under operating leases arrangements. Leases for office properties, factory premises and warehouses are negotiated for terms ranging from 1 to 12 years, and those office equipment for terms ranging between 2 and 3 years.

34. **COMMITMENTS** (continued)

(b) Operating lease commitments (continued)

At 31 December 2002, the Group had total future minimum lease payments under non-cancellable operating leases falling due as follows:

	Group	
	2002	2001
	HK$'000	HK$'000
Land and buildings:		
Within one year	**6,564**	6,395
In the second to fifth years, inclusive	**13,241**	14,478
After five years	**2,675**	5,379
	22,480	26,252
Office equipment:		
Within one year	**267**	283
In the second to fifth years, inclusive	**89**	125
	356	408
	22,836	26,660

35. **CONNECTED AND RELATED PARTY TRANSACTIONS**

During the year, the Group had the following connected and related party transactions:

(i) A loan of HK$7,000,000 (2001: HK$4,000,000) was granted by a wholly-owned subsidiary of the Group to E-Top PCB Limited ("E-Top"), a 65% owned subsidiary of the Group, for its general working capital. The loan was unsecured, bore interest at the one-month Hong Kong dollar time deposit rate and had no fixed terms of repayment.

(ii) In addition, the Group had certain banking facilities, with a total limit of HK$22.4 million (2001: HK$47.3 million), which were used by a wholly-owned subsidiary of the Group. These banking facilities were secured by corporate guarantees executed by E-Top and Plentiful, both of which are 65% owned subsidiaries of the Group, and certain wholly-owned subsidiaries of the Group, and certain leasehold land and buildings of the Group (note 13).

35. **CONNECTED AND RELATED PARTY TRANSACTIONS** (continued)

(iii) Probest Holdings Inc. ("Probest"), a wholly-owned subsidiary of the Group, acquired HK$250,000,000 bank loans of Swank as at 31 January 2002 (the "Debt") at a cash consideration of HK$58,000,000 from the banks. The Debt due from Swank to Probest is unsecured, bears interest at 1% per annum over the Hong Kong prime rate and repayable in five annual instalments commencing from 1 June 2002. As at 31 December 2002, Swank had an outstanding loan including HK$12,957,000 accrued interest due to Probest of HK$262,957,000. These transactions constituted connected transactions as defined in the Listing Rules.

(iv) In addition to the transactions and balances detailed elsewhere in these financial statements, the Group had the following material transactions with related parties during the year:

	Notes	**2002 HK$'000**	2001 HK$'000
Sales of products to associates	*(i)*	**16,039**	—
Purchases of products from associates	*(ii)*	**21,005**	—
Management fee income from associates	*(iii)*	**2,643**	—

(i) The sales to the associates were made according to the published prices and conditions offered to the major customers of the Group.

(ii) The purchases from the associates were made according to the published prices and conditions offered by the associates to their major customers.

(iii) The management fee income was charged according to the management's estimation on costs of office premises and utilities used by the associates.

36. **POST BALANCE SHEET EVENTS**

(i) On 4 March 2003, Swank, Probest and the Company entered into a conditional asset disposal agreement (the "Asset Disposal Agreement"), pursuant to which Probest acquire (i) a 30% equity interest in Profitown Investment Limited ("BVI Holdco"), a company incorporated in the British Virgin Islands with limited liability on 19 November 2002 and a wholly-owned subsidiary of Swank, and (ii) 30% of loan owing by BVI Holdco to Swank, for an aggregate consideration of HK$3 million. Such consideration will be satisfied by Probest upon completion of the Asset Disposal Agreement by offsetting an equivalent amount of HK$3 million of the outstanding loan due to Probest by Swank.

On 4 March 2003, Swank and Probest entered into a conditional loan restructuring agreement (the "Loan Restructuring Agreement"), pursuant to which Probest agreed to waive the repayment of the outstanding principal of HK$47 million due by Swank and the accrued loan interest thereon since 1 March 2002 up to the effective date of the Loan Restructuring Agreement. As at 31 December 2002, the accrued loan interest amounted to approximately HK$13 million.

36. POST BALANCE SHEET EVENTS (continued)

(i) Pursuant to the Loan Restructuring Agreement, the remaining principal balance of HK$200 million due by Swank to Probest will be restructured on terms to be governed by a convertibles note with face value of HK$200 million to be issued by Swank (the "Convertible Note"). The Convertible Note is secured by a 70% equity interest in BVI Holdco and 70% of the loan owing by BVI Holdco to Swank. The Convertible Note will bear interest at 3% per annum and the interest is payable in full on maturity. The principal amount of the Convertible Note is repayable by Swank to Probest in five instalments with a maturity date on 30 June 2006. In addition, under the terms of the Convertible Note, the holders of the Convertible Note may redeem the whole or part of the Convertible Note during the period from the date of issue of the Convertible Note to its final maturity date.

The Asset Disposal Agreement and the Loan Restructuring Agreement are conditional upon, but not limited to, the passing of resolutions at the extraordinary general meeting of Swank convened to be held on 2 May 2003.

Further details of the Asset Disposal Agreement, the Loan Restructuring Agreement and the issuance of the Convertible Note are set out in a circular to shareholders dated 7 April 2003.

(ii) Subsequent to the balance sheet date, on 28 April 2003, the Company proposed a capital reorganisation comprising a capital reduction (the "Capital Reduction") and a share consolidation (the "Share Consolidation"). Under the Capital Reduction, the paid up capital of the issued shares will be reduced from HK$0.10 to HK$0.001 each by the cancellation of HK$0.099 paid up capital on each issued share. As a result of the Capital Reduction, based on the present number of 2,860,686,445 issued shares, an amount of approximately HK$283,207,958 from the share capital account of the Company will be cancelled and credited to a contributed surplus account of the Company, which may be used in future in accordance with the Companies Act 1981 of Bermuda (as amended). Immediately after the Capital Reduction, the Company will then effect the Share Consolidation, whereby every 10 issued shares of HK$0.001 each will be consolidated into 1 new share of HK$0.010 each. Following the Capital Reduction and the Share Consolidation, the issued share capital of the Company will comprise 286,068,645 new shares. The Capital Reduction and the Share Consolidation are conditional upon, but not limited to, the passing of resolutions at the forthcoming special general meeting.

37. COMPARATIVE AMOUNTS

As further explained in note 2 to the financial statements, due to the adoption of certain new and revised SSAPs during the current year, the accounting treatment and presentation of certain items in the financial statements have been revised to comply with the new requirements. Accordingly, certain comparative amounts have been reclassified to conform with the current year's presentation.

38. APPROVAL OF THE FINANCIAL STATEMENTS

The financial statements were approved and authorised for issue by the board of directors on 28 April 2003.

36. 結算日後事項(續)

(i) 根據貸款重整協議,恒光行欠付 Probest 之本金餘額200百萬港元將會根據即將由恒光行發行面值200百萬港元之可換股票據(「可換股票據」)之條款而重整。可換股票據以 BVI 控股公司之70%股本權益及 BVI 控股公司欠付恒光行之貸款之70%作抵押。可換股票據附帶每年3%之息率,利息須在到期時全數支付。恒光行須在二零零六年六月三十日之到期日前將可換股票據之本金分五期償還予Probest。此外,根據可換股票據之條款,在發行可換股票據日期起至其最後到期日期間,可換股票據持有人可全數或部份贖回可換股票據。

資產出售協議及貸款重整協議有待於二零零三年五月二日召開舉行之恒光行股東特別大會通過(但不限於)有關之決議案後方可作實。

資產出售協議、貸款重整協議及發行可換股票據之進一步詳情載於日期為二零零三年四月七日之致股東通函內。

(ii) 於結算日後,本公司於二零零三年四月二十八日建議進行資本重組,當中包括資本削減(「資本削減」)及股份合併(「股份合併」)。根據資本削減,藉註銷已發行股份之繳足股本每股0.099港元,將已發行股份之繳足股本由每股0.10港元削減至0.001港元。因進行資本削減,根據現有已發行股本數目2,860,686,445股計算,本公司股本賬中將註銷約283,207,958港元,並撥入本公司之實繳盈餘賬,該筆款項可按照百慕達一九八一年公司法(經修訂)於日後使用。緊隨資本削減後,本公司當時將進行股份合併,藉以將每10股每股面值0.001港元之已發行股份合併為1股每股面值0.010港元之新股。繼資本削減及股份合併後,本公司之已發行股本將包括286,068,645股新股。資本削減及股份合併須待(但不限於)在隨即舉行之股東特別大會上提呈之決議案獲通過後,方可作實。

37. 比較款額

如財務報告附註2所進一步說明,由於本年度採納全新及經修訂會計準則,本財務報告之若干項目之會計處理方法及呈報方式已作修訂,以符合新規定。因此,若干比較款額已作重新歸類,以符合本年度之呈報方式。

38. 財務報告之批准

財務報告經由董事會於二零零三年四月二十八日批准及授權刊發。

35. 關連及有關連人士交易（續）

(iii) 本集團之全資附屬公司 Probest Holdings Inc.（「Probest」）以現金代價58,000,000港元向銀行收購恒光行於二零零二年一月三十一日之銀行貸款250,000,000港元（「債項」）。Probest 應收恒光行之債項為無抵押，按香港最優惠利率加1釐之年率計息，並須於二零零二年六月一日起計五年內每年分期償還。於二零零二年十二月三十一日，恒光行有未償還貸款262,957,000港元，包括欠付 Probest 之應計利息12,957,000港元。按上市規則之定義，該等交易構成關連交易。

(iv) 除於本財務報告其他部份詳述之交易及結餘外，年內，本集團與關連各方曾進行下列重大交易：

	附註	**二零零二年 千港元**	二零零一年 千港元
銷售產品予聯營公司	*(i)*	**16,039**	—
向聯營公司購買產品	*(ii)*	**21,005**	—
向聯營公司收取管理費收入	*(iii)*	**2,643**	—

(i) 是項對聯營公司之銷售乃按照本集團給予主要客戶之公開價格及條件進行。

(ii) 是項對聯營公司之購買乃按各聯營公司給予其主要客戶之公開價格及條件進行。

(iii) 管理費收入乃按管理層對聯營公司使用之辦公室物業及公共設施之成本估計計算收取。

36. 結算日後事項

(i) 於二零零三年三月四日，恒光行、Probest 及本公司訂立一項有條件資產出售協議（「資產出售協議」），據此，Probest 以總代價3,000,000港元收購(i)恒光行一家全資附屬公司 Profitown Investment Limited（「BVI 控股公司」，一間於二零零二年十一月十九日在英屬處女群島註冊成立之有限公司）30%股本權益，及(ii) BVI 控股公司欠付恒光行之貸款之30%。Probest 在資產出售協議完成時將以抵銷恒光行欠付 Probest 之3,000,000港元等額未償還款項之方式支付。

於二零零三年三月四日，恒光行與 Probest 訂立有條件貸款重整協議（「貸款重整協議」），據此，Probest 同意豁免恒光行償還47百萬港元未償還本金及免收由二零零二年三月一日起至直至貸款重整協議生效日期為止之應計利息。於二零零二年十二月三十一日，應計貸款利息約為13百萬港元。

34. 承擔

(b) 經營租約承擔(續)

於二零零二年十二月三十一日，本集團根據不可撤銷經營租約應付之日後最低租金總額如下：

	本集團	
	二零零二年	二零零一年
	千港元	千港元
土地及樓宇：		
一年內	**6,564**	6,395
第二至第五年(包括首尾兩年)	**13,241**	14,478
五年以後	**2,675**	5,379
	22,480	26,252
辦公室設備：		
一年內	**267**	283
第二至第五年(包括首尾兩年)	**89**	125
	356	408
	22,836	26,660

35. 關連及有關連人士交易

年內，本集團已進行下列之關連及有關連人士交易：

(i) 本集團之全資附屬公司向本集團持有65%權益之附屬公司怡德綫路板有限公司(「怡德」)授出一項7,000,000港元(二零零一年：4,000,000港元)之貸款，供怡德用作一般營運資金。該貸款為無抵押、按照一個月港元定期存款之利率計息及無固定還款期。

(ii) 另外，本集團有總上限為22,400,000港元(二零零一年：47,300,000港元)之若干銀行融資，由本集團一間全資附屬公司共同使用。該等銀行融資由兩間本集團均持有65%權益之附屬公司怡德及 Plentiful 及本集團若干全資附屬公司之公司擔保及本集團若干租約土地及樓宇作抵押(附註13)。

34. 承擔

(a) 資本承擔：

	本集團	
	二零零二年	二零零一年
	千港元	千港元
物業、廠房及設備：		
已訂約	**1,166**	—
已批准但未訂約	**48**	865
	1,214	865
遞延產品開發成本：		
已訂約	**585**	—
已批准但未訂約	**—**	164
	1,799	1,029
向於中國註冊之附屬公司出資之承擔	**17,417**	18,906

於結算日，本公司並無重大承擔(二零零一年：無)。

(b) 經營租約承擔

本集團根據經營租約安排租用若干辦公室物業、廠房、貨倉及辦公室設備。辦公室物業、廠房及貨倉之協商租賃期由1年至12年不等，而辦公室設備之租賃期由2年至3年不等。

32. 綜合現金流動表之附註(續)

收購恒光行(續)

有關收購恒光行之現金及現金等價物之流入淨額分析如下:

	二零零二年 千港元	二零零一年 千港元
現金代價	**(70,031)**	—
上年已付按金(*附註22*)	**68,000**	—
所收購之現金及銀行結餘	**10,683**	—
收購恒光行涉及之現金及現金等價物之流入淨額	**8,652**	—

於二零零二年三月一日,本集團向一名獨立第三者 Optiset Limited 收購恒光行71.9%股本權益。根據收購及合併守則規則26.1,本集團必須向當時未獲本集團實益收購之恒光行已發行股份作出強制性無條件現金收購建議。緊接完成收購建議後,本集團持有恒光行之73.5%已發行股本。

於二零零二年四月三十日,本集團以現金代價淨額3,481,000港元出售恒光行之15.6%權益予獨立第三者。上述之出售導致本集團於恒光行之股本權益由73.5%減至57.9%。於結算日,本集團於恒光行之股本權益為57.9%。

收購完成後,恒光行對本集團截至二零零二年十二月三十一日止年度之營業額以及除稅後及未計少數股東權益之綜合溢利之貢獻分別為207,718,000港元及13,546,000港元。

33. 或然負債

	本公司	
	二零零二年 千港元	二零零一年 千港元
就授予附屬公司銀行融資而作出之擔保	**22,400**	47,300

於結算日,本集團概無其他重大或然負債(二零零一年:無)。

32. 綜合現金流動表之附註

收購恒光行

	二零零二年 千港元	二零零一年 千港元
所收購之淨資產:		
固定資產	75,632	—
於聯營公司之投資	36,057	—
現金及銀行結餘	10,683	—
應收賬款	55,395	—
預付款項、按金及其他應收款項	5,343	—
存貨	30,969	—
應付賬款	(26,871)	—
應計負債及其他應付款項	(19,769)	—
應付聯營公司款項	(15,192)	—
應付稅項	(833)	—
長期服務金撥備	(1,000)	—
少數股東權益	(1,296)	—
	149,118	—
收購產生之負商譽(*附註14*)	(79,087)	—
	70,031	—
支付方式:		
現金	70,031	—

31. 儲備

(a) 本集團

本集團之儲備金額及其於本年度與上年度之變動情況載列於綜合股本變動表內。

(b) 本公司

	股份溢價 千港元	資本 贖回儲備 千港元	實繳盈餘 千港元	保留溢利/ (累積虧損) 千港元	合計 千港元
於二零零一年一月一日	189,186	77	84,917	(11,156)	263,024
發行股份	4,830	—	—	—	4,830
股份發行開支	(1,498)	—	—	—	(1,498)
本年度虧損	—	—	—	(24)	(24)
於二零零一年十二月三十一日及年初	192,518	77	84,917	(11,180)	266,332
發行股份	8,900	—	—	—	8,900
股份發行開支	(862)	—	—	—	(862)
本年度溢利	—	—	—	15,058	15,058
於二零零二年十二月三十一日	200,556	77	84,917	3,878	289,428

本公司之實繳盈餘為本公司股份上市時,依據集團重組所收購之附屬公司股份之公平價值超逾本公司為交換有關股份而發行股份之面值之數額。

根據百慕達一九八一年公司法(經修訂),本公司之實繳盈餘可於若干情況下分派予股東。

30. 購股權計劃(續)

(a) 本公司之購股權計劃(續)

下列為根據舊計劃授出而於年內尚未行使之購股權：

承授人	授出購股權日期	購股權之行使期限	於二零零二年十二月三十一日尚未行使之購股權數目 千股	購股權於二零零二年十二月三十一日之行使價 港元
董事				
雷美寶女士	二零零零年二月十一日	二零零零年八月十一日至二零零三年八月十日	23,700	0.227
	二零零零年三月二十日	二零零零年九月二十日至二零零三年九月十九日	19,800	0.163
	二零零零年五月二日	二零零零年十一月二日至二零零三年十一月一日	9,000	0.090
王香玲女士	二零零零年三月二十日	二零零零年九月二十日至二零零三年九月十九日	10,800	0.163
	二零零零年五月二日	二零零零年十一月二日至二零零三年十一月一日	19,200	0.090
譚炳華先生	二零零零年五月二日	二零零零年十一月二日至二零零三年十一月一日	9,000	0.090
			91,500	

年內，概無根據舊計劃及明日計劃授出、行使、註銷或作廢任何購股權。

(b) 恒光行之購股權計劃

於二零零二年五月二十八日，恒光行終止於一九九六年六月二十八日採納之購股權計劃，並於該日採納一項新購股權計劃(「恒光行計劃」)，以符合上市規則第17章有關公司購股權計劃之新規定。

有關恒光行計劃之所有詳情與「本公司之購股權計劃」所述事宜相同，惟恒光行計劃自二零零二年五月二十八日開始生效，以及除非另行撤銷或修改，否則自生效之日起十年內一直有效。於二零零二年十二月三十一日，恒光行並無根據恒光行計劃尚未行使之購股權。年內，恒光行亦概無授出任何購股權。

30. 購股權計劃(續)

(a) 本公司之購股權計劃(續)

本公司設立明日計劃旨在激勵及獎勵為本集團之成功運作作出貢獻之合資格參與者。明日計劃之合資格參與者包括本公司之董事(包括獨立非執行董事)、本集團之其他僱員、向本集團供應貨品或提供服務之供應商、本集團之客戶及本公司附屬公司之任何少數股東。明日計劃從二零零二年五月二十九日開始生效,除非另行撤銷或修改,否則自該日起十年內一直有效。

根據明日計劃獲准授出而目前尚未行使之購股權數目,待其行使時,最多相等於本公司當時已發行股份之10%。於二零零二年十二月三十一日,根據明日計劃授出之購股權可予發行之股份數目為91,500,000股,佔本公司於該日已發行股份約3.2%。於任何十二個月期間內,根據明日計劃授予各合資格參與者之購股權可予發行之股份數目最多不得超過本公司當時已發行股份之1%。任何超出此限額之進一步授出購股權之舉措,須於股東大會上取得股東批准。

向本公司任何董事、行政總裁或主要股東或彼等任何聯繫人士授出購股權,須經獨立非執行董事事先批准。此外,於任何十二個月期間內,向本公司任何主要股東或獨立非執行董事或彼等任何聯繫人士授出任何購股權,如超出本公司當時已發行股份0.1%,或合共價值(按本公司股份於授出當日之價格計算)超逾5百萬港元者,則須事先在股東大會上取得股東批准。

提呈授出之購股權可於提呈當日起二十一日內予以接納,承授人須於接納時支付總共1港元之象徵式代價。任何購股權可按照明日計劃於不超過五年之期間內隨時予以行使。該期間於購股權授出之日起計,至該期間結束時為止。

購股權之行使價須由董事釐定,惟須不低於(i)本公司股份於提呈授出購股權日期在聯交所之收市價;(ii)本公司股份於緊接提呈授出購股權日期前五個交易日在聯交所之平均收市價;及(iii)普通股面值三者中之較高者。

購股權並不賦予其持有人獲取股息或於股東大會上投票之權利。

29. 股本(續)

股份(續)

於二零零二年三月十一日，178,000,000股每股面值0.10港元之新股按每股0.15港元之發行價(須於二零零二年三月二十八日以現金支付)配發及發行予本公司之主要股東 Winspark Venture Limited(「Winspark」)。根據於二零零二年三月十一日訂立之認購協議，Winspark 曾以相同價格配售本公司178,000,000股每股面值0.10港元之股份予獨立第三者。是次配售為本公司籌募所得現金款項淨額約25,838,000港元，作為日常營運資金。配售價每股0.15港元較二零零二年三月十一日在聯交所之收市價每股0.173港元折讓約13.3%。

購股權

本公司之購股權計劃詳情載於財務報告附註30。

30. 購股權計劃

本公司已於年內採納會計準則第34項，其闡述見財務報告附註2及附註3「僱員福利」一段。故此，有關本公司購股權計劃之詳細披露事宜現亦已載入財務報告附註內。於上年度，有關披露事宜則依照上市規則規定載於董事會報告書內。

根據上市規則第17章第17.07條至17.09條之規定及會計準則第34項須予披露之有關本公司或其任何附屬公司之各項購股權計劃之詳情如下：

(a) 本公司之購股權計劃

於二零零二年五月二十九日，本公司終止於一九九五年七月二十一日採納之購股權計劃，並於該日採納一項新購股權計劃(「明日計劃」)，以符合上市規則第17章有關公司購股權計劃之新規定。根據舊計劃已授出之購股權仍將有效。

28. 遞延稅項

本集團之遞延稅項撥備已按加速折舊免稅額作出，惟數額以預期於可預見之將來實現之負債為限。

本集團遞延稅項撥備之主要組成部份以及本財務報告未確認之遞延稅項資產淨值狀況如下：

	已撥備		未撥備	
	二零零二年	二零零一年	**二零零二年**	二零零一年
	千港元	千港元	**千港元**	千港元
加速折舊免稅額	**1,433**	1,433	**27**	63
稅項虧損	—	—	**(130,131)**	(4,270)
其他	—	—	**4**	(2)
	1,433	1,433	**(130,100)**	(4,209)

重估本集團之租約土地及樓宇產生之重估增值並不構成時差，因此並無估計潛在遞延稅項之數額。

29. 股本

股份

	二零零二年	二零零一年
	千港元	千港元
法定股本：		
5,000,000,000股每股面值0.10港元之普通股	**500,000**	500,000
已發行及繳足股本：		
2,860,686,445股（二零零一年：2,682,686,445股）每股面值0.10港元之普通股	**286,069**	268,269

本公司於本年度並無購回任何股份。

26. 應付賬款

本集團按賬齡分析之應付賬款茲列如下:

	二零零二年 千港元	二零零一年 千港元
即時至三個月	**62,317**	51,560
四個月至六個月	**7,019**	3,755
七個月至一年	**641**	68
超過一年	**1,141**	533
	71,118	55,916

賬齡少於四個月之應付賬款佔應付賬款總額87.6%(二零零一年:92.2%)。

27. 長期服務金撥備

	本集團 千港元	本公司 千港元
收購恒光行	**1,000**	—
年內已動用款項	**(288)**	—
額外撥備	**753**	240
於二零零二年十二月三十一日	**1,465**	240

根據香港僱傭條例,本集團就預期未來可能作出之長期服務金作出撥備,其進一步闡述載於本財務報告附註3「僱員福利」一段。是項撥備乃按照僱員截至結算日服務本集團所可能賺得之未來服務金之最高估計金額計算。

23. 短期投資

	本集團	
	二零零二年	二零零一年
	千港元	千港元
香港之上市證券投資		
按公平價值	**—**	603
按市值	**—**	603

24. 持作出售物業

	本集團	
	二零零二年	二零零一年
	千港元	千港元
年初	**15,200**	19,802
添置	**—**	231
撥備	**(2,200)**	(4,833)
年終	**13,000**	15,200

持作出售物業均位於香港，並以中期租約持有。

25. 存貨

	本集團	
	二零零二年	二零零一年
	千港元	千港元
原材料	**61,638**	29,746
在製品	**26,686**	14,604
製成品	**13,415**	11,984
	101,739	56,334

20. 應收賬款

本集團按賬齡分析之應收賬款茲列如下：

	二零零二年		二零零一年	
	千港元	**百分比**	千港元	百分比
即時至三個月	**82,268**	**72**	35,453	77
四個月至六個月	**18,228**	**16**	2,017	4
七個月至一年	**6,254**	**5**	709	2
超過一年	**8,173**	**7**	7,774	17
	114,923	**100**	45,953	100
撥備	**(10,067)**		(8,674)	
撥備後總額	**104,856**		37,279	

本集團向顧客授出之一般信用期限介乎21日至120日。

21. 應收貸款

應收貸款須於一年內償還，按最優惠利率至24厘之年利率計息及有抵押，惟其中一筆34,000港元之款項為無抵押。於過往年度，應收貸款為無抵押，按最優惠利率加0.5厘至12厘之年利率計息及須於一年內償還，惟其中一筆461,000港元之款項為有抵押。

22. 已付按金

於上年度，已付按金指就收購恒光行而支付之託管款項。

18. 遞延產品開發成本

	本集團	
	二零零二年	二零零一年
	千港元	千港元
成本：		
年初	**16,753**	15,359
添置	**846**	1,394
年終	**17,599**	16,753
累計攤銷及耗蝕：		
年初	**12,294**	11,228
年內攤銷撥備	**1,110**	971
年內耗蝕撥備	**—**	95
年終	**13,404**	12,294
賬面淨值：		
年終	**4,195**	4,459

19. 有抵押之存款

本集團之銀行透支為20,000,000美元（相當於155,640,000港元）。於結算日，本集團及本公司金額達101,056,000港元（二零零一年：無）之有抵押銀行存款已用作抵押銀行透支之擔保，惟該等銀行透支並無動用。

17. 預付租金

	本集團	
	二零零二年	二零零一年
	千港元	千港元
成本：		
年初及年終	**10,500**	10,500
攤銷：		
年初	**5,649**	4,912
本年度撥備	**737**	737
年終	**6,386**	5,649
賬面淨值：		
年終	**4,114**	4,851

預付租金為恰富之合營夥伴之出資額，方式為在合營期內提供使用該合營夥伴所擁有物業之權利。

預付租金於首階段合營年期15年以直線基準予以攤銷。

16. 於聯營公司之權益（續）

以下為主要聯營公司之詳情：

名稱	業務架構	註冊成立及營運地點	本集團應佔股本百分比	主要業務
Dongguan Yueheng Optical Co., Ltd.	公司	中國	29%	製造光學鏡片
東莞粵恒光學(香港)有限公司	公司	香港	29%	買賣光學產品
Dongguan Yueheng Optical (BVI) Company Limited	公司	英屬處女群島	29%	融資活動及推廣光學產品

年內，本集團透過向一獨立第三方 Optiset Limited 收購恒光行以收購上述聯營公司。有關該收購之進一步詳情載於財務報告附註32。

上表列出董事認為主要影響本集團本年度業績或構成本集團資產淨值重要部份之本集團聯營公司。董事認為，列載其他聯營公司詳情將導致資料過於冗長。

15. 於附屬公司之權益(續)

**** 德寶為根據中國法律成立之全外資企業，註冊股本為118,100,000港元。於結算日，本集團已將價值58,550,910港元之廠房及機器作為資本出資，以符合註冊股本規定。根據德寶之公司組織章程細則，餘下59,549,000港元之款項於一九九九年三月十八日到期支付。本集團已與有關當局討論修訂德寶之公司組織章程細則之原有條款，包括註冊股本總額。直至本年報日期止，本集團仍未取得有關當局之批准。

@ 東莞恒惠為根據中國法律成立之中外合營企業，註冊股本為67,940,000港元。於結算日，本集團已將價值約62,505,000港元之廠房及機器作為資本出資，以符合註冊股本規定。於二零零二年十二月三十一日，東莞恒惠之少數股東仍未就餘下5,435,000港元之註冊股本出資。

橫崗為根據中國法律成立之中外合營企業。由於本集團每年向合營企業支付約3,134,000港元之款項，因此有權分佔橫崗全部溢利，亦需承擔全部虧損。

上表列出董事認為主要影響本集團本年度業績或構成本集團資產淨值重要部份之本公司附屬公司。董事認為，列載其他附屬公司詳情將導致資料過於冗長。

16. 於聯營公司之權益

	本集團	
	二零零二年	二零零一年
	千港元	千港元
應佔資產淨值	**142,016**	—
應收聯營公司之款項	**1,894**	—
耗蝕撥備	**(113,016)**	—
	30,894	—

應收聯營公司之款項乃無抵押及不計利息，且毋須於結算日後十二個月內償付。

應付聯營公司之款項乃無抵押及不計利息，且無固定償付期限。

15. 於附屬公司之權益（續）

名稱	註冊成立／註冊及營業地點	已發行普通股股本／註冊股本面值	本公司應佔股權百分比 二零零二年	二零零一年	主要業務
東莞恒惠眼鏡有限公司（「東莞恒惠」）*@	中國	62,504,800港元	48%	—	製造光學產品
霸泉有限公司	香港	75,000,000港元	52%	—	投資控股
盈展國際有限公司*	香港	1,000,000港元	29%	—	投資控股
寶源工商業發展有限公司	香港	2港元	58%	—	於中國持有物業
深圳橫崗恒光光學實業有限公司（「橫崗」）*#	中國	30,000,000美元	47%	—	製造視光產品
Swank International Manufacturing Company Limited	香港	446,409,000港元	58%	—	投資控股
恒光眼鏡行有限公司	香港	100,000港元	58%	—	買賣光學產品

除 Electronics Tomorrow International Limited、Fortune Dynamic Group Corp. 及 Master Base Limited 乃由本公司直接持有外，所有附屬公司均由本公司間接持有。

* 本公司有權在該等公司之董事會議上作出主要投票，故彼等被視為本公司之附屬公司。

** 高勁已根據中國法律註冊為全外資企業。

*** 年內，本集團額外認購持有55%權益附屬公司 ETMI 的57股普通股。緊隨股份配發完成後，本集團持有 ETMI 、怡德及 Plentiful 65%權益及怡富55%權益。增持 ETMI 之股權產生約4,368,000港元之負商譽。怡富為根據中國法律成立之中外合資合營企業。上年度，由於本集團對怡富具有控制權，因此被視為附屬公司。

15. 於附屬公司之權益(續)

名稱	註冊成立／註冊及營業地點	已發行普通股股本／註冊股本面值	本公司應佔股權百分比 二零零二年	本公司應佔股權百分比 二零零一年	主要業務
易達科技有限公司	香港	2港元	100%	100%	買賣電子配件及部件
Electronics Tomorrow International Limited	英屬處女群島	600美元	100%	100%	投資控股
明日電子有限公司	香港	500,000港元	100%	100%	製造及銷售電子產品
Electronics Tomorrow Manufactory Inc. (「ETMI」) ***	英屬處女群島	257美元	65%	55%	投資控股
Fortune Dynamic Group Corp.	英屬處女群島	1美元	100%	100%	投資控股
Good Order International Inc.	英屬處女群島	100美元	100%	100%	投資控股
Issegon Company Limited	香港	300,000港元	100%	100%	物業持有
Master Base Limited	英屬處女群島	1美元	100%	100%	投資控股
Maxwood Limited	香港	2港元	100%	100%	證券投資
Plentiful Light Ltd. (「Plentiful」) ***	英屬處女群島／中國	100美元	65%	55%	製造印刷綫路板
Probest Holdings Inc.	英屬處女群島	1美元	100%	100%	投資控股
東莞怡富綫路板廠 (「怡富」) ***	中國	64,160,000港元	55%	46%	製造印刷綫路板
高勁電子(深圳)有限公司 (「高勁」) **	中國	3,000,000美元	100%	100%	製造電子產品
東莞德寶光學有限公司 (「德寶」) * ****	中國	58,550,910港元	29%	—	製造多層鍍膜鏡片

15. 於附屬公司之權益

	二零零二年 千港元	二零零一年 千港元
非上市股份，按成本	**93,316**	93,316
應收附屬公司之款項	**366,810**	123,450
應付附屬公司之款項	**(461)**	(477)
	459,665	216,289
耗蝕撥備	**(38,628)**	(38,628)
	421,037	177,661

與附屬公司之往來結餘乃無抵押及不計利息，且毋須於結算日後十二個月內償付。

以下為主要附屬公司之詳情：

名稱	註冊成立／註冊及營業地點	已發行普通股股本／註冊股本面值	本公司應佔股權百分比 二零零二年	本公司應佔股權百分比 二零零一年	主要業務
弘源有限公司	香港	2港元	100%	100%	提供貸款融資
Asiacorp Group Co., Ltd.	英屬處女群島／香港	1美元	100%	100%	證券投資
建中技術有限公司	香港	100港元	100%	100%	買賣電子配件及部件
康琳有限公司	香港	2港元	100%	100%	證券投資及物業持有
怡德綫路板有限公司（「怡德」）***	香港	100港元	65%	55%	買賣印刷綫路板
Eastec Purchasing Limited	英屬處女群島／日本	1美元	100%	100%	買賣電子配件及部件

13. 固定資產（續）

倘按估值列賬之本集團土地及樓宇乃按成本值減累計折舊入賬，則該等土地及樓宇將已按約41,957,000港元（二零零一年：43,066,000港元）列入財務報告。

本集團若干租約土地及樓宇已抵押，以取得授予本集團之若干銀行融資。於二零零二年十二月三十一日之固定資產總額中，已抵押資產之賬面淨值為12,000,000港元（二零零一年：12,400,000港元）。

14. 負商譽

以下為於綜合資產負債表中確認，且於收購恒光行及額外投資 Electronics Tomorrow Manufactory Inc.（「ETMI」）時產生之負商譽：

	本集團 千港元
成本：	
收購恒光行	79,087
於 ETMI 之額外投資（附註15）	4,368
於二零零二年十二月三十一日	83,455
確認為收入（累計）：	
年內已確認為收入及於二零零二年十二月三十一日	24,784
賬面淨值：	
於二零零二年十二月三十一日	58,671

13. 固定資產(續)

本公司

	租約物業裝修 千港元	傢俬及裝置 千港元	合計 千港元
成本:			
年初	13	124	137
添置	—	20	20
於二零零二年十二月三十一日	13	144	157
累計折舊:			
年初	2	36	38
本年度撥備	3	28	31
於二零零二年十二月三十一日	5	64	69
賬面淨值:			
於二零零二年十二月三十一日	8	80	88
於二零零一年十二月三十一日	11	88	99

本集團於二零零二年十二月三十一日之租約土地及樓宇分析如下:

	按估值 千港元
位於中國內地之中期租約土地及樓宇	26,300
位於香港之中期租約土地及樓宇	12,000
	38,300

租約土地及樓宇已由獨立專業估值師行保柏國際評估有限公司於二零零二年十二月三十一日按公開市值基準根據現況使用估值為38,300,000港元。因該等估值而產生之重估盈餘22,000港元及重估虧絀31,000港元已分別計入本年度之損益賬及物業重估儲備。

13. 固定資產

本集團

	租約土地及樓宇	租約物業裝修	廠房及機器	傢俬、裝置及辦公室設備	汽車	合計
	千港元	千港元	千港元	千港元	千港元	千港元
成本或估值：						
年初	39,400	33,012	120,085	18,262	3,230	213,989
添置	—	4,551	12,006	3,678	1,190	21,425
出售	—	—	(3,341)	(8,514)	—	(11,855)
重估虧絀	(1,100)	—	—	—	—	(1,100)
收購恒光行	—	—	44,128	31,159	345	75,632
於二零零二年十二月三十一日	38,300	37,563	172,878	44,585	4,765	298,091
累積折舊：						
年初	—	9,543	52,674	10,128	2,833	75,178
本年度撥備	1,091	4,666	17,854	8,234	467	32,312
出售	—	—	(3,288)	(6,975)	—	(10,263)
重估後撥回	(1,091)	—	—	—	—	(1,091)
於二零零二年十二月三十一日	—	14,209	67,240	11,387	3,300	96,136
賬面淨值：						
於二零零二年十二月三十一日	38,300	23,354	105,638	33,198	1,465	201,955
於二零零一年十二月三十一日	39,400	23,469	67,411	8,134	397	138,811
成本或估值分析：						
按成本	—	37,563	172,878	44,585	4,765	259,791
按二零零二年估值	38,300	—	—	—	—	38,300
	38,300	37,563	172,878	44,585	4,765	298,091

12. 每股盈利

每股基本盈利乃根據本年度股東應佔純利62,847,000港元（二零零一年：31,117,000港元）及年內已發行普通股2,818,746,719股（二零零一年：1,183,527,852股）之加權平均數計算。

本年度之每股攤薄盈利乃根據本年度股東應佔純利62,847,000港元（二零零一年：31,117,000港元）及年內已發行普通股2,825,510,355股（二零零一年：1,193,943,852股）之加權平均數計算。

用以計算每股基本盈利與用以計算每股攤薄盈利所使用的股份加權平均數的調節如下：

	二零零二年	二零零一年
用以計算每股基本盈利的股份加權平均數	**2,818,746,719**	1,183,527,852
倘年內未行使的購股權獲悉數行使而假設已以無代價發行的股份加權平均數	**6,763,636**	10,416,000
用以計算每股攤薄盈利的股份加權平均數	**2,825,510,355**	1,193,943,852

10. 稅項

	本集團	
	二零零二年	二零零一年
	千港元	千港元
中國：		
香港：		
本年度撥備	**3,690**	4,089
以往年度超額撥備	**(228)**	(1,250)
中國內地	**213**	240
	3,675	3,079
分佔聯營公司應佔稅項	**1,000**	—
本年度稅款	**4,675**	3,079

香港利得稅乃根據本年度在香港賺取之估計應課稅溢利按16%(二零零一年：16%)之稅率撥備。

根據適用之中國企業所得稅法，本集團在中國註冊之兩間附屬公司東莞怡富綫路板廠(「怡富」)及高勁電子(深圳)有限公司(「高勁」)可於首兩個獲利營業年度豁免支付所得稅，並於其後三個年度獲豁免支付應繳所得稅之50%。

怡富所享有之上述稅項豁免已經屆滿。根據本年獲授之另一項稅務豁免，於二零零二年怡富應繳納之所得稅由標準稅率24%減至15%(二零零一年：15%)。截至二零零二年十二月三十一日止年度為高勁之首個獲利年度，故高勁適用之所得稅率為每年15%。

11. 股東應佔經營業務之溢利淨額

在本公司財務報告中處理之股東應佔經營業務之溢利淨額為15,058,000港元(二零零一年：虧損淨額24,000港元)。

8. 董事酬金(續)

董事之酬金屬於下列幅度：

	董事人數	
	二零零二年	二零零一年
零港元至1,000,000港元	**4**	4
1,000,001港元至1,500,000港元	**1**	1
4,000,001港元至4,500,000港元	**—**	2
5,500,001港元至6,000,000港元	**2**	—
	7	7

本公司於本年度並無訂立任何董事放棄或同意放棄酬金之安排(二零零一年：無)。

9. 五位最高薪僱員

年內五位最高薪僱員包括三位(二零零一年：三位)董事，彼等之酬金詳情載於上文附註8。餘下兩位(二零零一年：兩位)非董事之最高薪僱員的酬金如下：

	本集團	
	二零零二年 千港元	二零零一年 千港元
薪金、津貼及實物利益	**3,210**	3,210
退休金供款	**56**	56
	3,266	3,266

非董事之最高薪僱員之酬金屬於下列幅度：

	僱員人數	
	二零零二年	二零零一年
1,000,001港元至1,500,000港元	**1**	1
1,500,001港元至2,000,000港元	**1**	1
	2	2

6. 經營業務之溢利(續)

已售存貨成本包括涉及直接員工成本、存貨撥備、攤銷預付租金、遞延產品開發成本攤銷及耗蝕、存貨撥備撥回、土地及樓宇經營租約租金及製造業務折舊之款項74,230,000港元(二零零一年：25,280,000港元)，有關款項亦已計入上述就有關種類開支所披露之各種開支總額。

* 本年度及上個年度之遞延產品開發成本攤銷及耗蝕已計入綜合損益賬之「銷售成本」。

** 於二零零二年十二月三十一日，本集團並無已放棄之供款可供扣減未來年度退休金計劃之供款(二零零一年：無)。

7. 融資成本

	二零零二年 **千港元**	二零零一年 千港元
須於五年內全部償還之銀行貸款之利息	—	343

8. 董事酬金

根據上市規則及香港公司條例第161條之規定董事酬金披露如下：

	二零零二年 **千港元**	二零零一年 千港元
董事袍金：		
執行董事	—	—
獨立非執行董事	**330**	330
其他報酬：		
執行董事：		
薪金及其他福利	**8,229**	8,254
花紅	**6,425**	2,960
退休金供款	**374**	361
獨立非執行董事：		
薪金及其他福利	—	—
	15,358	11,905

6. 經營業務之溢利

本集團經營業務之溢利已扣除／(計入)：

	二零零二年 千港元	二零零一年 千港元
存貨成本	578,121	400,565
折舊	32,312	19,141
預付租金攤銷	737	737
遞延產品開發成本：		
年內攤銷*	1,110	971
年內耗蝕*	—	95
	1,110	1,066
營業租約最低租金：		
土地及樓宇	8,836	8,037
辦公室設備	667	604
員工成本(包括董事酬金 — *附註8*)：		
工資及薪金	111,094	57,178
花紅	6,425	2,960
退休金供款	2,216	2,245
減：已放棄之供款	(641)	—
退休金供款淨額**	1,575	2,245
	119,094	62,383
核數師酬金：		
本年度撥備	2,380	1,150
上年度超額撥備	(100)	—
	2,280	1,150
應收呆賬撥備	569	1,050
存貨撥備／(存貨撥備撥回)	134	(4,419)
應收貸款撥備／(應收貸款撥備撥回)	1,480	(9,449)
長期服務金付款撥備	753	—
確認為收入之負商譽	(24,784)	—
出售固定資產之虧損	1,588	263
滙兑收益淨額	(441)	(188)
銀行存款之利息收入	(5,444)	(4,209)
出售上市證券投資之虧損／(收益)淨額	(64)	3,891
出售恒光行部分權益之收益	(3,481)	—
上市投資之股息收入	(12)	(8)

4. 分部資料（續）

(b) 地區分部

下表載列本集團地區分部之有關收益及若干資產及費用之資料。

本集團

	歐洲		北美洲		香港		日本		其他		對銷		綜合	
	二零零二年 千港元	二零零一年 千港元	**二零零二年 千港元**	二零零一年 千港元	**二零零二年 千港元**	二零零一年 千港元	**二零零二年 千港元**	二零零一年 千港元	**二零零二年 千港元**	二零零一年 千港元	**二零零二年 千港元**	二零零一年 千港元	**二零零二年 千港元**	二零零一年 千港元
分部收益：														
向外界客戶銷售	**115,013**	57,764	**264,964**	134,974	**162,434**	188,914	**142,741**	138,078	**55,925**	24,444	**—**	—	**741,077**	544,174

	香港		中國內部		其他		對銷		綜合	
	二零零二年 千港元	二零零一年 千港元	**二零零二年 千港元**	二零零一年 千港元	**二零零二年 千港元**	二零零一年 千港元	**二零零二年 千港元**	二零零一年 千港元	**二零零二年 千港元**	二零零一年 千港元
其他分部資料：										
分部資產	**516,705**	528,198	**312,031**	195,917	**70**	—	**—**	—	**828,806**	724,115
於聯營公司之權益	**(7,050)**	—	**37,788**	—	**156**	—	**—**	—	**30,894**	—
									859,700	724,115
資本開支	**4,571**	2,041	**17,700**	14,688	**—**	—	**—**	—	**22,271**	16,729

5. 營業額

營業額為出售貨品之發票值減去退貨及折扣、出售上市證券投資之所得款項，以及提供貸款融資之利息收入。從以下業務錄得之收入已納入營業額內：

	二零零二年 千港元	二零零一年 千港元
製造及銷售電子產品	**434,371**	420,554
製造及銷售綫路板	**96,940**	84,692
買賣及分銷電子配件及部件	**138**	950
買賣上市證券投資	**667**	31,556
提供貸款融資	**1,243**	6,422
製造及銷售光學產品	**207,718**	—
	741,077	544,174

4. 分部資料（續）

(a) 業務分部（續）

本集團

	電子產品		線路板		電子配件及部件		上市證券投資		提供融資		光學產品		對銷		綜合	
	二零零二年 千港元	二零零一年 千港元	二零零二年 千港元	二零零一年 千港元	二零零二年 千港元	二零零一年 千港元	二零零二年 千港元	二零零一年 千港元	二零零二年 千港元	二零零一年 千港元	二零零二年 千港元	二零零一年 千港元	二零零二年 千港元	二零零一年 千港元	二零零二年 千港元	二零零一年 千港元
分部資產	198,603	199,965	104,949	102,748	11,301	9,816	54,082	16,553	161,153	24,543	126,757	–	(5,677)	(9,424)	651,168	344,201
於聯營公司之權益	–	–	–	–	–	–	–	–	–	–	30,894	–	–	–	30,894	–
未分配資產	–	–	–	–	–	–	–	–	–	–	–	–	–	–	177,638	379,914
總資產															859,700	724,115
分部負債	43,300	47,236	26,926	27,147	1,723	2,662	179	197	40	30	46,832	–	(5,626)	(9,424)	113,374	67,848
未分配負債															26,016	21,232
總負債															139,390	89,080
其他分部資料：																
折舊及攤銷	11,197	9,336	9,666	9,228	–	257	–	–	–	–	10,604	–	–	–	31,467	18,821
在損益賬確認之耗蝕虧損	–	95	–	–	–	–	–	–	–	–	–	–	–	–	–	95
未分配款額															2,692	2,028
															34,159	20,944
資本開支	16,784	14,322	539	1,929	–	–	–	–	–	–	2,767	–	–	–	20,090	16,251
未分配款額															2,181	478
															22,271	16,729
應收貸款撥備／（應收貸款撥備撥回）	–	–	–	–	–	–	–	–	1,480	(9,449)	–	–	–	–	1,480	(9,449)
持作銷售物業撥備	–	–	–	–	–	–	2,200	4,833	–	–	–	–	–	–	2,200	4,833
重估租賃土地及樓宇之虧絀	–	6,141	–	–	–	–	–	–	–	–	–	–	–	–	–	6,141
未分配款額															22	(214)
															22	5,927
直接在股本確認之重估盈餘／（虧絀）	(31)	1,321	–	–	–	–	–	–	–	–	–	–	–	–	(31)	1,321

4. 分部資料(續)

(a) 業務分部

下表載列本集團業務分部之有關收益、溢利/(虧損)、資產、負債及費用之資料。

本集團

	電子產品		線路板		電子配件及部件		上市證券投資		提供融資		光學產品		對銷		綜合	
	二零零二年 千港元	二零零一年 千港元	二零零二年 千港元	二零零一年 千港元	二零零二年 千港元	二零零一年 千港元	二零零二年 千港元	二零零一年 千港元	二零零二年 千港元	二零零一年 千港元	二零零二年 千港元	二零零一年 千港元	二零零二年 千港元	二零零一年 千港元	二零零二年 千港元	二零零一年 千港元
分部收益:																
向外界客戶銷售	434,371	420,554	96,940	84,692	138	950	667	31,556	1,243	6,422	207,718	—	—	—	741,077	544,174
分部間銷售	—	—	9,932	12,070	38,941	32,703	—	—	—	—	—	—	(48,873)	(44,773)	—	—
其他收益	1,443	3,105	2,110	1,474	665	261	779	414	30	—	3,487	—	—	—	8,514	5,254
合計	435,814	423,659	108,982	98,236	39,744	33,914	1,446	31,970	1,273	6,422	211,205	—	(48,873)	(44,773)	749,591	549,428
分部業績	39,250	48,061	(1,302)	(12,085)	2,336	729	(6,960)	(13,298)	(11,448)	7,098	8,712	—	(51)	(45)	30,537	30,460
利息、股息收入及未分配收益															5,316	4,258
已確認為收入之負商譽															24,784	—
出售恒光行部份權益																
所得收益															3,481	—
未分配開支															(3,558)	(5,913)
經營業務溢利															60,560	28,805
融資成本															—	(343)
除融資成本後溢利															60,560	28,462
應佔聯營公司溢利減虧損	—	—	—	—	—	—	—	—	—	—	5,797	—	—	—	5,797	—
除稅前溢利															66,357	28,462
稅項:																
本公司及附屬公司															(3,675)	(3,079)
聯營公司	—	—	—	—	—	—	—	—	—	—	(1,000)	—	—	—	(1,000)	—
除少數股東權益前溢利															61,682	25,383
少數股東權益															1,165	5,734
股東應佔經營業務之溢利淨額															62,847	31,117

4. **分部資料**（續）

(c) 電子部件及零件分部，包括買賣及分銷電子部件及零件；

(d) 上市股本證券分部，包括買賣上市股本投資項目；

(e) 金融服務分部，包括提供貸款融資服務；及

(f) 光學產品分部，包括製造和銷售光學產品。

決定本集團之地區分部時，會按客戶所在地劃分收益所屬分部，亦按資產所在地劃分資產所屬分部。

分部間之銷售及轉撥按用作向第三者以當時市價進行銷售之售價進行。

3. 主要會計政策概要（續）

外幣（續）

綜合賬目時，海外附屬公司及聯營公司之財務報告按淨投資法換算為港元，海外附屬公司及聯營公司之損益賬按本年度之加權平均滙率換算為港元，該等公司之資產負債表則按結算日之滙率換算為港元。換算產生之滙兑差額計入滙率波動儲備。

就綜合現金流量表而言，海外附屬公司之現金流量按現金流量發生當日之滙率換算為港元，海外附屬公司於整個年度經常重複發生之現金流量則按本年度之加權平均滙率換算為港元。

在年度內採納經修訂之會計準則第11及15項（其詮釋見財務報告附註2）之前，海外附屬公司及聯營公司之損益賬及海外附屬公司之現金流量以結算日之滙率換算為港元。採納經修訂之會計準則第11項對財務報告並無重大影響。採納經修訂之會計準則第15項對上年度呈報之現金流量金額並無重大影響。

4. 分部資料

根據會計準則第26項「分部呈報」之規定，本集團已決定以業務分部為其主要呈報方式，另以地區分部作為次要呈報方式。

本集團之經營業務按業務性質及所提供之產品及服務分別組合及管理。本集團每項業務分部均代表所提供產品及服務涉及之風險及回報與其他業務分部不同之策略性業務單位。業務分部資料現概述如下：

(a) 電子產品分部，包括生產及銷售電子產品；

(b) 綫路板分部，包括生產及銷售綫路版；

3. 主要會計政策概要（續）

現金及現金等價物

就綜合現金流量表而言，現金及現金等價物包括庫存現金及活期存款，以及該等可隨時轉換為已知數額現金且所承受之價值變動風險微小、自購入起計一般時限不超過三個月之短期高流通性投資，另扣除須於要求時償還之銀行透支，為本集團現金管理不可分割部份。

就資產負債表而言，現金及銀行結餘和定期存款指其使用不受限制之資產。

收入確認

收入乃於經濟利益將流向本集團及收入能可靠衡量時按下列基準確認：

(a) 貨品出售，在擁有權之主要風險及回報轉嫁至買家時入賬，惟本集團須不再保持擁有權一般所涉及之管理或已售貨品之實際控制權；

(b) 利息，根據未償還本金額按實際適用利率以時間比例基準計算入賬；

(c) 於交易日，出售上市證券投資；

(d) 於簽署具法律約束力之銷售合約時，出售物業；

(e) 股息，於股東收取股息之權利確立時入賬；及

(f) 管理費用，於提供服務時入賬。

外幣

外幣交易乃按交易日期之適用滙率記錄。於結算日以外幣為單位之貨幣資產及負債均按當日之適用滙率換算。滙兑差額均列入綜合損益賬處理。

3. 主要會計政策概要（續）

僱員福利（續）

退休福利計劃

本集團根據強制性公積金計劃條例設立定額供款之強制性公積金退休福利計劃（「強積金計劃」），以供有資格參與強積金計劃之僱員參加。供款乃按僱員底薪之若干百份比計算，並於根據強積金計劃之規則應予支付時自損益賬扣除。強積金計劃之資產獨立於本集團之資產，並由獨立管理之基金另行持有。本集團之僱主供款於向強積金計劃供款後全數即屬僱員所有，惟根據強積金計劃之規則，本集團之僱主自願供款會於僱員於有權收取全部僱主供款前離職時退回本集團。

本集團在中華人民共和國（「中國」）附屬公司之僱員為中國政府設立之國家資助退休計劃之成員。

購股權計劃

本公司設立購股權計劃，旨在激勵及獎勵為本集團之成功運作作出貢獻之合資格參與者。根據購股權計劃授出購股權產生之財務影響將待該等購股權獲行使時，方會記錄於本公司或本集團之資產負債表內，損益表或資產負債表亦無記錄其成本值。當購股權獲行使時，由此發行之股份將按股份面值作為本公司額外股本，每股行使價超出股份面值之部份則記錄於本公司之股份溢價賬內。於行使日期前已註銷或失效之購股權將於尚未行使購股權之登記冊上刪除。

關連人士

一方能夠直接或間接控制另一方，或對另一方之財務及經營決策可行使重大影響力之人士，均被視為關連人士。雙方均受制於相同控制權或相同重大影響力之人士，亦被視為關連人士。關連人士可為個別人士或公司。

3. 主要會計政策概要(續)

遞延稅項

遞延稅項乃採用負債法按所有重大時差就於可見將來可能引起之負債而撥出準備。遞延稅項資產直至合理肯定可變現時方會確認。

營業租約

凡資產擁有權之絕大部份收益及風險仍歸於出租人之租約,均視為經營租約。有關該等經營租約之租金乃按租約年期以直線法計入損益賬或自損益賬扣除。

僱員福利

帶薪假期結轉

本集團根據僱員合約,每一曆年向僱員提供帶薪年假。在若干情況下,允許將截至結算日之餘下未用之假期結轉並由有關僱員於下一年度使用。僱員年度內應得之帶薪假期之預計將來成本及結轉於結算日列作應計費用。

僱傭條例之長期服務金

根據香港僱傭條例,本集團若干員工已完成為本集團服務所需年期,於終止僱用時符合收取長期服務金資格。若終止僱用符合香港僱傭條例所規定之情況,本集團有責任支付該等款項。

本集團就預期未來可能作出之長期服務金確認撥備。該等撥備乃按照員工截至結算日服務本集團所可能賺得之未來服務金之最高估計金額計算。

3. **主要會計政策概要**(續)

研究及開發成本(續)

遞延開發成本按成本減任何耗蝕虧損，並以直線法按有關產品之商用年期(由產品作商業投產當日起計並不超逾七年)攤銷。

短期投資

短期投資乃指於持作交易用途股本證券之投資，及於資產負債表結算日按個別投資基準以公平價值計入賬目。公平價值指所報之市場價值減董事認為可反映出售大量股份對價格之潛在影響而需要作出之任何折讓。因證券公平價值改變而產生之損益於改變期間計入損益賬或自損益賬扣除。

持作出售物業

持作出售物業乃以賬面值及可變現淨值之較低者列賬。

存貨

存貨按成本及可變現淨值兩者中之較低值入賬。成本按加權平均基準計算，就在製造品及製成品而言，包括直接物料成本、直接工資及適當部份之間接開支。可變現淨值為估計售價減預期製成及出售時所需之任何費用。

撥備

倘因過往事宜產生目前債務(法定或推定)及將來可能需要資源流出，以償還債務，則撥備予以確認，惟該債務之金額須可予可靠估計。

倘折現之影響屬重大者，確認為撥備之款項為於結算日償還債務預期所需之現值金額。隨時間之推移而產生之折現現值金額之增幅於損益賬計入融資成本。

3. 主要會計政策概要(續)

固定資產及折舊(續)

資產成本包括其購買價與任何將資產轉至可運作狀況及擬使用地點所產生之直接應佔成本。固定資產投入運作後所承擔之開支,如維修保養費用,一般在所承擔期間於損益賬中扣除。倘能清楚顯示有關開支已促使日後使用固定資產預期可獲得之未來經濟利益增加,則有關開支乃撥充資本,作為固定資產之額外成本。

個別資產均以直線基準在其估計可使用年期撇銷成本或估值,以計算折舊。採用之主要年率如下:

根據中期租約持有之土地	按尚餘租約年期計算
樓宇	4%
租約物業裝修	5－50%
廠房及機器	6.67－20%
傢俬、裝置及辦公室設備	10－20%
汽車	20%

固定資產之價值因重估而出現之改變,按個別資產基準在資產重估儲備中列作變動處理。重估虧絀倘未能在同一資產之重估盈餘中抵銷,則會於損益賬中扣除。其後任何重估盈餘會計入損益賬內,惟以先前於損益賬扣除之虧絀為限。

於損益賬內確認之固定資產之出售或報廢收益或虧損為有關資產之出售所得款項淨額與賬面值兩者之差額。於出售或報廢時,之前並未在保留溢利中處理之應佔重估增值會直接轉撥往保留溢利。

研究及開發成本

所有研究成本於出現時自損益賬扣除。

新產品開發項目產生之開支只有於有關項目可明確界定、開支可獨立識別及可靠計算,可按合理方式確定項目在技術上可行及產品具商業價值時,方會撥作資本及遞延。未能符合以上條件之產品開發開支會於產生時列作開支。

3. 主要會計政策概要(續)

負商譽(續)

會計準則第30項「企業合併」於二零零一年一月一日採納。於該日期之前，因收購產生之負商譽在收購年度計入資本儲備中。本集團採納會計準則第30項之過渡條文，該條文允許該負商譽繼續計入資本儲備中。於二零零一年一月一日後因收購所產生之負商譽則按會計準則第30項負商譽之會計政策處理。

出售附屬公司及聯營公司時，出售損益按於出售日期之淨資產計算，並包括應佔而仍未在綜合損益賬確認之負商譽款額及任何有關儲備(如適用)。過往於收購時撥入資本儲備之負商譽會於出售時撥回及於計算損益時計入。

資產耗蝕

於每個結算日，均會評估有否任何跡像顯示任何資產出現耗蝕，或已於過往年度確認之資產耗蝕虧損是否不再存在或經已減少。如出現任何該等跡象，該資產之可收回款額將被評估。資產之可收回款額按使用中之資產價值或淨銷售價(以較高者為準)計算。

只有在資產賬面值超逾其可收回款額之情況下，方會確認耗蝕虧損。耗蝕虧損會自其出現期間之損益賬扣除，除非資產乃按重估款額置存，則耗蝕虧損會就重估資產按有關會計政策列賬。

先前確認之耗蝕虧損，僅當用以釐定一項資產之可收回金額之估計出現變動時方予以撥回，惟如過往年度並無就該項資產確認任何耗蝕虧損，則該金額不會高於該資產可能會予釐定之賬面值(扣除任何折舊／攤銷)。耗蝕虧損之撥回於其產生之期間計入損益賬，除非資產乃以重估金額作為面值，則耗蝕虧損撥回會就重估資產按照有關資產之會計政策列賬。

固定資產及折舊

固定資產按成本或估值減累積折舊及任何耗蝕虧損列賬。

3. 主要會計政策概要(續)

聯營公司(續)

本集團所佔之收購後業績及聯營公司之儲備分別計入綜合損益賬及綜合儲備內。本集團於聯營公司之權益乃按根據權益會計法計算之本集團所佔之資產淨值減去耗蝕虧損後於綜合資產負債表列賬。於收購聯營公司產生，而先前未在綜合儲備中撇銷或確認之商譽或負商譽乃計入為本集團於聯營公司之部份權益。

商譽

收購附屬公司及聯營公司產生之商譽為購買代價超逾本集團應佔所購入可識別資產及負債於收購日期之公平價值之數額。

收購帶來之商譽在綜合資產負債表內確認為資產，並按其估計可使用年期以直線法攤銷。

出售附屬公司及聯營公司時，出售損益按於出售日期之淨資產計算，並包括應佔而仍未攤銷之商譽款額及任何有關儲備(如適用)。過往於收購時以綜合儲備抵銷之任何應佔商譽會於出售時撥回及於計算損益時計入。

負商譽

收購附屬公司及聯營公司產生之負商譽為本集團應佔所購入可識別資產及負債於收購日期之公平價值超逾購買代價之數額。

倘負商譽關乎已在收購計劃確定並可準確計算，但不代表於收購日期之可識別負債之預期日後虧損及開支，則該部份之負商譽會於日後虧損及開支確認時在綜合損益賬確認為收入。

倘負商譽並不關乎於收購日期之可識別預期日後虧損及開支，負商譽會在綜合損益賬內按所收購可折舊／可攤銷資產之尚餘平均可用年期以系統化之基準確認。任何負商譽超逾所收購非貨幣性資產公平價值之款額，會即時確認為收入。

3. 主要會計政策概要(續)

附屬公司

附屬公司指本公司直接或間接控制其財務及經營政策及可自其業務收取利益之公司。

附屬公司之業績按已收及應收股息列入本公司之損益賬內。本公司於附屬公司之權益按成本減任何耗蝕虧損列賬。

合營公司

合營公司指本集團與其他人士透過合營安排進行經濟活動之公司。合營公司以獨立實體之形式經營，本集團與其他人士於當中擁有權益。

合營夥伴間訂立之合營企業協議內訂明合營公司各方之出資額，合營企業之期限，以及於解散時變現資產之基準。合營公司業務之損益及任何剩餘資產分派乃根據合營夥伴各自之出資比例或根據合營企業協議之條款攤分。

倘本集團：

(a) 直接或間接擁有合營公司之單一控制權，則該合營公司將被視為一間附屬公司；

(b) 並未擁有合營公司之單一或共同控制權，惟直接或間接普遍持有合營公司註冊股本不少於20%，並可對該合營公司行使重大影響力，則該合營公司將被視為一間聯營公司；

(c) 並未擁有合營公司之單一控制權，惟直接或間接聯合控制該公司，則該合營公司將被視為一間聯合控制機構；及

(d) 直接或間接持有合營公司之註冊資本少於20%，及並無聯合控制或對該合營公司行使重大影響力，則該合營公司被視為一項長期投資。

聯營公司

聯營公司為附屬公司或共同控制實體以外，本集團通常持有不少於20%之投票權股權之長期權益，並對其管理具有重大影響力之公司。

2. 全新及經修訂香港會計實務準則之影響(續)

會計準則第15項規定經修訂之現金流動表格式。修訂該會計準則產生之主要影響在於:綜合現金流動表現按經營活動、投資活動及融資活動之現金流動這三個表頭呈列,而非按先前規定分為五個表頭。此外,海外附屬公司於年內發生之現金流動現按各個交易日之滙率或概約滙率換算成港元,而先前乃按結算日之滙率換算,而就綜合現金流動表而言,現金等價物之定義已被修訂。

會計準則第34項規定僱員福利之確認及衡量標準,以及相關之須予披露事項。採納該會計準則對財務報告並無重大影響。此外,現規定須對有關本公司之購股權計劃作出披露(詳情載於財務報告附註30)。該等購股權計劃之披露與聯交所證券上市規則(「上市規則」)之披露類似,該等購股權計劃披露事項先前載於董事會報告中,在採納本會計準則後,現須載入財務報告附註內。

3. 主要會計政策概要

編製基準

此等財務報告乃根據會計準則、香港公認之會計政策及香港公司條例之披露要求而編製。此等財務報告乃按歷史成本慣例編製,惟在下文進一步解釋之固定資產定期重估及短期投資除外。

綜合賬目之基準

綜合財務報告包括本公司及其附屬公司截至二零零二年十二月三十一日止年度之財務報告。於本年內購入或出售之附屬公司之業績分別由收購之生效日期起計或計至出售之生效日期止。本集團內公司間一切重大交易及結餘均於綜合賬目時抵銷。

少數股東權益指外部股東於本公司之附屬公司之業績及資產淨值之權益。

1. 公司資料

本公司之主要業務為投資控股。年內，本集團之主要業務為設計、發展、製造及銷售電子產品、製造及銷售印刷綫路板(「綫路板」)，以及買賣及分銷電子配件及零件，買賣上市證券投資、提供貸款融資，以及製造及銷售光學產品。

本集團收購恒光行實業有限公司(「恒光行」)(該公司於香港註冊成立為有限公司，於香港聯合交易所有限公司(「聯交所」)上市)後，製造及銷售光學產品成為年內本集團之新業務。

2. 全新及經修訂香港會計實務準則之影響

下文為最近頒佈及經修訂香港會計實務準則(「會計準則」)，並於編製本年度財務報告時首次生效。

- 會計準則第1項(經修訂) ： 「財務報告之呈報」
- 會計準則第11項(經修訂) ： 「外滙換算」
- 會計準則第15項(經修訂) ： 「現金流動表」
- 會計準則第34項 ： 「僱員福利」

該等會計準則訂明新會計計量準則及披露慣例。採納該等會計準則對本集團之會計政策及對財務報告內所披露金額之主要影響概列如下：

會計準則第1項規定財務報告呈報基準以及載列有關內容之結構及最低要求之指引。修訂該會計準則產生之主要影響在於：現以本財務報告呈列之綜合權益變動表代替先前規定之經確認綜合損益表及本集團之儲備附註。

會計準則第11項規定換算外幣交易及財務報告之基準。修訂該會計準則對綜合財務報告產生之主要影響為：海外附屬公司及聯營公司之損益賬現按該年度之加權平均法計算之滙率換算成港元，而先前乃按結算日之滙率換算。採納經修訂之會計準則第11項對財務報告並無重大影響。

	附註	二零零二年 千港元	二零零一年 千港元
非流動資產			
固定資產	*13*	**88**	99
於附屬公司之權益	*15*	**421,037**	177,661
租約按金		**517**	517
		421,642	178,277
流動資產			
現金及銀行結餘		**315**	110
定期存款		**54,411**	287,594
抵押存款	*19*	**101,056**	—
已付按金	*22*	**—**	68,000
預付款項、按金及其他應收賬款		**181**	2,236
可收回税款		**14**	14
		155,977	357,954
流動負債			
應計債務及其他應付賬款		**1,882**	1,630
流動資產淨值		**154,095**	356,324
總資產減流動負債		**575,737**	534,601
非流動負債			
長期服務金撥備	*27*	**240**	—
		575,497	534,601
資本及儲備			
股本	*29*	**286,069**	268,269
儲備	*31(b)*	**289,428**	266,332
		575,497	534,601

董事
邱德華

董事
譚炳華

	附註	二零零二年 千港元	二零零一年 千港元
經營業務流入/(流出)之現金		**(71,735)**	126,021
已收利息		**5,444**	4,209
已付利息		**—**	(343)
已付香港利得税		**(985)**	(118)
已付海外税項		**(240)**	—
經營業務之現金流入/(流出)淨額		**(67,516)**	129,769
投資業務之現金流動			
上市投資之已收股息		**12**	8
購買固定資產		**(21,425)**	(15,335)
出售固定資產所得款項		**4**	168
租約按金付款		**(455)**	(120)
增添持作出售物業		**—**	(231)
收購恒光行	32	**8,652**	—
出售恒光行部份權益之所得款項		**3,481**	—
已付按金	22	**—**	(68,000)
投資業務之現金流出淨額		**(9,731)**	(83,510)
融資活動之現金流動			
發行股本所得款項		**26,700**	190,576
發行股份費用		**(862)**	(1,498)
融資活動之現金流入淨額		**25,838**	189,078
現金及現金等價物增加/(減少)淨額		**(51,409)**	235,337
年初之現金及現金等價物		**373,819**	138,482
年底之現金及現金等價物		**322,410**	373,819
現金及現金等價物結餘之分析			
現金及銀行結餘		**75,329**	62,966
取得時原到期日少於三個月之無抵押定期存款		**146,025**	310,853
取得時原到期日少於三個月之定期存款,已抵押作銀行透支信貸之擔保		**101,056**	—
		322,410	373,819

	附註	二零零二年 千港元	二零零一年 千港元
經營業務之現金流動			
除税前溢利		**66,357**	28,462
調整：			
重估租約土地及樓宇之盈餘		**(22)**	(5,927)
持作出售物業撥備		**2,200**	4,833
融資成本		**—**	343
應佔聯營公司溢利減虧損		**(5,797)**	—
銀行存款之利息收入		**(5,444)**	(4,209)
上市投資之已收股息		**(12)**	(8)
已確認作收入之負商譽		**(24,784)**	—
出售於恒光行部份權益之收益		**(3,481)**	—
折舊		**32,312**	19,141
攤銷預付租金		**737**	737
攤銷遞延產品開發成本		**1,110**	971
遞延產品開發成本減值		**—**	95
應收呆賬撥備		**569**	1,050
存貨撥備／(存貨撥備撥回)		**134**	(4,419)
應收貸款撥備／(應收貸款撥備撥回)		**1,480**	(9,449)
出售固定資產虧損		**1,588**	263
持有短期投資之未變現虧損淨額		**—**	31
滙兑差額		**862**	—
營運資金變動前之經營溢利		**67,809**	31,914
增加遞延產品開發成本		**(846)**	(1,394)
於聯營公司結餘淨額減少		**3,616**	—
應收賬款減少／(增加)		**(12,751)**	25,980
應收票據減少／(增加)		**2,335**	(800)
應收貸款減少／(增加)		**(110,553)**	51,988
貸款之應收利息減少		**163**	1,287
預付款項、按金及其他應收款項減少		**1,924**	8,495
短期投資減少		**603**	34,866
存貨減少／(增加)		**(14,570)**	29,568
應付賬款減少		**(11,669)**	(43,149)
應付票據減少		**—**	(1,049)
應計負債及其他應付款項增加／(減少)		**1,739**	(11,685)
長期服務金撥備增加		**465**	—
經營業務流入／(流出)之現金		**(71,735)**	126,021

綜合權益變動表

截至二零零二年十二月三十一日止年度

			儲備						
	股本	股份溢價	滙率波動儲備	資本儲備	資本贖回儲備	物業重估儲備	保留溢利	儲備合計	合計
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
於二零零一年一月一日	82,523	189,186	913	801	77	—	103,576	294,553	377,076
重估租約土地及樓宇而產生	—	—	—	—	—	1,321	—	1,321	1,321
損益賬未確認之收益及虧損淨額	—	—	—	—	—	1,321	—	1,321	1,321
發行股份	6,900	4,830	—	—	—	—	—	4,830	11,730
發行股份費用	—	(1,498)	—	—	—	—	—	(1,498)	(1,498)
供股	178,846	—	—	—	—	—	—	—	178,846
本年度溢利	—	—	—	—	—	—	31,117	31,117	31,117
於二零零一年十二月三十一日及二零零二年一月一日	268,269	192,518	913	801	77	1,321	134,693	330,323	598,592
重估租約土地及樓宇而產生	—	—	—	—	—	(31)	—	(31)	(31)
外滙調整	—	—	858	—	—	—	—	858	858
少數權益股東攤佔之外滙調整	—	—	(27)	—	—	—	—	(27)	(27)
損益賬未確認之收益及虧損淨額	—	—	831	—	—	(31)	—	800	800
發行股份	17,800	8,900	—	—	—	—	—	8,900	26,700
發行股份費用	—	(862)	—	—	—	—	—	(862)	(862)
本年度溢利	—	—	—	—	—	—	62,847	62,847	62,847
於二零零二年十二月三十一日	286,069	200,556	1,744	801	77	1,290	197,540	402,008	688,077
股本及保留儲備：									
本公司及附屬公司	286,069	200,556	1,744	801	77	1,290	192,743	397,211	683,280
聯營公司	—	—	—	—	—	—	4,797	4,797	4,797
於二零零二年十二月三十一日	286,069	200,556	1,744	801	77	1,290	197,540	402,008	688,077
本公司及附屬公司	268,269	192,518	913	801	77	1,321	134,693	330,323	598,592
聯營公司	—	—	—	—	—	—	—	—	—
於二零零一年十二月三十一日	268,269	192,518	913	801	77	1,321	134,693	330,323	598,592

	附註	二零零二年 千港元	二零零一年 千港元
資本及儲備			
股本	*29*	**286,069**	268,269
儲備	*31(a)*	**402,008**	330,323
		688,077	598,592

董事
邱德華

董事
譚炳華

二零零二年十二月三十一日

	附註	二零零二年 千港元	二零零一年 千港元
非流動資產			
固定資產	13	**201,955**	138,811
負商譽	14	**(58,671)**	—
於聯營公司之權益	16	**30,894**	—
預付租金	17	**4,114**	4,851
租約按金		**972**	517
遞延產品開發成本	18	**4,195**	4,459
		183,459	148,638
流動資產			
現金及銀行結餘		**75,329**	62,966
定期存款		**146,025**	310,853
抵押存款	19	**101,056**	—
應收賬款	20	**104,856**	37,279
應收票據		**1,905**	4,240
應收貸款	21	**110,534**	1,461
貸款之應收利息		**122**	285
已付按金	22	**—**	68,000
預付款項、按金及其他應收款項		**21,675**	18,256
短期投資	23	**—**	603
持作出售物業	24	**13,000**	15,200
存貨	25	**101,739**	56,334
		676,241	575,477
流動負債			
應付賬款	26	**71,118**	55,916
應計債務及其他應付賬款		**35,981**	14,473
應付聯營公司款項	16	**8,848**	—
應付稅項		**20,545**	17,258
		136,492	87,647
流動資產淨值		**539,749**	487,830
總資產減流動負債		**723,208**	636,468
非流動負債			
長期服務金撥備	27	**1,465**	—
遞延稅項	28	**1,433**	1,433
		2,898	1,433
少數股東權益		**32,233**	36,443
		688,077	598,592

	附註	二零零二年 千港元	二零零一年 千港元
營業額	5	**741,077**	544,174
銷售成本		**(578,723)**	(436,012)
毛利		**162,354**	108,162
其他收益		**13,830**	9,512
已確認為收入之負商譽		**24,784**	—
應收貸款撥備撥回／(應收貸款撥備)		**(1,480)**	9,449
出售於恒光行之部份權益之收益		**3,481**	—
重估租約土地及樓宇之盈餘		**22**	5,927
持作出售物業撥備		**(2,200)**	(4,833)
分銷費用		**(23,642)**	(10,129)
行政支出		**(113,632)**	(87,919)
持有短期投資之未變現虧損淨額		**—**	(31)
其他經營開支		**(2,957)**	(1,333)
經營業務之溢利	6	**60,560**	28,805
融資成本	7	**—**	(343)
除融資成本後溢利		**60,560**	28,462
應佔聯營公司溢利減虧損		**5,797**	—
除稅前溢利		**66,357**	28,462
稅項	10	**(4,675)**	(3,079)
除少數股東權益前溢利		**61,682**	25,383
少數股東權益		**1,165**	5,734
股東應佔經營業務之溢利淨額	11	**62,847**	31,117
每股盈利	12		
基本		**2.23仙**	2.63仙
攤薄		**2.22仙**	2.61仙

ERNST & YOUNG
安永會計師事務所

致：**明日國際集團有限公司股東**
(於百慕達註冊成立之有限公司)

本核數師行已完成審核載於第22頁至第72頁按照香港公認會計原則編製的財務報告。

董事及核數師的個別責任

貴公司的董事須負責編製真實與公平的財務報告。在編製真實及公平之財務報告時，董事必須選擇並貫徹應用合適的會計政策。本行的責任是根據本行審核工作的結果，對該等財務報告作出獨立的意見，並將此意見向股東報告。

意見的基礎

本行是按照香港會計師公會頒佈的核數準則進行審核工作。審核工作範圍包括以抽查方式查核與財務報告所載數額及披露事項有關的憑證，亦包括評估董事於編製該等財務報告時所作的重大估計和判斷，並衡量其所釐定的會計政策是否適合　貴公司及　貴集團的具體情況，以及是否貫徹地應用並足夠地予以披露。

本行在策劃和進行審核工作時，均以取得一切本行認為必須的資料及解釋為目標，使本行能獲得充份的憑證，就該等財務報告是否存有重要錯誤陳述，作出合理的確定。在表達意見時，本行亦已衡量該等財務報告所載的資料在整體上是否足夠。本行相信，本行的審核工作已為本行之核數意見建立了合理的基礎。

意見

本行認為上述的財務報告均真實與公平地反映　貴公司及　貴集團於二零零二年十二月三十一日的財政狀況及貴集團截至該日止年度的溢利和現金流動狀況，並已按照香港公司條例之披露要求妥善編製。

安永會計師事務所

香港
二零零三年四月二十八日

關連交易

關連交易詳情載於財務報告附註35。

結算日後事項

本集團結算日後重大事項之詳請載於財務報告附註36。

審計委員會

本公司已根據最佳應用守則之規定成立審計委員，以審閱及監管本集團之財務申報程序及內部監控工作。審計委員會由本公司兩名獨立非執行董事組成。

最佳應用守則

董事會認為，除本公司之獨立非執行董事並非按上市規則附錄十四所載之最佳應用守則（「守則」）第7段之規定以指定任期委任，而須根據本公司之公司細則條文輪值告退及於本公司之股東週年大會上膺選連任外，本公司於年報所述之會計期間一直遵守守則。

核數師

安永會計師事務所任滿告退，應屆股東週年大會上將提呈續聘該公司為本公司核數師之決議案。

代表董事會
主席
邱德華

香港
二零零三年四月二十八日

董事之股份權益（續）

除上文披露者外，董事或彼等之聯繫人士概無擁有本公司或其任何聯營公司（定義見披露權益條例）股本證券之任何個人、家族、公司或其他權益。

購股權計劃

因採納會計準則第34項「僱員福利」，大部份與本公司購股權計劃有關之詳細披露已轉移至財務報告附註30。

董事購入股份之權利

除財務報告附註30披露之購股權計劃一節所披露者外，本公司或其任何附屬公司於本年度內概無參與訂立任何安排，致使本公司董事或彼等各自之配偶或未滿18歲之子女可藉購入本公司或任何其他法人團體之股份或債券而得益。

董事於合約之權益

各董事年內於本公司或其任何附屬公司參與訂立並與本集團業務有重大關連之任何合約中，概無擁有任何重大權益。

主要股東

於二零零二年十二月三十一日，根據披露權益條例第16(1)條規定本公司存置之權益登記冊所記錄，以下為本公司已發行股本10%或以上之權益：

名稱	持有普通股數目	股本之百分比
Winspark Venture Limited *(附註)*	1,658,359,630	58%

附註：Winspark Venture Limited 之全部已發行股本由陳遠明先生實益擁有。

除上文披露者外，概無其他人士登記擁有根據披露權益條例第16(1)條須予記錄之本公司股本權益。

購買、贖回或出售證券

本公司或其任何附屬公司年內概無購買、贖回或出售任何本公司之證券。

董事(續)

獨立非執行董事：

吳偉雄先生
張仲良先生

根據本公司之公司細則第87條，譚炳華先生及吳偉雄先生將輪值告退，惟彼等均符合資格並願於應屆股東週年大會上膺選連任。

董事及高級管理人員之履歷

本公司董事及本集團高級管理人員之詳盡履歷載於年報第12至13頁。

董事之服務合約

邱德華先生及譚炳華先生均與本公司訂立服務合約，固定年期由二零零零年四月二十六日起至二零零三年四月二十五日，為期三年，並可在給予六個月通知後由任何立約一方終止。

除上述者外，各擬於應屆股東週年大會上膺選連任之董事概無訂立於一年內本公司可毋須付款(法定補償除外)而終止之服務合約。

董事之股份權益

於二零零二年十二月三十一日，根據證券(披露權益)條例(「披露權益條例」)第29條規定本公司存置之登記冊所載，各董事於本公司之上市證券中擁有權益如下：

董事	*附註*	權益性質	股份數目
邱德華先生	*1*	公司	148,474,000股
譚炳華先生	*2*	公司	80,000股

附註：

1. 此等股份乃透過由邱德華先生實益擁有之公司 Pacific Shore Profits Limited 持有。

2. 此等股份乃透過由譚炳華先生實益擁有之公司 Strong Trend International Limited 持有。

董事於本公司購股權中之權益另行披露於財務報告附註30。

股本及購股權

本公司股本及購股權於本年度之變動詳情連同變動之理由分別載於財務報告附註29及30。

本公司之公司細則或百慕達法例概無載有本公司須按比例向現有股東提呈發售新股份之優先購股權之規定。

儲備

本公司及本集團儲備於本年度之變動詳情分別載於財務報告附註31及綜合權益變動表。

可供分派儲備

於二零零二年十二月三十一日,本公司可用於現金分派及/或實物分派之儲備根據百慕達一九八一年公司法(經修訂)計算,達88,795,000港元。此外,本公司之股份溢價賬200,556,000港元可以繳足股款之紅股方式分派。

主要客戶及供貨商

於回顧年度,銷往本集團五大客戶之款額佔本年度銷售總額之31%,而其中銷往最大客戶之款額佔銷售總額14%。本集團向五大供貨商作出之採購佔本年度採購總額之34%,而其中向最大供貨商作出之採購佔採購總額8%。

據董事所知,董事、彼等之聯繫人士(定義見香港聯合交易所有限公司證券上市規則(「上市規則」))或就董事所知擁有本公司已發行股本5%以上之股東概無擁有本集團五大客戶或供貨商之任何權益。

董事

本年度之本公司董事如下:

執行董事:

邱德華先生*(主席)*
譚炳華先生
雷美寶小姐
王香玲小姐
譚榮健先生

財務資料概要(續)

	於十二月三十一日				
	二零零二年 千港元	二零零一年 千港元	二零零零年 千港元	一九九九年 千港元	一九九八年 千港元
資產、負債及少數股東權益					
固定資產	201,955	138,811	135,800	132,476	185,810
負商譽	(58,671)	—	—	—	—
於聯營公司之權益	30,894	—	—	42	23
預付租金	4,114	4,851	5,588	6,324	7,061
租約按金	972	517	397	—	—
遞延產品開發成本	4,195	4,459	4,131	3,684	5,829
遞延營業前支出	—	—	—	—	3,363
流動資產	676,241	575,477	421,444	252,277	200,805
資產總值	859,700	724,115	567,360	394,803	402,891
流動負債	136,492	87,647	146,674	191,152	140,960
長期銀行借貸	—	—	—	—	13,247
長期服務金撥備	1,465	—	—	—	—
遞延稅項	1,433	1,433	1,433	600	—
負債總額	139,390	89,080	148,107	191,752	154,207
少數股東權益	32,233	36,443	42,177	8,836	8,806
資產淨值	688,077	598,592	377,076	194,215	239,878

固定資產

有關本公司及本集團固定資產於本年度之變動詳情載於財務報告附註13。

財務資料概要

以下為本集團於過去五個財政申報年度之業績與於各財政申報年度結算日期之資產及負債之概要。此等資料乃摘錄自本集團之已刊發經審核財務報告，現載列如下：

	截至十二月三十一日止年度				
	二零零二年	二零零一年	二零零零年	一九九九年	一九九八年
	千港元	千港元	千港元	千港元	千港元
業績					
營業額	**741,077**	544,174	659,807	601,609	483,557
除融資成本前溢利／(虧損)	**60,560**	28,462	36,943	(38,603)	(27,470)
應佔聯營公司溢利減虧損	**5,797**	—	—	—	—
除稅前溢利／(虧損)	**66,357**	28,462	36,943	(38,603)	(27,470)
稅項	**(4,675)**	(3,079)	(5,424)	(6,265)	988
除少數股東權益前溢利／(虧損)	**61,682**	25,383	31,519	(44,868)	(26,482)
少數股東權益	**1,165**	5,734	976	(30)	(4)
股東應佔日常業務溢利／(虧損)淨額	**62,847**	31,117	32,495	(44,898)	(26,486)

董事會謹提呈董事會報告書與本公司及本集團截至二零零二年十二月三十一日止年度的經審核財務報告。

主要業務

本公司之主要業務為投資控股。本集團之主要業務為設計、發展、製造及銷售電子產品、製造及銷售印刷綫路板，以及買賣及分銷電子配件及部件、買賣上市證券投資、提供貸款融資及製造及銷售光學產品。

本集團收購恒光行實業有限公司(該公司於香港註冊成立為有限公司，並於香港聯合交易所有限公司(「聯交所」)上市)後，製造及銷售光學產品成為年內本集團之新業務。

業績及股息

本集團截至二零零二年十二月三十一日止年度之溢利與本公司及本集團於該日之財務狀況載於第22頁至第72頁之財務報告。

董事會不建議派發本年度之股息。

非執行董事(續)

張仲良先生(董事),現年49歲,擁有逾20年建築師及房地產投資顧問之經驗。彼亦為 China SMS Limited 之行政主席。彼於香港大學畢業,獲文學士學位(建築學)及建築學士學位。彼為香港建築師學會之會員及建築師註冊條例所指之註冊建築師。彼於二零零零年三月加入本集團。

高級管理人員

馬永權先生,現年43歲,為集團財務總監兼公司秘書,負責財務、會計及公司秘書等工作。彼為英國公認會計師公會之資深會員及香港會計師公會之會員。彼於一九九五年加入本集團之前,已累積逾12年有關經驗,並曾於一間國際會計師行及一間主要商人銀行任職,亦曾於香港多間貿易及製造業公司擔任財務高職。

許永基先生,現年58歲,為本集團電子產品部門之營運總監,負責製造及工程事務。彼在電子行業擁有逾30年經驗。在一九九六年加入本集團之前,彼為一間在香港上市之電子公司創辦人之一。

楊錦堂先生,現年49歲,為怡德綫路板有限公司之董事兼總經理,負責本集團整體之綫路板業務。彼持有化學工程學士學位。在一九九一年加入本集團之前,彼曾在數家綫路板製造商任職管理階層,並在綫路板業務擁有逾13年之營運及管理經驗。

黃德忠先生,現年36歲,為首席營運主任,負責本集團有關電子產品之銷售及推廣事務。彼於一九九三年加入本集團之前,曾在一家大型電子消費品製造商任職採購經理兩年。彼持有經濟學學士學位。

吳亮明先生,現年48歲,為高級推廣經理,負責本集團有關電子產品銷售及推廣。彼擁有逾20年之銷售及推廣經驗。彼於一九八八年加入本集團。

梁雄達先生,現年37歲,為副總經理,負責本集團電子產品部之製造業務。在一九九五年加入本集團前,彼曾在香港一家上市電子製造公司任職品質經理,擁有5年經驗。

方榮漢先生,現年37歲,為研究及發展經理,負責本集團之產品設計及開發與技術支援。彼持有電子工程學士學位,在生產工程方面擁有逾10年經驗。彼於一九九六年加入本集團。

執行董事

邱德華先生(*主席*),現年47歲,為本集團之創辦人,主要負責公司策略規劃。彼持有機械工程理學士學位,並在電子行業擁有逾20年經驗。在成立本集團之前,邱先生曾於一間在香港經營之著名美國電子公司任職設計工程師,故在生產設計方面累積寶貴經驗,且與香港多家電子製造商建立緊密之業務關係。

譚炳華先生(*董事*),現年47歲,在電子行業擁有逾20年經驗。譚先生於一九七九年畢業於加拿大 Simon Fraser University 後,首先於一間在香港經營之主要電子公司任職地區推廣經理,對北美及歐洲市場有廣泛認識。彼於一九八三年加入本集團,負責本集團電子產品部門之製造及銷售業務。

雷美寶小姐(*董事*),現年35歲,負責本集團之業務投資及發展。雷小姐持有由香港中文大學頒發之工商管理碩士學位及社會科學學士學位。在加入本集團之前,彼為兩間香港上市公司之執行董事,該兩間上市公司主要從事按揭貸款融資、物業投資及發展。彼在業務投資及發展方面擁有逾10年經驗。彼於二零零零年二月加入本集團。

王香玲小姐(*董事*),現年42歲,負責本集團之管理及行政工作。王小姐於物業發展及管理方面有逾12年經驗。於加入本集團之前,彼為香港兩間上市公司之執行董事,該兩間公司主要從事按揭貸款融資、物業投資及發展。彼於二零零零年二月加入本集團。

譚榮健先生(*董事*),現年37歲,負責本集團之財務工作。彼為英國特許管理會計師公會、英國公認會計師公會及香港會計師公會之會員。彼為執業會計師,於加入本集團之前,曾於一間國際會計師事務所及兩間香港上市公司工作。彼於會計方面擁有逾14年經驗。彼於二零零零年二月加入本集團。

非執行董事

吳偉雄先生(*董事*),現年39歲,為執業律師,且為姚黎李律師行之合夥人,姚黎李律師行為香港律師行及公證人。吳先生在香港之證券法例、公司法例及商業法例方面擁有廣泛經驗,並曾參與證券於香港之首次公開發售以及上市公司企業重組、收購及合併等活動。彼常就私人股本投資、合營企業及規例遵守方面向跨國公司及香港公司提供顧問服務。彼於二零零零年三月加入本集團。

財務回顧(續)

於回顧年度,添置固定資產共21.4百萬港元,而在收購恒光行時購入之資產為75.6百萬港元。

負商譽乃來自收購恒光行,以及於二零零二年五月認購本集團過往擁有55%權益之附屬公司 Electronics Tomorrow Manufactory Inc. 57股新股份而增加10%之投資。

流動資金及財務資源

於二零零二年十二月三十一日,本集團之現金及銀行結存(包括定期存款及抵押存款)減少至322.4百萬港元(二零零一年:373.8百萬港元)。本集團有可動用銀行融資達178百萬港元。因此,吾等相信本集團現金資源充裕,可應付營運資金需求及日後發展所需之一切承擔。按負債總額對資產總額之比率計算之本集團資本負債比率為20.0%,而二零零一年十二月三十一日則為17.3%。

由於本集團之銷售大部份以美元及港元定值,故本集團之外匯風險極低。另一方面,本集團之支出主要為預期波動不大之美元、港元及人民幣。

資本結構

根據於二零零二年三月十一日訂立之配售協議,本公司之主要股東 Winspark Venture Limited(「Winspark」)透過金利豐證券有限公司配售178,000,000股股份予獨立投資者,每股作價0.15港元。此外,根據本公司與 Winspark 於同日訂立之先舊後新配售協議,Winspark 認購178,000,000股本公司新股,每股作價0.15港元。配售股份所得款項淨額約為26百萬港元,已用於本集團之一般營運資金。

此外,倘於二零零零年向三名董事授出之購股權獲全面行使,則本公司之已發行股本將增加91,500,000股股份。

本公司建議進行資本重組,包括股本削減、股份拆細及股份合併。

僱員及薪酬政策

於二零零二年十二月三十一日,本集團共有約4,600名全職僱員,其中逾4,400人駐於中國,約160人駐於香港。

本集團給予僱員具競爭力之薪酬。本集團於中國根據現行勞工法向僱員提供員工福利及花紅。於香港,除基本薪酬外,本集團亦提供員工福利,當中包括醫療保險、按表現派發花紅,以及強制性公積金。

財務回顧

雖然全球經濟籠罩不明朗因素，而且大部份企業之收入均告下跌，但本集團仍能成功保持在電子業之地位。回顧年度之溢利貢獻及年內配售新股份，令本集團之總資產淨值增加89.5百萬港元。於二零零二年三月收購恒光行後，本集團之總營業額達741.1百萬港元，較去年同期增加36.2%。股東應佔純利為62.8百萬港元，而本年度之每股基本盈利為2.23港仙。變動詳情概述如下：

	本集團總資產淨值增加／(減少) 百萬港元
固定資產	63.1
負商譽	(58.7)
於聯營公司之權益	30.9
預付租金	(0.7)
租約按金	0.5
遞延產品開發成本	(0.3)
現金及銀行結餘、定期存款及抵押存款	(51.4)
應收賬款、應收票據、預付款項、按金及其他應收款項	0.7
應收貸款及應收貸款利息	108.9
短期投資	(0.6)
持作出售物業	(2.2)
存貨	45.4
應付賬款、應計債務及其他應付賬款	(36.7)
稅項(包括應付稅項及遞延稅項)	(3.3)
應付聯營公司款項	(8.8)
長期服務金撥備	(1.5)
少數股東權益	4.2
本集團總資產淨值之增加淨額	89.5

於二零零二年十二月三十一日，本集團於香港及中國內地之物業由專業估值師按照公開市值進行重估。從上述估值產生之重估盈餘22,000港元及重估虧絀31,000港元已分別計入損益賬及在物業重估儲備中扣除。

日後計劃（續）

儘管綫路板市道反覆且利潤似乎不太吸引，惟在汰弱留強後，如本集團般根基穩固之綫路板製造商會有更充裕之發展空間，本集團將致力為利潤較理想之高檔產品尋找新客戶。憑著堅持控制成本，相信本集團之綫路板業務正朝著正確方向達致目標。

恒光行已重奪其於眼鏡業之領導地位。大部份業務基本元素已有顯著改進，包括更優質產品、更可靠之付運時間及管理更佳之產品開發計劃。於二零零三年首季，恒光行開始集中推行多項措施，包括(i)為配合恒光行之競爭製造策略，檢討恒光行全部設備、過程及技術，確保能符合恒光行之目標分類；(ii)更積極外判工序，務求降低採購成本及在取捨製造或購買時作出更妥善之經濟決定，而兩者均有助提高利潤；(iii)確立目標分類計劃，以設計部門為首，輔以營銷人員之協助，開發以特定市場為目標之產品，透過管理產品概念及更佳元件整合，從而為客戶增值；及(iv)透過減少未能即時產生收益之成本結構，進一步降低恒光行之間接開支。

憑著雄厚之財務實力及現金狀況，本集團將繼續開拓本地及國內更具吸引力之投資機會，發展業務，相信定能為各股東帶來可觀之回報。

本人謹代表董事會向年內一直努力不懈及鼎力支持本集團之員工，以及諸位供應商、客戶、往來銀行及股東致謝。

承董事會命
主席
邱德華

香港，二零零三年四月二十八日

業務回顧（續）

年內，本集團完成收購恒光行之控股權益。恒光行已大致達成本年度之營運目標，包括大幅削減固定成本以降低盈虧平衡點、取消非必要職位以縮減人手及重組、精簡架構。然而，在收入方面，由於接近年終時交付客戶之進度忽然放慢，恒光行只能完成數目與上年相若之訂單。由於本集團於本年度首次加入恒光行之業績，恒光行貢獻之營業額為207.7百萬港元。此外，光學產品市場價格之壓力令恒光行於第四季之毛利嚴重縮減，導致整體毛利率下跌。

鑑於股市疲弱，買賣上市股本投資之營業額從二零零一年之31.6百萬港元大幅下跌至70萬港元。

香港經濟前景不明朗，加上利率處於低位，貸款融資之需求及回報均告下跌。故此，貸款融資之利息收入較去年下跌81%至1.2百萬港元（二零零一年：6.4百萬港元）。

本集團於收購恒光行之控股股權後，恒光行之財務業績有所改善。然而，恒光行就償還貸款250百萬港元尚未償還之本金及利息之現金流動狀況緊絀。於二零零三年三月四日，本集團與恒光行訂立有條件出售資產協議及有條件貸款重組協議。有關詳情請參閱本公司於二零零三年四月七日刊發之通函。

日後計劃

美伊戰事於二零零三年三月中令全球經濟於二零零三年復甦之希望蒙上陰影。此外，香港亦正受非典型肺炎影響，社會充滿恐懼與不安。預料只有待此傳染病受控制後，社會各界方會恢復信心。儘管如此，本集團對來年之業務發展繼續持審慎樂觀之態度。以仍在增長及所受戰爭影響較少之中國經濟作為後盾，本集團有大量商機進一步開拓於中國之製造業務。

在電子產品部門方面，本集團之目標為進一步開拓原設備製造業務。此舉有助減輕因歐美等國需求減少而令出口銷售萎縮之影響。另一方面，由於無線裝置在電子產品日益普及，本集團已進行廣泛之研發工作以擴大產品系列。此外，為多元化本集團在電子業之業務，管理層正物色機會與國際知名電子製造商合作生產不同種類之電子產品或元件。

本人謹代表董事會欣然報告本集團截至二零零二年十二月三十一日止年度之全年業績。

業績

本年度本集團股東應佔溢利為62.8百萬港元。每股盈利為2.23港仙，而去年則為2.63港仙。吾等之現金及資本負債狀況十分穩健。於二零零二年十二月三十一日，本集團之現金淨額為322.4百萬港元（二零零一年：373.8百萬港元），佔股東資金688.1百萬港元之46.9%（二零零一年：62.4%）。

董事會不建議派付任何末期股息（二零零一年：無）。

業務回顧

雖然全年充滿不明朗因素，而且大部份企業之收入均告下跌，但本集團在電子業仍然有出色之表現。計及於二零零二年三月收購恒光行實業有限公司（「恒光行」）帶來之貢獻，總營業額增加36%至741.1百萬港元（二零零一年：544.2百萬港元），而股東應佔溢利為62.8百萬港元（二零零一年：31.1百萬港元），較去年增加102%。

於回顧年度，電子產品部表現令人滿意，為本集團帶來可觀溢利。營業額較去年增加3%至434.4百萬港元（二零零一年：420.6百萬港元）。在競爭激烈之消費產品市場中，本集團成功作多元化發展及擴大其產品範圍。除仍屬本集團主要產品之時鐘、溫度計及計時器外，其他新開發產品，如無線裝置、遙控時鐘及太陽能產品等在總營業額所佔比重正逐步提升。這些新產品正配合市場之變動及不斷轉變之消費者口味。另一方面，與日本客戶間之原設備製造業務穩步增長，亦有助本集團保持市場地位。

印刷綫路板（「綫路板」）業務於二零零二年依然經營困難。持續削價及供過於求令業內出現惡性競爭。然而，由於致力營銷及管理得宜，本集團能夠克服不利之環境，銷售取得增長。營業額與去年同期比較上升14%至96.9百萬港元（二零零一年：84.7百萬港元）。因此，綫路板部門之經營虧損大幅減少。

貿易及分銷業務於二零零二年全年依然暫無營業。本年度之營業額約10萬港元為沽清手頭存貨所得。本集團之管理層認為現時尚未適合重新開展其貿易業務。

註冊辦事處：
Clarendon House
Church Street
Hamilton HM 11
Bermuda

主要營業地點：
香港
皇后大道中5號
衡怡大廈
27樓

附註：

1. 凡有權出席上述大會及於會上投票之股東，均有權委派一位或多位代表出席，並於投票時代其投票。代表毋須為本公司之股東。

2. 代表委任表格連同已簽署之授權書或其他授權文件（如有）或經由公證人簽署證明之該等授權書或授權文件副本，須於大會或任何續會指定舉行時間四十八小時前交回本公司之總辦事處及主要營業地點（地址為香港皇后大道中5號衡怡大廈27樓），方為有效。

3. 就上文第4(B)項決議案而言，一份載有香港聯合交易所有限公司證券上市規則規定所需關於購回股份之資料之説明函件將於適當時向股東寄發。

(iii) 就本決議案而言：

「有關期間」指由本決議案通過日期起至下列最早發生日期為止之期間：

(a) 本公司下屆股東週年大會結束時；

(b) 按本公司之公司細則或任何適用法律所規定須召開本公司下屆股東週年大會之期限屆滿時；或

(c) 本公司股東在股東大會上以普通決議案撤銷或更改本決議案所載授權當日。

(C) 「**動議**擴大根據上文第4(A)項決議案向董事會授出可行使本公司權力以配發、發行及處理本公司股份之一般權力，在董事根據該項一般授權可予配發之本公司股本總面額之上，另加相當於本公司按照根據上文第4(B)項決議案授出之權力購回之本公司股本總面額之款額。」

5. 作為特別事項，考慮並酌情通過下列決議案為特別決議案（無論有否修訂）：

「**動議**修改本公司之公司細則第1條，將「Clearing house」（結算所）一詞之釋義刪去「Section 2 of the Securities (Clearing Houses) Ordinance」（證券（結算所）條例第2條），並以「Part 1 of Schedule 1 of the Securities and Futures Ordinance」（證券及期貨條例附表一第一部）代替。」

6. 進行本公司任何其他事項。

承董事會命
主席
邱德華

香港，二零零三年四月二十八日

(iv) 就本決議案而言：

「有關期間」指由本決議案通過日期起至下列最早發生日期為止之期間：

(a) 本公司下屆股東週年大會結束時；

(b) 按本公司之公司細則或任何適用法律所規定須召開本公司下屆股東週年大會之期限屆滿時；或

(c) 本公司股東在股東大會上以普通決議案撤銷或更改本決議案所載授權當日。

「供股」指在本公司董事會指定之期間內，向於指定記錄日期名列股東名冊之本公司股份持有人按其當時之持股比例提呈股份、提呈或發行認股權證、購股權或有權認購本公司股份之其他證券之建議(惟本公司董事會有權就零碎股份或因適用於本公司之任何地區之任何法律或認可管制機構或證券交易所之規定所引致之任何限制或責任而認為必須或權宜取消或作出豁免或其他安排)。」

(B) 「**動議**：

(i) 在本決議案第(ii)分段之規限下，謹此全面及無條件批准本公司董事會於有關期間(定義見下文)內根據所有適用法律及本公司之公司細則，行使本公司一切權力購回本公司股本中之已發行股份；

(ii) 本公司按本決議案第(i)分段所述之批准獲准購回之本公司股本中股份總面額不得超過本公司於本決議案獲通過日期已發行股本總面額之10%，或倘為本公司之任何股本削減生效後，則為緊接該股本削減生效後本公司已發行股本總面額之10%(視情況而定)，按第(B)(i)段授出之批准亦因而受此限制；及

茲通告本公司謹定於二零零三年六月二十七日星期五上午十一時三十分假座香港九龍紅磡鶴翔街1號維港中心1座9樓903－906室舉行本公司股東週年大會，以處理下列事項：

1. 省覽截至二零零二年十二月三十一日止年度經審核財務報告及董事會報告書與核數師報告書。

2. 重新選舉退任董事及授權董事會釐定董事酬金。

3. 續聘核數師及授權董事會釐定核數師酬金。

4. 作為特別事項，考慮並酌情通過下列決議案為普通決議案(無論有否修訂)：

(A) 「**動議**：

(i) 在本決議案第(iii)分段之規限下，謹此全面及無條件批准本公司董事會於有關期間(定義見下文)內行使本公司一切權力配發、發行及處理本公司股本中每股面值0.10港元，或因股本削減、股份合併或股份拆細或其他股本而產生之其他面值之額外股份(視情況而定)，以及作出或授予可能需要行使該等權力之售股建議、協議及購股權；

(ii) 本決議案第(i)分段之批准須授權本公司董事會於有關期間內，作出及授予可能須於有關期間結束後行使該等權力之售股建議、協議及購股權；

(iii) 本公司董事會根據本決議案第(i)分段之批准配發或有條件或無條件同意將予配發(不論根據購股權或其他方式而配發者)之股本總面額(根據：(a)供股(定義見下文)；(b)行使本公司發行之認股權證或任何可轉換為本公司股份之證券所附之認購權或轉換權；(c)本公司之購股權計劃；及(d)根據本公司不時有效之公司細則進行以股代息或類似安排以配發本公司股份代替股份之全部或部份股息除外)，不得超過本決議案獲通過日期本公司已發行股本總面額20%，或倘為股本削減生效後之任何股份，則為緊接該股本削減生效後本公司已發行股本總面額之20%(視情況而定)，而按第(A)(i)及(A)(ii)段授出之批准亦因而受此限制，及

董事

執行董事

邱德華(主席)
譚炳華
雷美寶
王香玲
譚榮健

非執行董事

吳偉雄
張仲良

公司秘書

馬永權

核數師

安永會計師事務所

香港法律顧問

張葉司徒陳律師事務所
王施慧妍律師行
海陸美國國際律師事務所

百慕達法律顧問

Conyers, Dill & Pearman

註冊辦事處

Clarendon House
Church Street
Hamilton HM 11
Bermuda

總辦事處及主要營業地點

香港
皇后大道中5號
衡怡大廈27樓

主要股份過戶登記處

The Bank of Bermuda Limited
6 Front Street
Hamilton HM 11
Bermuda

股份過戶登記處香港分處

香港中央證券登記有限公司
香港
皇后大道東183號
合和中心
19樓
1901–1905室

主要往來銀行

香港上海滙豐銀行有限公司
港基國際銀行
UBS
廖創興銀行有限公司
德國商業銀行
交通銀行
中國工商銀行(亞洲)有限公司

目錄

目錄

2 公司資料
3 股東週年大會通告
7 主席報告書
10 管理層之討論及分析
12 董事及高級管理人員之履歷
14 董事會報告書
21 核數師報告書
22 綜合損益賬
23 綜合資產負債表
25 綜合權益變動表
26 綜合現金流動表
28 資產負債表
29 財務報告附註

明日國際集團有限公司

(於百慕達註冊成立之有限公司)

二零零二年年報